Filed Pursuant to Rule 424(b)(4)
Registration No. 333-218955

PROSPECTUS

6,250,000 Shares

PetIQ, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of PetIQ, Inc. We are offering 6,250,000 shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “PETQ.”

Investing in our Class A common stock involves substantial risk. See “Risk Factors” beginning on page 21 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements.

	PER SHARE	TOTAL
Public offering price	$16.00	$100,000,000
Underwriters’ discounts and commissions (1)	$1.12	$7,000,000
Proceeds to PetIQ, before expenses	$14.88	$93,000,000

(1)	We refer you to “Underwriting” beginning on page 111 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be on or about July 26, 2017. We have granted the underwriters an option for a period of 30 days to purchase an additional 937,500 shares of our Class A common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commission payable by us will be $8,050,000 and the total proceeds to us, before expenses, will be $106,950,000.

Joint Book-Running Managers

Jefferies	William Blair

Co-Managers

Oppenheimer & Co.	Raymond James	SunTrust Robinson Humphrey

Prospectus dated July 20, 2017

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

BASIS OF PRESENTATION

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, which we refer to collectively as the “Transactions,” and this offering. See “The Transactions” for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions and this offering.

As used in this prospectus, unless the context otherwise requires, references to:

∎	“we,” “us,” “our,” the “Company,” “PetIQ” and similar references refer: (i) following the consummation of the Transactions and this offering, to PetIQ, Inc., a Delaware corporation, and, unless otherwise stated, all of its subsidiaries, including PetIQ Holdings, LLC, a Delaware limited liability company, which we refer to as “HoldCo,” and PetIQ, LLC, an Idaho limited liability company, which we refer to as “OpCo,” and, unless otherwise stated, all of its subsidiaries and (ii) on or prior to the completion of the Transactions and this offering, to HoldCo and, unless otherwise stated, all of its subsidiaries.

∎	“Certain Sponsors” refer to, collectively, Eos Capital Partners IV, L.P., Eos Partners, L.P., and Highland Consumer Fund 1-B Limited Partnership, which prior to the Transactions are the owners of the Sponsor Corps and will contribute the Sponsor Corps (which hold 7,523,839 LLC Interests) to us in exchange for 5,615,981 shares of Class A common stock and $30.5 million of preference notes (the “Certain Sponsor Preference Notes”) in connection with the consummation of this offering. The Certain Sponsors are affiliated with Eos Partners and Porchlight Equity Partners. See “Prospectus Summary—Our Equity Sponsors.”

∎	“Sponsor Corps” refer to, collectively, ECP IV TS Investor Co., Eos TS Investor Co. and HCP—TS Blocker Corp, each an owner of HoldCo prior to the Transactions that will become our wholly owned subsidiary after giving effect to the Transactions. The Certain Sponsors, prior to the Transactions, are the owners of the Sponsor Corps.

∎	“Continuing LLC Owners” refer to the owners of HoldCo prior to the Transactions (other than the Sponsor Corps and the Employee Owners) who will sell to PetIQ 1,589,642 LLC interests for an aggregate of $25.4 million of preference notes (the “Continuing LLC Owner Preference Notes” and, together with the Certain Sponsor Preference Notes, the “Preference Notes”) and receive an aggregate of 8,401,521 shares of Class B common stock, equal to the number of LLC Interests they continue to own after the Transactions and who may, following the consummation of this offering, exchange their LLC Interests and Class B common stock for shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—HoldCo Agreement.” The Continuing LLC owners includes entities affiliated with Porchlight Equity Partners and Clarke Capital Partners. See “Prospectus Summary—Our Equity Sponsors.”

∎	“Employee Owners” refer to certain of our employees who will exchange 419,102 LLC interests for 419,102 shares of Class A common stock.

∎	“LLC Interests” refer to the single class of newly issued common membership interests of HoldCo.

PetIQ is a holding company and will be the sole managing member of HoldCo. HoldCo is a holding company and the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. Upon the completion of this offering and the application of proceeds therefrom, PetIQ’s principal asset will be LLC Interests of HoldCo held directly and indirectly. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes. PetIQ will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

∎	PetIQ. Other than the balance sheets, dated as of March 31, 2017, December 31, 2016 and February 29, 2016, the historical financial information of PetIQ has not been included in this prospectus. This entity has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

∎	OpCo. As we will have no other interest in any operations other than those of OpCo and its subsidiaries, the historical consolidated financial information included in this prospectus is that of OpCo and its subsidiaries.

The unaudited pro forma financial information of PetIQ presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of OpCo and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “The Transactions,” including the completion of this offering, as if all such transactions had occurred on January 1, 2016, in the case of the unaudited pro forma consolidated statement of operations data, and as of December 31, 2016 and March 31, 2017, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

TRADEMARKS

This prospectus includes our trademarks, trade names and service marks, such as “PetIQ,” “PetAction,” “Advecta,” “PetLock,” “Heart Shield,” “TruProfen,” “Betsy Farms,” “Minties,” “Vera,” “Delightibles” and “VetIQ,” which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Company’s statement that it pioneered and is the leading seller to the retail channel of pet products previously available for purchase primarily from veterinary clinics is based solely upon the Company’s first-hand experience in the pet health and wellness market as a vendor of these products to national retail stores. As a result of its relationship with such national retail stores, the Company believes that no other vendors supplied veterinarian-grade pet products prior to the Company’s entry into the market. In addition, as a result of these relationships, the Company believes that no other vendors supply the same breadth of veterinarian-grade Rx, OTC medications and health and wellness products as the Company to the retail channel.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.

Our Company

PetIQ is a rapidly growing distributor and manufacturer of veterinarian-grade pet prescription (“Rx”) medications, over-the-counter (“OTC”) flea and tick preventatives and health and wellness products for dogs and cats. We pioneered and are the leading seller to the retail channel of pet products that were previously available for purchase primarily from veterinary clinics. We enable our customers to offer pet owners choice, affordability and convenience on products from leading national brands (“distributed products”) as well as our proprietary value-branded alternatives. Consumer behavior supports our continuing growth: pet owners are increasingly migrating their purchases away from veterinarians’ offices to the channels we serve. In addition, pet owners are shifting their retail purchases from non-veterinarian-grade products, previously the only products available in the retail channel, to the premium veterinarian-grade products that we sell. We believe we are well positioned to capitalize on these changes in consumer behavior because of our category leadership, broad product portfolio, value proposition and strong customer relationships. The end markets we serve are large and growing: U.S. sales of pet medications have grown to an estimated $7.4 billion in 2016 and are estimated to reach $8.9 billion by 2019, representing a compound annual growth rate (“CAGR”) of 6% between 2016 and 2019, according to Packaged Facts.

Our product portfolio spans a wide range of veterinarian-grade Rx medications and leading OTC medications as well as other health and wellness products. We offer our customers a comprehensive category management solution and sell products under multiple brands to address channel-specific requirements. Our most popular product categories include:

CATEGORY	PRODUCT FUNCTION	DISTRIBUTED BRANDS	PROPRIETARY BRANDS
Rx Medications	Heartworm preventatives Arthritis treatments Heart disease treatment

OTC Medications and Supplies	Flea and tick prevention

Health and Wellness Products	Vitamins Treats Nutritional supplements Hygiene products	NA

We believe our consumer value proposition drives increasing demand for our products. Pet owners can typically buy our distributed products from retailers at a 20-30% savings compared to the prices charged by veterinarians, and can save as much as 50% on our proprietary value-branded products, which contain the same active ingredients as distributed products and are subject to the same Food and Drug Administration (“FDA”) and Environmental Protection Agency (“EPA”) approval process.

We have successfully introduced our products into all major retail channels including mass, food and drug, clubs, pet specialty, online and pharmacies. Our network of customers includes Walmart, Sam’s Club, Costco, PetSmart, Petco, Kroger, Target, and BJ’s Wholesale Club, among others, and more than 40,000 retail pharmacy locations. We support our retail customers by (i) providing unique merchandising solutions, (ii) offering 24-hour fulfillment of Rx pet medications to pharmacies and (iii) creating marketing and promotional programs that highlight the value proposition and availability of veterinarian-grade pet medications through the retail channel.

We rapidly develop, manufacture and introduce innovative new products to retailers and consumers. Our current product portfolio and pipeline of future products have been developed through a combination of in-house specialists and animal health research and development (“R&D”) experts. In addition, we specialize in market analysis, product development, packaging, marketing, industry licensing and managing both EPA and FDA regulated products. These internal and external resources enable us to expand our portfolio of proprietary value-branded products and develop next-generation versions of our existing products. We have found that our retail expertise and strong market position makes us an attractive partner for scientists and entrepreneurs developing new products in the pet health and wellness field. A combination of our internal expertise and strategic relationships have produced several of our top selling products and brands, including VetIQ, PetAction Plus, Advecta, PetLock Plus and TruProfen.

Recent financial highlights include:

∎	Net sales growth from $31.8 million in fiscal year 2011 to $214.9 million for the last twelve months (“LTM”) ended March 31, 2017, representing a CAGR of approximately 44%;

∎	Net income improvement from a loss of $11.0 million in fiscal year 2014 to income of $1.2 million for the LTM ended March 31, 2017;[1]

∎	Adjusted EBITDA growth from $(5.4) million in fiscal year 2014 to $12.6 million for the LTM ended March 31, 2017;

∎	Net sales growth from $52.3 million for the three months ended March 31, 2016 to $67.0 million for the three months ended March 31, 2017, representing a 28.2% growth year over year increase;

∎	Net income growth from a loss of $(0.3) million for the three months ended March 31, 2016 to $4.3 million for the three months ended March 31, 2017; and

∎	Adjusted EBITDA growth from $3.8 million for the three months ended March 31, 2016 to $5.7 million for the three months ended March 31, 2017, representing a 51.0% year over year growth.

[1]	Our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our income will be subject to U.S. federal and state taxes.

Net Sales ($ Millions)2

Our Industry

Attractive Pet Industry Trends. In 2016, approximately 63.4 million U.S. households (52% of total U.S. households) owned a dog or a cat, compared to 57.0 million households (50% of total U.S. households) in 2008, according to Packaged Facts. Based on the 2010 Census, today more U.S. households have pets than have children. Demographic trends in pet ownership and changing attitudes toward pets support our continuing growth.

∎	Pet Humanization: According to Packaged Facts, in the United States, an estimated 79% of dog owners and 77% of cat owners view their pets as family members. With pets increasingly viewed as companions, friends and family members, pet owners behave like “pet parents” with a strong inclination for spending disposable income to meet all of their pets’ needs during all economic cycles. Pets have become a financial priority.

∎	Increasing Consumer Focus on Pet Health and Wellness: Consumers are exhibiting greater interest in improved health for their pets and, as a result, are increasing their purchases of the most effective veterinarian-grade pet products and supplies. Pet owners of all demographic and income levels aspire to purchase leading veterinarian-grade treatments.

∎	Increasing Pet Age and Incidents of Pet Disease: Pets are living longer and, as a result, have increasing medication needs. The American Veterinary Medical Association (“AVMA”) reports the percentage of households owning dogs aged six and older rose from 42% in 1991 to 48% in 2011, with comparable figures rising from 29% to 50% for cats. Chronic age-related pet disease is increasingly prevalent in dogs and cats. In 2016, Packaged Facts reported that 53.9% of dogs and 58.9% of cats are overweight, and in 2015, Packaged Facts reported that approximately 75% of older dogs and predisposed breeds have heart disease.

Strong Growth in Pet Products. According to Packaged Facts and the American Pet Products Association (the “APPA”), Americans spent $81.4 billion on pet products and services in 2016, nearly triple their 2001 spending of $28.5 billion. U.S. sales of pet medications for dogs and cats have grown from $5.8 billion in 2011 to an estimated $7.4 billion in 2016 and are estimated to reach $8.9 billion by 2019, representing a CAGR of 6% between 2016 and 2019, according to Packaged Facts. Additionally, our innovative pet treats compete in the U.S. dog and cat treat market, which has grown every year since 2010. According to Packaged Facts, the U.S. dog and cat treat market has grown to an estimated $6.1 billion in 2016 and is estimated to reach $7.3 billion of retail sales by 2019, representing a CAGR of 6% between 2016 and 2019.

[2]	The Company realized $16.6 million in net sales to Walmart as part of a one-time sales opportunity in 2015. These sales to Walmart did not recur in 2016. On a pro forma basis, excluding the one-time sales opportunity to Walmart, net sales grew approximately $11.0 million or 5.8% in 2016 as compared to 2015.

Migration of Pet Medication Purchases from the Veterinarian Channel to Retail: We believe the market for pet medication and health and wellness products in the retail channel is likely to outpace growth in the broader pet industry. This migration away from the veterinary channel has already begun as the estimated mass market share of the U.S. pet medication industry increased from 12% in 2011 to 21% in 2015 while the estimated veterinarian share declined from 63% in 2011 to 59% in 2015. We believe that migration will continue in the future as more consumers become aware of the significant cost savings that retail channels can deliver and our product penetration at retail increases. Historically, high veterinary clinic prices have constrained pet medication sales. Our affordable high-quality products will help unlock demand and provide cost sensitive customers the leading treatments they want at prices they can afford.

Fairness to Pet Owners Act of 2017. We believe that, if enacted, the Fairness to Pet Owners Act of 2017 (“FTPOA”), now pending before Congress, has the potential to accelerate the migration of pet medications to the retail channel. Many pet medications cannot be purchased without a prescription signed by a veterinarian. But in most states veterinarians, unlike physicians treating humans, are not required to give pet owners a prescription that they can fill in retail pharmacies. In May 2015, the United States Federal Trade Commission (“FTC”) published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely increase competition. The FTPOA would guarantee that pet owners would receive a copy of their pets’ prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a pet prescription is required to purchase many pet medications, we believe that the FTPOA, if enacted, would significantly increase retail sales of pet medications and our net sales and profits. For example, 67% of prescription heartworm medications purchased by dog owners are purchased from veterinarians, according to Packaged Facts. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of OTC pet medications at retail.

The enactment of the Fairness to Contact Lens Consumers Act in 2003, which requires eye care professionals to give consumers contact lens prescriptions, demonstrates the benefits of prescription access to contact lens consumers and to retailers. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer obligated to purchase contact lenses from prescribing eye care professionals and now purchase a significant amount of contact lenses online and at retail outlets for prices far less than the prices charged by eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. Similarly the FTPOA, if enacted, has the potential to spark significant growth in the market for pet medications, as more pet owners will be able to afford veterinarian-grade products.

Our Competitive Strengths

The following strengths form the foundation for our future growth:

First Mover Advantage in the Rx and OTC Pet Medications Market in the Retail Channel. Founded in 2010, we pioneered and are the leading seller to the retail channel of pet products previously available for purchase primarily from veterinary clinics. The category grew significantly after we brought leading veterinary brands to the national retail sector. Being first to market has allowed us to gain significant scale and expertise, as well as complete the time consuming and costly process of obtaining the FDA and EPA registrations necessary to have Rx medications available in the retail channel. We believe that through product development, manufacturing capabilities, distribution and retail execution we have enabled retailers to enter and grow the market for high quality pet medications. We believe that our “first mover” momentum, including our established relationships with leading retailers, provides us a significant competitive advantage that will allow us to grow with our world-class retail pharmacy partners.

Focus on High Growth Pet Medication Category. Packaged Facts predicts that pet medications will remain one of the highest growth areas in the pet industry. We believe that significant future growth will be a result of leading U.S. pharmacies adding pet medications and aggressively competing for a larger share of the Rx pet medication market. For human pharmacies Rx pet medication is an attractive high-margin, cash-based business with no delayed insurance reimbursement, no co-payers, and no government formularies or pricing policies.

Broad Product Portfolio of Highly Recognized Brands. Our broad proprietary product portfolio consists of eleven primary brands: PetIQ, PetAction, Advecta, PetLock, Heart Shield, TruProfen, Betsy Farms, Minties, Vera, Delightibles and VetIQ. We believe our brands are comparable in quality and safety to leading third-party brands, as they contain the same active ingredients and are subject to the same FDA and EPA approval process. Our brands are highly recognizable and supported by targeted marketing campaigns and in-store merchandising. We also provide our retailers with numerous well-known third-party pet medication brands, such as Frontline® Plus and Heartgard® Plus. By offering a broad product portfolio, we offer retailers a “one-stop shop,” complete category management solution for pet Rx and OTC medications and health and wellness products.

Veterinarian-Grade Products at Compelling Value. Our veterinarian-grade products at value prices offer consumers increased choice, affordability and convenience. Because of the breadth of our portfolio and distribution, consumers now have access to a wider array of premium quality pet products and can realize typical savings of 20% to 30% on distributed products and approximately 50% on our proprietary value-branded products compared to the prices charged by veterinarians. We believe many pet owners will convert to our value-branded products as they become aware of the significant savings and convenience available at their preferred neighborhood pharmacy or retail store. We support the efforts of retail partners in capturing a larger share of the estimated $8.4 billion addressable market of pet medications and health and wellness products previously available exclusively through the veterinary channel.

Strong Relationships with Leading Retailers. We have the necessary scale and operational expertise to support our retail partners, which include Walmart, Sam’s Club, Costco, PetSmart, Petco, Target, Chewy.com and Amazon. Before partnering with us, these and other retailers had limited access to veterinarian-grade pet medication and health and wellness products, resulting in veterinarians serving as the primary channel for the category. In addition to our portfolio of leading products, we also provide excellent retail fulfillment and merchandising services, high fill rates, on-time deliveries and same-day or next-day service. Through a strategic alliance with Anda, a national pharmacy distributor, we provided more than 40,000 U.S. pharmacy locations with 24-hour fulfillment and exclusive access to leading Rx pet medications, which limits pharmacies’ inventory costs and increases customer service levels. In addition, in 2014 Sam’s Club recognized us as its “Supplier of the Year” in the consumable products category, an award that is given to only one supplier per category per year. Similarly, Petco recognized us as “Supplier of the Year” in 2015.

Rapid and Innovative Product Development Capabilities. We have a sophisticated product team with expertise in market analysis, product development, packaging, marketing and industry regulations. These cross-functional skills provide us with ongoing competitive advantages and have resulted in the development of our most successful products and brands, including VetIQ, PetLock, PetAction Advecta and TruProfen. Given our track record of successfully launching new products, we have become an attractive commercial partner for leading development companies and outside R&D scientists and entrepreneurs from around the world. PetAction is an example of a flea and tick product that leveraged our internal expertise and third-party relationships, resulting in enhanced margins for us and retailers and lower prices for our consumers.

Well-Invested and Scalable Operations. Since 2012, we have invested $19 million in expanding our infrastructure. We have the facilities, supply-chain management expertise and IT systems infrastructure in place to scale operations with relatively low capital expenditures. In our Springville, Utah manufacturing facility we invested in the necessary improvements to obtain quality and safety certifications, including Global Food Safety Initiative (“GFSI”) and an “excellent” Safe Quality Food (“SQF”) certification. These certificates of distinction validate that our manufacturing quality is at the highest level in the industry and illustrates our competitive advantage against manufacturers that have not made similar investments. We operate approximately 400,000 square feet of manufacturing and distribution facilities in three locations in Florida, Utah and Texas. We opened two manufacturing facilities in 2014 to prepare for significant growth, and these facilities currently operate at less than 40% of their full-production capacities. These facilities will require minimal investment to achieve full capacity and can support significant future growth. In 2014, we successfully implemented X3, a Sage ERP system that serves as a foundation for operating our business. We are licensed to operate and distribute veterinary prescription drugs in all 50 states, which gives us a significant competitive advantage.

Passionate Management Team with a Proven Track Record. Our passionate management team has a proven track record of managing fast-growing consumer companies and significant retail industry experience. Our executives have relevant prior experiences at industry-leading firms such as Albertson’s, Walmart, Bayer Animal Health and Piramal Pharmaceuticals. Our Chairman and Chief Executive Officer, Cord Christensen, and our President, Scott Adcock, are the co-founders of PetIQ and have overseen our growth from $32 million of net sales in 2011 to $214.9 million for the LTM ended March 31, 2017. Following the closing of the offering, our management team will beneficially own 1.6% of the Class A common stock of the Company. We believe the experience and commitment of our management team positions us to continue to deliver profitable and sustainable future growth opportunities.

Our Strategy

There are significant opportunities to grow our brand awareness, increase our net sales and profitability and deliver shareholder value by executing on the following initiatives:

Grow Consumer Awareness of Our Products in the Retail Channel. We are an established category creator in the pet health and wellness and medication market with strong penetration of the retail channel and high awareness among retailers. With our broad retail network that includes the top U.S. retailers, we are increasingly focused on building consumer awareness and converting more pet owners to use our products. As pet owners learn that our proprietary value-branded products offer the same active ingredients as leading brands at lower prices, we believe they will shift their purchasing habits to our products and our share of the overall pet Rx and OTC medications and health and wellness products market will continue to grow.

Deliver Innovation in Pet Health and Wellness at a Great Consumer Value. We have a proven track record of introducing innovative products to the pet health and wellness category. For example, we have introduced over 40 new proprietary value-branded products since 2014, including PetAction Plus, Advecta 3 and VetIQ prescription medications and Delightibles Wild Country Meats and Treats, Piglies, Betsy Farms Grillers and Creamy Crunchy Treats, VERA Premium Jerky, Great Choice Center Filled Cat Treats and PETIQ Premium Jerky pet treats. We expect to drive net sales growth by continuing to develop and commercialize new products. We plan to introduce new and improved products across all of our categories over the next few years and will selectively enter relevant adjacent product categories to continue providing our retail customers access to the Rx and OTC medications and other health and wellness products they want most. We intend to continue to rapidly develop and market products that incorporate innovative ingredients, advanced formulations, improved taste and enhanced functionality that differentiate us in the pet health and wellness market. These efforts include the formulation of proprietary value-branded versions of off-patent branded products as well as the refinement of existing products to make packaging and formulations more appealing and convenient for consumers and their pets. In addition, we may seek acquisitions or strategic partnerships with companies that can help us expand our product offering and achieve our growth plan.

Expand Strong Partnerships with Leading Retailers and Pharmacies. Pet medications and health and wellness are significant growth opportunities for our retail partners. In addition to helping retailers overcome a lack of access to leading items and brands, we have provided our customers unique merchandising solutions, created marketing and promotional programs that highlight the availability of veterinarian-grade pet medications through the retail channel and the related savings to pet owners and provided 24-hour fulfillment of Rx pet medications to pharmacies. We will remain focused on driving success through the retail channel and the e-commerce platforms of our retail partners.

Increase Number of Products with Existing Retailers. We conduct business with the majority of leading retailers with our core product offerings. We believe our net sales will continue to grow as we expand the number of products we have available for sale at each retailer. We also plan to creatively expand SKU placement within existing accounts through our in-house merchandising capabilities. Additionally, with the potential enactment of the FTPOA, we believe we are positioned to expand our presence and shelf space in the retail pharmacy channel with leading retailers. These leading retail pharmacies in addition to a large number of independent pharmacies, could become a significant source of growth for our product categories.

Enhance Margins. We expect that our margins will increase as our product mix continues to evolve and include a greater portion of our proprietary value-branded products. Additionally, as net sales increase, we will realize the benefits of leveraging our existing assets and facilities and share efficiency gains with our sourcing and manufacturing partners further driving margin improvement. We believe that, except for the expenses normally associated with being a public company, we will not have material increases in our selling and general administrative expenses as we pursue our growth plans because of our recent substantial investments in our corporate infrastructure.

Recent Developments

Preliminary Financial Results for the Three Ended June 30, 2017

Our preliminary estimated unaudited financial results that we expect to report as of and for the three months ended June 30, 2017 are set forth below. We have not yet closed our books as of and for the three months ended June 30, 2017. The preliminary estimated financial results included in this prospectus have been prepared by and are the responsibility of PetIQ’s management. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. Estimates of results are inherently uncertain and subject to change and we undertake no obligation to update this information. Our estimates contained in this prospectus may differ materially from actual results due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized. Actual results remain subject to the completion of management’s final review. The estimates set forth below were prepared by our management and are based upon a number of assumptions. See “Managements’ Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” “Risk Factors—Risks Related to Our Business and Industry” and “Forward-Looking Statements.”

These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three months ended June 30, 2017 are not necessarily indicative of the results to be achieved in any future period. Our condensed consolidated financial statements and related notes as of and for the three months ended June 30, 2017 are not expected to be filed with the SEC until after this offering is completed.

Net Sales

For the three months ended June 30, 2017, we expect to report net sales in the range of $85.0 million to $87.0 million as compared to $61.3 million for the three months ended June 30, 2016. The increase in net sales was due primarily to sales to new customers, growing sales to existing customers and the launch of new products.

Net Income

For the three months ended June 30, 2017, we expect to report net income in the range of $5.6 million to $6.0 million as compared to $0.6 million for the three months ended June 30, 2016. The increase in net income was due primarily to the increase in net sales, an increase in gross margin resulting from product mix and lower general and administrative costs as a percentage of sales.

Adjusted EBITDA

For the three months ended June 30, 2017, we expect to report Adjusted EBITDA in the range of $7.1 million to $7.6 million as compared to $4.1 million for the three months ended June 30, 2016. The increase in Adjusted EBITDA was due primarily to the increase in net sales and lower general and administrative costs as a percentage of sales. Adjusted EBITDA is a non-GAAP financial measure. The following table reconciles preliminary net income, the most comparable GAAP measure, to preliminary Adjusted EBITDA:

	THREE MONTHS ENDED JUNE 30,
	2017–LOW	2017-HIGH	2016
	(estimated)
(dollars in thousands)
Net income)	$5,600	$6,000	$598
Non-GAAP adjustments:
Depreciation	550	590	499
Amortization	230	280	272
Interest	530	540	751

EBITDA	6,910	7,410	2,120

Litigation expenses(1)			1,836
Management fees(2)	190	190	181

Adjusted EBITDA	$7,100	$7,600	$4,137

(1)	These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company expects litigation expenses to decline in 2017.
(2)	Represents fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”

We include Adjusted EBITDA in this prospectus for the reasons as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures.” Adjusted EBITDA has certain limitations in that it does not reflect all expense items that affect our results. These and other limitations are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Non-GAAP Financial Measures.” We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Liquidity

As of June 30, 2017, we had approximately $1.1 million of cash and cash equivalents and approximately $37.7 million of debt outstanding.

We have provided a range for the preliminary results described above primarily because our financial closing procedures as of for the three months ended June 30, 2017 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate.

Corporate Information

PetIQ, Inc., a Delaware corporation, was incorporated in February 2016 for the purpose of this offering and has had no business activities or transactions to date. PetIQ is a holding company and the sole managing member of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC, which we refer to as HoldCo, in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our predecessor for financial reporting purposes, and has no operations and no assets other than the equity interests of OpCo. Our principal executive office is located at 500 E. Shore Dr., Suite 120, Eagle, ID 83616, and our telephone number is 1-208-939-8900. Our corporate website address is www.petiq.com. We do not incorporate the information on or accessible through any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

Our Equity Sponsors

Eos Partners, L.P. (“Eos”) is an alternative investment firm that actively invests in the private equity, credit and public equity markets. Eos targets lower middle market companies in a number of sectors including consumer, healthcare, financial services, energy and business and media services. Immediately following the consummation of this offering, Eos will own approximately 43.2% of our Class A common stock and 25.7% of the total voting power, or 40.2% and 24.7%, respectively if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

Clarke Capital Partners (“Clarke Capital”) is a family office investment firm focused on early stage and growth equity businesses. Clarke Capital’s targeted sectors include consumer, technology and media and business services. Immediately following the consummation of this offering, Clarke Capital will own approximately 11.6% of our Class B common stock and 4.7% of the total voting power, or 11.8% and 4.5%, respectively, if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

Porchlight Equity Partners (“Porchlight”) is a private equity firm focused on business services and consumer companies. Immediately following the consummation of this offering, Porchlight will own approximately 2.5% of our Class A common stock, approximately 17.5% of our Class B common stock and 8.6% of the total voting power, or 2.3%, 17.8% and 8.3%, respectively, if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in net sales during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

∎	an option to present only two years of audited financial statements and only two years of related management’s discussion and analysis in the registration statement of which this prospectus is a part;

∎	an exemption from compliance with the requirement for auditor attestation of the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;

∎	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board (“PCAOB”) may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

∎	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

∎	reduced disclosure about our executive compensation arrangements; and

∎	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the year in which we have $1.07 billion or more in annual net sales; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the last day of our most recently completed second quarter; the issuance, in any three-year period, by us of more than $1 billion in non-convertible debt securities; or the last day of the year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors may cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include, among other things:

∎	we are dependent on a relatively limited number of customers for a significant portion of our net sales;

∎	we may not be able to successfully implement our growth strategy on a timely basis or at all;

∎	we have incurred net losses in the past and may be unable to achieve or sustain profitability in the future;

∎	if we continue to grow rapidly, we may not be able to manage our growth effectively;

∎	we operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively;

∎	we face significant competition from veterinarians and may not be able to compete profitably with them;

∎	resistance from veterinarians to authorize prescriptions, or attempts/efforts on their part to discourage pet owners to purchase from retailers and pharmacies could cause our net sales to decrease and could materially adversely affect our financial condition and results of operations;

∎	the FTPOA may never become law, and even if it does become law, it may not change consumer behavior;

∎	any damage to our reputation or our brand or sub-brands may materially adversely affect our business, financial condition and results of operations;

∎	our growth and business are dependent on trends that may change, and our historical growth may not be indicative of our future growth; and

∎	there may be decreased spending on pets in a challenging economic climate.

THE OFFERING

Issuer in this offering	PetIQ, Inc.

Class A common stock offered by us	6,250,000 shares (or 7,187,500 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Underwriters’ option to purchase additional shares of Class A common stock	We have granted the underwriters an option for a period of 30 days to purchase up to 937,500 additional shares of Class A common stock.

Shares of Class A common stock to be outstanding after this offering	12,285,083 shares (or 13,222,583 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock to be outstanding after this offering
8,401,521 shares (or 8,268,187 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be owned by the Continuing LLC Owners. See “Use of Proceeds.”

Total shares of common stock to be outstanding after this offering	20,686,604 shares (or 21,490,770 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting rights	Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See “Description of Capital Stock.”

Voting power held by investors in this offering after giving effect to this offering	30.2% (or 33.4%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by Certain Sponsors after giving effect to this offering	27.1% (or 26.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by all holders of Class A common stock after giving effect to this offering	59.4% (or 61.5%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by the Continuing LLC Owners (all holders of Class B common stock after giving effect to this offering)	40.6% (or 38.5%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by the Continuing LLC Owners, Certain Sponsors and Employee Owners after giving effect to this offering	69.8% (or 66.6%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of shares of Class A common stock to LLC Interests
Our amended and restated certificate of incorporation and the Sixth Amended and Restated Limited Liability Company Agreement of HoldCo (the “HoldCo Agreement”), each of which will become effective prior to this offering, will require that at all times (i) we maintain a ratio of one LLC Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) HoldCo maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Interests owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in PetIQ that is substantially the same as the Continuing LLC Owners’ percentage economic interest in HoldCo. The Continuing LLC Owners will own all of our outstanding Class B common stock.

Use of proceeds	The gross proceeds to us from this offering will be $100.0 million.
We intend to use the gross proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $56.0 million and (ii) purchase 2,752,500 newly issued LLC Interests from HoldCo at a purchase price per interest equal to $16.00 per share. The Preference Notes will become due and payable upon the consummation of this offering and accrue interest at a rate of two percent per annum.

We intend to cause HoldCo to use the proceeds from the sale of the LLC Interests: (i) to pay the underwriting discounts and commissions in connection with this offering, (ii) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (iii) to utilize approximately $32.5 million for general corporate purposes. See “Use of Proceeds” and “The Transactions” for additional information.

In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures LLC at a price per share equal to the initial public offering price per share of Class A common stock. Any remaining proceeds will be used for general corporate purposes.

Exchange rights of holders of LLC Interests	The Continuing LLC Owners will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis, subject to customary adjustments, including for stock splits, stock dividends and reclassifications. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. See “Certain Relationships and Related Party Transactions—HoldCo Agreement.”

Registration Rights Agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing LLC Owners upon exchange of their LLC Interests and the shares of our Class A common stock that are issued to Certain Sponsors in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Dividend policy	Except for the distributions described under “The Transactions,” we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by OpCo and its subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See “Dividend Policy.”

Risk factors	Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

NASDAQ Global Select Market symbol	Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “PETQ.”

Unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering is based on 12,285,083 shares of our Class A common stock outstanding as of March 31, 2017 and excludes:

∎	1,914,047 shares of our Class A common stock reserved for future issuance under our 2017 Omnibus Incentive Plan, which will become effective upon completion of this offering; and

∎	8,401,521 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

∎	the consummation of the Transactions;

∎	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our bylaws, which will occur immediately prior to the closing of this offering; and

∎	no exercise by the underwriters of their option to purchase up to 937,500 additional shares of Class A common stock in this offering.

THE TRANSACTIONS

The Transactions will be effectuated by a recapitalization agreement by and among PetIQ, HoldCo, the Continuing LLC Owners, the Sponsor Corps and Certain Sponsors (the “Recapitalization Agreement”). See “—Organizational Structure Following This Offering” below for a chart depicting our organizational structure following the consummation of the Transactions and this offering.

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners, the Sponsor Corps and the Employee Owners directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Reclassification

Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, which will be allocated to the Sponsor Corps, the Continuing LLC Owners and the Employee Owners. We refer to this capital structure modification as the “Reclassification.”

The Continuing LLC Owners will sell to PetIQ 1,589,642 LLC Interests for $25.4 million aggregate principal amount of Continuing LLC Owner Preference Notes payable by PetIQ. The Continuing LLC Owners will receive one share of Class B common stock for each LLC Interest they will continue to hold. As a result, the Continuing LLC Owners will retain 8,401,521 LLC Interests and receive 8,401,521 shares of Class B common stock. The Continuing LLC Owners will have the right, subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC interests, along with a corresponding number of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis. See “The Transactions—Exchange Rights.” The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of PetIQ. The value of the Continuing LLC Owner Preference Notes was determined by multiplying 1,589,642 LLC Interests sold by the Continuing LLC Owners by $16.00. The Continuing LLC Owner Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum.

In addition, the Employee Owners will exchange all of their interests in HoldCo prior to the Reclassification (equal to 419,102 LLC Interests) for 419,102 shares of Class A common stock. The Reclassification will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps (equal to 7,523,839 LLC Interests) to PetIQ in exchange for 5,615,981 shares of Class A common stock and $30.5 million aggregate principal amount of Certain Sponsor Preference Notes payable by PetIQ (in exchange for the remaining 1,907,858 LLC Interests multiplied by $16.00. The Certain Sponsor Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. We refer to these contributions as the “Contributions.” The Contributions will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Resulting Structure

Following the Contributions and the Reclassification, 8,401,521 LLC Interests will be held by the Continuing LLC Owners and 9,532,583 LLC Interests will be held by PetIQ, of which 7,523,839 will be held indirectly through the Sponsor Corps and the remaining 2,008,744 LLC Interests will be held directly (which correlates to the number of LLC Interests exchanged by the Employee Owners and sold by the Continuing LLC Owners). All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. In addition, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the variable-interest entity (“VIE”) accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco’s net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Other than its purchase of LLC Interests with the net proceeds of this offering, as of the closing date of this offering, PetIQ has not provided any financial or other support to HoldCo. Following this offering, PetIQ will not be required to provide financial or other support for HoldCo, though it will control HoldCo’s business and other activities through its managing member interest in HoldCo. Because PetIQ is not a guarantor or obligor with respect to any of the liabilities of HoldCo, absent any such arrangement, the creditors of HoldCo will not have any recourse to the general credit of PetIQ. Nevertheless, because PetIQ will have no material assets other than its interests in HoldCo, any change in HoldCo’s financial condition could result in PetIQ recognizing a loss.

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 2016 and the summary consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of OpCo included elsewhere in this prospectus. The summary consolidated statement of operations data for the fiscal quarters ended March 31, 2017 and 2016 and the summary consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The summary historical consolidated financial and other data of PetIQ have not been presented as PetIQ has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	HISTORICAL OPCO
	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015
(dollars in thousands, except per share data)
Consolidated statement of operations data:
Net sales	$67,029	$52,298	$200,162	$205,687
Cost of sales	54,829	42,526	167,615	166,529

Gross profit	12,200	9,772	32,547	39,158
Operating expenses
General and administrative expenses	7,405	8,063	31,845	35,588

Operating income	4,795	1,709	702	3,570
Other expense
Other expense (income), net	3	(2)	(666)	—
Loss on debt extinguishment	—	993	1,681	1,449
Foreign currency loss (gain), net	49	121	24	(75)
Interest expense	464	901	3,058	3,545
Total other expense	516	2,013	4,097	4,919

Net income (loss)	$4,279	$(304)	$(3,395)	$(1,349)
Pro forma weighted average shares of Class A common stock outstanding (unaudited): (1)
Basic	12,285,083		12,285,083
Diluted	12,285,083		12,285,083
Pro forma net (loss) income per Class A common share (unaudited): (1)
Basic	$0.06		$(0.10)
Diluted	$0.06		$(0.10)

(1)	Gives effect to the Transactions and this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

	HISTORICAL OPCO
	AS OF MARCH 31,	AS OF DECEMBER 31,
	2017	2016	2015
(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$1,376	$767	$3,250
Total assets	106,706	81,330	92,335
Total debt	47,524	29,466	34,953
Total liabilities	61,307	40,348	46,060
Total members’/stockholders’ equity	45,399	40,982	46,275

	HISTORICAL OPCO
	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015
(dollars in thousands)
Other Data (a)
EBITDA (a)	$5,539	$1,345	$2,645	$4,773
Adjusted EBITDA (a)	5,729	3,806	10,632	6,549
Capital Expenditures	518	753	2,041	1,550

(a)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. The following table reconciles net loss, the most comparable GAAP measure, to EBITDA and Adjusted EBITDA for the periods presented:

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,			TWELVE MONTHS ENDED MARCH 31,
	2017	2016	2016	2015	2014	2017
(dollars in thousands)
Net income (loss)	$4,279	$(304)	$(3,395)	$(1,349)	$(10,991)	$1,188
Non-GAAP adjustments:
Depreciation	536	476	1,915	1,842	1,456	1,975
Amortization	260	272	1,067	735	842	1,055
Interest	464	901	3,058	3,545	980	2,621

EBITDA	5,539	1,345	2,645	4,773	(7,713)	6,839

Loss on debt extinguishments (1)	—	993	1,681	1,449	—	688
Litigation expenses (2)	—	1,349	3,262	2,622	1,867	1,913
Costs associated with becoming a public company	—	—	2,180	626	—	2,180
Supplier receivable write-off (3)	—	—	—	1,449	—	—
Management fees (4)	190	119	864	462	460	935
One-time sales opportunity(5)	—	—	—	(4,832)	—	—

Adjusted EBITDA	$5,729	$3,806	$10,632	$6,549	$(5,386)	$12,555

(1)	Loss on debt extinguishments reflects costs relating to the refinancing of our prior credit facilities, including a write-off of unamortized loan fees, legal fees and termination fees.

(2)	These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company expects litigation expenses to decline in 2017.

(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.

(4)	Represents annual fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”
(5)	The Company realized $16.6 million in net sales to Walmart as part of a one-time sales opportunity in 2015. These sales to Walmart did not recur in 2016.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In that event, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are dependent on a relatively limited number of customers for a significant portion of our net sales.

Our two largest retail customers, Walmart and Sam’s Club, accounted for 39% and 21% of our net sales in 2015, 33% and 21% of our net sales in 2016 and 28% and 19% of our net sales in the first quarter of 2017, respectively. No other retail customer has accounted for 10% or more of our net sales for these periods. In addition, Anda, Inc. (“Anda”), which distributes our products to pharmacies, accounted for 14% of our net sales in 2015, 15% of our net sales in 2016 and 12% of our net sales in the first quarter of 2017. If we were to lose any of our key customers, if any of our key customers reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, our business, financial condition and results of operations may be materially adversely affected. We may be similarly adversely impacted if any of our key customers experience any financial or operational difficulties or generate less traffic.

In addition, we generally do not enter into long-term contracts with our retail customers. As a result, we rely on consumers’ continuing demand for our products and our position in the market for all purchase orders. If our retail customers change their pricing, margin expectations or business terms (including through the imposition of warehouse and other fees), change their business strategies as a result of industry consolidation or otherwise, reduce the number of brands or product lines they carry, decrease their advertising or promotional efforts for, or the amount of shelf space they allocate to, our products or allocate greater shelf space to other products, our net sales could decrease and our business, financial condition and results of operations may be materially adversely affected. For example, in the fourth quarter of 2015, Walmart advised us that it would not purchase certain product lines from us in 2016 that accounted for approximately $17 million of our net sales in 2015. However, since then, Walmart has agreed to purchase certain new product lines from us that it has not purchased from us in the past, including Advecta 3.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including introducing products and expanding into new markets, attracting new consumers to our brand and sub-brands, improving placement of our products in the stores of our retail customers and expanding our distribution. In particular, we recently began to expand our sales plan to include online sales. We also plan to expand our product offerings and have given consideration to applying the business model we developed for the sale of pet treats to the sale of a complete array of food products for dogs and cats. Our ability to implement this growth strategy depends, among other things, on our ability to:

∎	develop new proprietary value-branded products and product line extensions that appeal to consumers;

∎	continue to effectively compete in our industry;

∎	increase our brand and sub-brand recognition by effectively implementing our marketing strategy and advertising initiatives;

∎	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

∎	expand and maintain brand and sub-brand loyalty;

∎	secure shelf space in the stores of our retail customers; and

∎	enter into distribution and other strategic arrangements with traditional retailers and other potential distributors of our products.

We may not be able to successfully implement our growth strategy and may need to change our strategy in order to maintain our growth. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We have incurred net losses in the past and may be unable to achieve or sustain profitability in the future.

We incurred net losses of $3.4 million, $1.3 million and $11.0 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of March 31, 2017, we had an accumulated deficit of $25.9 million. We expect to continue to incur significant product commercialization and regulatory, sales and marketing and other expenses. In addition, our general and administrative expenses will increase following this offering due to the additional costs associated with being a public company. The net losses we incur may fluctuate significantly from quarter to quarter. We will need to generate additional net sales or increased gross margin to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our Class A common stock.

If we continue to grow rapidly, we may not be able to manage our growth effectively.

Our historical rapid growth has placed and, if continued, may continue to place significant demands on our management and our operational and financial resources. Our organizational structure may become more complex as we add additional staff, and we would likely require more resources to grow and continue to improve our operational, management and financial controls. If we are not able to manage our growth effectively, our business, financial condition and results of operations may be materially adversely affected.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

The pet health and wellness industry is highly competitive. We compete on the basis of product and ingredient quality, product availability, palatability, brand awareness, loyalty and trust, product variety and innovation, product packaging and design, shelf space, reputation, price and convenience and promotional efforts. We compete directly and indirectly with both manufacturers and distributors of pet health and wellness products, including online distributors and veterinarians. We face direct competition from companies that distribute various pet medications and pet health and wellness products to traditional retailers, such as Perrigo, Unicharm Company and Central Garden and Pet Company, all of which are larger than we are and have greater financial resources. We also face competition in our other pet health and wellness products category from companies such as Nestlé S.A. (“Nestlé”), Mars, Inc. (“Mars”) and The J.M. Smucker Company (“Smucker”), all of which are larger than we are and have greater financial resources.

Although we do not compete with various human drug distributors today, we have no way to guarantee that they will not enter into the market in the future. These distributors, such as McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc., are larger than we are and have greater financial resources than we do.

These competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire pet health and wellness industry. If these or other competitive pressures cause our products to lose market share or experience margin erosion, our business, financial condition and results of operations may be materially adversely affected.

We face significant competition from veterinarians and may not be able to compete profitably with them.

We compete indirectly with veterinarians for the sale of pet medications and other health and wellness products. Veterinarians hold a competitive advantage over us because many pet owners may find it more convenient or preferable to purchase these products directly from their veterinarians at the time of an office visit. In order to effectively compete with veterinarians in the future, we may be required to incur additional costs for marketing, promotions and other incentives, which may result in lower operating margins and adversely affect the results of operations.

Resistance from veterinarians to authorize prescriptions, or attempts/efforts on their part to discourage pet owners to purchase from retailers and pharmacies could cause our net sales to decrease and could materially adversely affect our financial condition and results of operations.

Since we began our operations some veterinarians have resisted providing, or simply refuse to provide, pet owners with a copy of their pet’s prescription or authorizing the prescription to an outside pharmacy, thereby effectively preventing outside pharmacies from filling such prescriptions under state law. We have also been informed by customers and consumers that veterinarians on certain occasions have tried to discourage pet owners from purchasing from the retail channel. If the number of veterinarians who refuse to authorize prescriptions should increase, or if veterinarians are successful in discouraging pet owners from purchasing from outside retailers and pharmacies, our net sales could decrease and our financial condition and results of operations may be materially adversely affected.

The Fairness to Pet Owners Act of 2017 may never be enacted into law, and even if it does become law, it may not change consumer behavior.

Traditionally, veterinarians have not offered portable pet prescriptions to pet owners, with the result that pet owners have generally purchased Rx medications directly from veterinarians’ offices. During the current congressional term, however, members of the House of Representatives proposed federal legislation entitled the FTPOA, which would, among other things, require veterinarians in every U.S. state to give a pet owner a copy of his or her pet’s prescription, regardless of whether the owner makes a request. The pet owner would then be free to fill the prescription at a retail store, including at retailers that now sell our products. The proposed legislation could greatly accelerate the shift from consumers purchasing pet Rx medications from veterinarians to purchasing such medications through traditional retail channels. Such acceleration could, in turn, increase our product sales, thereby improving our net sales, financial condition and results of operations. However, the proposed legislation is subject to legislative and political processes and accordingly may never become law. Additionally, even if the proposed legislation were to become law, there can be no guarantee that all veterinarians would follow the law and that it would accelerate or impact current trends of pet owners purchasing pet Rx medications in retail channels.

Any damage to our reputation or our brand or sub-brands may materially adversely affect our business, financial condition and results of operations.

Maintaining, developing and expanding our reputation with consumers, our retail customers and our suppliers is critical to our success. Our brand and sub-brands may suffer if our marketing plans or product initiatives are not successful. The importance of our brand and sub-brands may decrease if competitors offer more products with formulations similar to the products that we manufacture. Further, our brand and sub-brands may be negatively impacted due to real or perceived quality issues or if consumers perceive us as being untruthful in our marketing and advertising, even if such perceptions are not accurate. Product contamination, the failure to maintain high standards for product quality, safety and integrity, including raw materials and ingredients obtained from suppliers, or allegations of product quality issues, mislabeling or contamination, even if untrue or caused by our contract manufacturing partners or raw material suppliers, may reduce demand for our products or cause production and delivery disruptions. We maintain guidelines and procedures to ensure the quality, safety and integrity of our products. However, we may be unable to detect or prevent product and/or ingredient quality issues, mislabeling or contamination, particularly in instances of fraud or attempts to cover up or obscure deviations from our guidelines and procedures. If any of our products become unfit for consumption, cause injury or are mislabeled, we may have to engage in a product recall and/or be subject to liability. Damage to our reputation or our brand or sub-brands or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and our business, financial condition and results of operations may be materially adversely affected.

Our growth and business are dependent on trends that may change, and our historical growth may not be indicative of our future growth.

The growth of our business depends primarily on the continued shift from consumers purchasing pet health and wellness products from veterinarians to purchasing such products through traditional retail channels, growth of the pet health and wellness products market and popularity of pet ownership, as well as on general economic conditions. These trends may not continue or may change. In the event of a decline in consumers purchasing pet health and wellness products through traditional retail channels, a change in pet health and wellness trends or a decrease in the overall number of pets, or during challenging economic times, we may be unable to persuade our retail customers and consumers to purchase our products, and our business, financial condition and results of operations may be materially adversely affected and our growth rate may slow or stop.

There may be decreased spending on pets in a challenging economic climate.

The United States has from time to time experienced challenging economic conditions, and the global financial markets have recently undergone and may continue to experience significant volatility and disruption. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. The keeping of pets and the purchase of pet-related products may constitute discretionary spending for some consumers and any material decline in the amount of consumer discretionary spending may reduce overall levels of pet ownership or spending on pets. As a result, a slow-down in the general economy may cause a decline in demand for our products. In addition, we cannot predict how worsening economic conditions would affect our retail customers and suppliers. If economic conditions result in decreased spending on pets and have a negative impact on our retail customers and suppliers, our business, financial condition and results of operations may be materially adversely affected.

Our business depends, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs and incentives.

Due to the highly competitive nature of our industry, we must effectively and efficiently promote and market our products through television, internet and print advertisements as well as through trade promotions and incentives to sustain and improve our competitive position in our market. Marketing investments may be costly. In addition, we may, from time to time, change our marketing strategies and spending, including the timing or nature of our trade promotions and incentives. We may also change our marketing strategies and spending in response to actions by our customers, competitors and other companies that manufacture and/or distribute pet health and wellness products. The sufficiency and effectiveness of our marketing and trade promotions and incentives are important to our ability to retain and improve our market share and margins. If our marketing and trade promotions and incentives are not successful or if we fail to implement sufficient and effective marketing and trade promotions and incentives or adequately respond to changes in industry marketing strategies, our business, financial condition and results of operations may be adversely affected.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims.

Our products may be subject to product recalls, including voluntary recalls or withdrawals, if they are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products in order to protect our brand or reputation if we determine that they do not meet our standards, whether for quality, palatability, appearance or otherwise. If there is any future product recall or withdrawal, it could result in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation and lost sales due to the unavailability of the product for a period of time, and our business, financial condition and results of operations may be materially adversely affected. In addition, a product recall or withdrawal may require significant management attention and could result in enforcement action by regulatory authorities.

We also may be subject to product liability claims if the consumption or use of our products is alleged to cause injury or illness. Although we carry product liability insurance, our insurance may not be adequate to cover all liabilities that we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. If we are subject to substantial product liability claims in the future, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage. This could result in future product liability claims being uninsured. If there is a product liability judgment against us or a settlement agreement related to a product liability claim, our business, financial condition and results of operations may be materially adversely affected. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could be costly and time-consuming and may require management to spend time defending claims rather than operating our business.

To the extent our retail customers purchase products in excess of consumer consumption in any period, our net sales in a subsequent period may be adversely affected as our retail customers seek to reduce their inventory levels.

From time to time, our retail customers may purchase more products than they expect to sell to consumers during a particular time period. Our retail customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other incentives. Our retail customers may also increase inventory in anticipation of a price increase for our products, or otherwise over-order our products as a result of overestimating demand for our products. If a retail customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then our net sales during the subsequent reporting period may be adversely impacted as our retail customers seek to reduce their inventory to customary levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent our retail customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our net sales and results of operations may be materially adversely affected in that or subsequent periods.

We may not be able to manage our manufacturing and supply chain effectively, which may adversely affect our results of operations.

We must accurately forecast demand for all of our products in order to ensure that we have enough products available to meet the needs of our retail customers. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or contract manufacturing capacity) in order to meet the demand for our proprietary value-branded products, which could prevent us from meeting increased retail customer or consumer demand and harm our brand, our sub-brands and our business. If we do not accurately align our manufacturing capabilities with demand, our business, financial condition and results of operations may be materially adversely affected.

If for any reason we were to change any one of our contract manufacturers, we could face difficulties that might adversely affect our ability to maintain an adequate supply of our proprietary value-branded products, and we would incur costs and expend resources in the course of making the change. Moreover, we might not be able to obtain terms as favorable as those received from our current contract manufacturers, which in turn would increase our costs.

In addition, we must continuously monitor our inventory and product mix against forecasted demand. If we underestimate demand, we risk having inadequate supplies. We also face the risk of having too much inventory on hand that may reach its expiration date and become unsalable, and we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory. If we are unable to manage our supply chain effectively, our operating costs could increase and our profit margins could decrease.

We rely on our contract manufacturing partners to produce a significant portion of our products and disruptions in our contract manufacturers’ systems or events outside our control could increase our cost of sales, adversely affect our net sales and injure our reputation and customer relationships, thereby harming our business.

We have agreements with several contract manufacturers, who produce a significant portion of our proprietary value-branded products. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of products. We may be unable to locate an additional or alternate contract manufacturing arrangement in a timely manner or on commercially reasonable terms, if at all. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the prospective manufacturer’s level of expertise, quality control, responsiveness and service, financial stability and labor practices.

Moreover, in the event of a disruption in our contract manufacturers’ systems, we may be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of products or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. Any delay, interruption or increased cost in the proprietary value-branded products that might occur for any reason could affect our ability to meet customer demand for our products, adversely affect our net sales, increase our cost of sales and hurt our results of operations. In addition, manufacturing disruption could injure our reputation and customer relationships, thereby harming our business.

We currently purchase our distributed Rx and OTC medications from manufacturers and licensed distributors. We do not have any guaranteed supply of medications at any pre-established prices.

We cannot guarantee that we will be able to purchase an adequate supply of Rx and OTC medications from manufacturers and licensed distributors to meet our customers’ demands, or that we will be able to purchase these medications at competitive prices. As these medications represent a significant portion of our net sales, our failure to fill customer orders for these medications could adversely impact our net sales. If we are forced to pay higher prices for these medications to ensure an adequate supply, we cannot guarantee that we will be able to pass along to our customers any increases in the prices we pay for these medications. Additionally, in the event that the manufacturers of these Rx and OTC medications take action to prohibit our licensed distributors from selling such medications to us entirely, or dictate the pricing at which our licensed distributors sell such medications to us or that our retail customers sell such medications to end consumers, our financial condition and results of operations could be materially and adversely affected.

If any of our independent transportation providers experience delays or disruptions, our business could be adversely affected.

We currently rely on independent transportation service providers both to ship products to our manufacturing and distribution warehouses from our third-party suppliers and contract manufacturers and to ship products from our manufacturing and distribution warehouses to our retail customers. Our utilization of these delivery services, or those of any other shipping companies that we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the shipping company’s ability to provide delivery services sufficient to meet our shipping needs. If any of the foregoing occurs, our business, financial condition and results of operations may be materially adversely affected.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage acquisitions, investments or strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on us.

From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies or products, or enter into strategic alliances, that may enhance our capabilities, expand our manufacturing network, complement our current products or expand the breadth of our markets. Potential and completed acquisitions and investments and other strategic alliances involve numerous risks, including:

∎	problems integrating the purchased business, facilities, technologies or products;

∎	issues maintaining uniform standards, procedures, controls and policies;

∎	unanticipated costs associated with acquisitions, investments or strategic alliances;

∎	diversion of management’s attention from our existing business;

∎	adverse effects on existing business relationships with suppliers, contract manufacturers, and retail customers;

∎	risks associated with entering new markets in which we have limited or no experience;

∎	potential loss of key employees of acquired businesses; and

∎	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, facilities, technologies or products into our business or retain any key personnel, suppliers or customers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, results of operations and financial condition could be materially adversely affected.

The growth of our business depends in part on our ability to introduce new products and improve existing products, and our research and development and partnership efforts may fail to generate new product developments.

A key element of our growth strategy depends on both our existing product portfolio and our ability to develop and market new products and improvements to our existing products, including those that we may develop through partnerships. The success of our innovation and product development efforts is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs and the success of our management and sales team in introducing and marketing new products.

We may be unable to determine with accuracy when or whether any of our products now under development will be approved or launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products, once launched, will be commercially successful. Furthermore, the timing and cost of our R&D initiatives may increase as a result of additional government regulation or otherwise, making it more time-consuming and/or costly to research, test and develop new products. If we are unable to successfully develop or otherwise acquire new products, our financial condition and results of operations may be materially adversely affected.

Failure to protect our intellectual property could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our success depends in part on our ability to protect our intellectual property rights. Our trademarks such as “PetIQ,” “PetAction,” “Advecta,” “PetLock,” “HeartShield,” “TruProfen,” “Betsy Farms,” “Minties,” “Vera,” “Delightibiles,” “VetIQ” and others are valuable assets that support our brand, sub-brands and consumers’ perception of our products. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies and/or processes. Our non-disclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our intellectual property rights and trade secrets in foreign countries. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition and results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

We have obligations to respect third-party intellectual property. The steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful. From time to time, third parties have asserted intellectual property infringement claims against us and our retail customers and may continue to do so in the future. For example, Bayer Healthcare, Inc. filed suit against Cap IM Supply, Inc. (“Cap IM”), our supplier of Advecta 3 and PetLock Max, alleging that these products infringed Bayer’s intellectual property and seeking damages and to enjoin Cap IM from selling Advecta 3 and PetLock Max to us. See “Business—Legal Proceedings.” Although we believe that our products and manufacturing processes do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions of infringement of other parties, we may from time to time be found to infringe on the proprietary rights. For example, patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent application is published, and we may not be aware of currently filed patent applications that relate to our products or processes. If patents later issue on these applications, we may be found liable for subsequent infringement. Such claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. In part due to the complex technical issues and inherent uncertainties in intellectual property litigation, we cannot predict whether we will prevail in such proceedings. If such proceedings result in an adverse outcome, we could, among other things, be required to:

∎	pay substantial damages (potentially treble damages in the United States);

∎	cease the manufacture, use or sale of the infringing products;

∎	discontinue the use of the infringing processes;

∎	expend significant resources to develop non-infringing processes; and

∎	enter into licensing arrangements with the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.

If any of the foregoing occurs, our ability to compete could be affected and our business, financial condition and results of operations may be materially adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims and proceedings may be brought by third parties, including our customers, employees, governmental or regulatory bodies or competitors. Defending against such claims and proceedings, regardless of their merits or outcomes, is costly and time consuming and may divert management’s attention and personnel resources from our normal business operations, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our reputation could be affected and our business, financial condition and results of operations could be materially adversely affected.

A failure of one or more key information technology systems, networks or processes may materially adversely affect our ability to conduct our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our sales and marketing, accounting and financial and legal and compliance functions, engineering and product development tasks, research and development data, communications, supply chain, order entry and fulfillment and other business processes. We also rely on third parties and virtualized infrastructure to operate and support our information technology systems. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business and results of operations to suffer.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber-attacks and computer viruses. The failure of our information technology systems to perform as a result of any of these factors or our failure to effectively restore our systems or implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, excess inventory and product shortages and a loss of important information. Further, to the extent that we have customer information in our databases, any unauthorized disclosure of, or access to, such information could result in claims under data protection laws and regulations and could damage our reputation and result in lost sales. If any of these risks materialize, our reputation and our ability to conduct our business may be materially adversely affected.

We are subject to extensive and ongoing governmental regulation and we may incur material costs in order to comply with existing or future laws and regulations, and our failure to comply may result in enforcement, recalls and other adverse actions or significant penalties.

We are subject to a broad range of federal, state, local and foreign laws and regulations intended to protect public health and safety, natural resources and the environment. See “Business—Government Regulation.” Our operations are subject to extensive and ongoing regulation by the FDA, EPA, the U.S. Department of Agriculture (the “USDA”), the Florida Department of Health and by various other federal, state, local and foreign authorities regarding the manufacturing, processing, packaging, storage, distribution, advertising, labeling and import and export of our products, including drug and food safety standards. Our operations also are subject to regulation regarding the availability and use of pesticides, emissions and discharges to the environment, and the treatment, handling, storage and disposal of materials and wastes. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. Costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could materially adversely affect our business, financial condition and results of operations.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

∎	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

∎	fines, warning letters or holds on target animal studies;

∎	refusal by applicable regulatory authorities to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

∎	product seizure or detention, or refusal to permit the import or export of products; and

∎	injunctions or the imposition of civil or criminal penalties.

Regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any current or future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business.

Our business is also affected by export and import controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which may slow or otherwise restrict imports or exports, may adversely affect our business, financial condition and results of operations.

Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines or penalties against us, revocation or modification of applicable permits, environmental investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against or restrictions on operations that are not in compliance, among other things. Liability may be imposed under some laws and regulations regardless of fault or knowledge and regardless of the legality of the original action. These laws and regulations, or their interpretation, may change in the future and we may incur (directly, or indirectly through our contract manufacturers) material costs to comply with current or future laws and regulations or in any required product recalls.

An increase in the costs associated with maintaining our international operations could adversely affect our results of operations.

Certain factors may cause our international costs of doing business to exceed our comparable costs in North America. For example, in some countries, expanding our product offerings may require a close commercial relationship with one or more local banks, a shared ownership interest with a local entity or registration as a bank under local law. Such requirements may reduce our revenue, increase our costs or limit the scope of our activities in particular countries.

Further, because our international revenue is denominated in foreign currencies, we could become subject to increased difficulties in repatriating money without adverse tax consequences and increased risks relating to foreign currency exchange rate fluctuations. For example, the U.S. dollar has appreciated significantly against the Euro in recent periods. Further, we could be subject to the application of U.S. tax rules to acquired international operations and local taxation of our fees or of transactions on our websites.

We conduct portions of certain functions in regions outside of North America. Any factors that reduce the anticipated benefits, including cost efficiencies and productivity improvements, associated with providing these functions outside of North America, including increased regulatory costs associated with our international operations, could adversely affect our business.

Our success depends on our ability to attract and retain key employees and the succession of senior management.

Our continued growth and success requires us to hire, retain and develop our leadership team. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

If our cash from operations is not sufficient to meet our current or future operating needs, expenditures and debt service obligations, our business, financial condition and results of operations may be materially adversely affected.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations will depend on our future performance and financial condition, which will be affected by financial, business, economic legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flow and capital resources are insufficient to fund our debt service obligations and other cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Our credit facility restricts our ability to take these actions and we may not be able to affect any such alternative measures on commercially reasonable terms or at all. If we cannot make scheduled payments on our debt, the lenders under our senior secured credit facilities can terminate their commitments to loan money, can declare all outstanding principal and interest to be due and payable and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. In addition, any downgrade of our debt ratings by any of the major rating agencies, which could result from our financial performance, acquisitions or other factors, would also negatively impact our access to additional debt financing (including leasing) or refinancing on favorable terms, or at all. Even if we are successful in taking any such alternative actions, such actions may not allow us to meet our scheduled debt service obligations and, as a result, our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Our Company and Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in HoldCo, and, accordingly, we will depend on distributions from HoldCo to pay our taxes and expenses. HoldCo’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests of HoldCo. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of HoldCo and its subsidiaries and distributions we receive from HoldCo. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

HoldCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of HoldCo. Under the terms of the HoldCo Agreement, HoldCo will be obligated to make tax distributions to holders of LLC Interests, including us. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments). In addition to tax expenses, we will also incur expenses related to our operations. We intend, as its managing member, to cause HoldCo to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses. However, HoldCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which HoldCo is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering HoldCo insolvent. Our credit agreement does not currently restrict our ability to make tax distributions, nor do we expect that it (or any successor thereto) should do so after the consummation of the Transactions. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. See “Certain Relationships and Related Party Transactions—HoldCo Agreement—Distributions.” In addition, if HoldCo does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of HoldCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of HoldCo, we will control and operate HoldCo. On that basis, we believe that our interest in HoldCo is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of HoldCo, our interest in HoldCo could be deemed an “investment security” for purposes of the 1940 Act.

We and HoldCo intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our board of directors. Among other things:

∎	a staggered board of directors;

∎	removal of directors, only for cause, by a supermajority of the voting power of stockholders entitled to vote;

∎	a provision denying stockholders the ability to call special meetings;

∎	a provision denying stockholders the ability to act by written consent;

∎	provisions waiving the corporate opportunity doctrine with respect to Certain Sponsors and their affiliates;

∎	advance notice requirements for stockholder proposals and nominations;

∎	amendment of our amended and restated charter by a supermajority of the voting power of stockholders entitled to vote; and

∎	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. In addition, because we are incorporated in Delaware, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”).

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

∎	changes in the valuation of our deferred tax assets and liabilities;

∎	expected timing and amount of the release of any tax valuation allowances;

∎	tax effects of stock-based compensation; or

∎	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Our equity sponsors and management team, individually or in the aggregate, will have significant influence over us and their respective interests may conflict with yours in the future.

After giving effect to the Transactions, our equity sponsors, Eos, Clarke Capital and Porchlight, will beneficially own approximately 43.2%, 0% and 2.5%, respectively, of our outstanding Class A common stock, approximately 0%, 11.6% and 17.5%, respectively, of our outstanding Class B common stock and approximately 25.7%, 4.7% and 8.6%, respectively, of the total voting power. In addition, after giving effect to the Transactions, our directors and executive officers collectively will own approximately 44.8% of our outstanding Class A common stock, approximately 56.2% of our outstanding Class B common stock and approximately 49.4% of the total voting power. As a result, our equity sponsors and founders have, individually or in the aggregate, the ability to significantly influence all matters submitted to our stockholders for approval, including:

∎	changes to the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers;

∎	proposed mergers, consolidations or other business combinations; and

∎	amendments to our certificate of incorporation and bylaws, which govern the rights attached to our shares of common stock.

In addition, two of our directors (Mark First and James Clarke) are affiliated with our equity sponsors.

This concentration of ownership of shares of our Class A common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our Class A common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. The interests of our equity sponsors may not always coincide with the interests of the other holders of our Class A common stock. This concentration of ownership may also adversely affect our stock price.

In the ordinary course of their business activities, any one of our equity sponsors and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our equity sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Each of our equity sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, any one of our equity sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a newly public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and, potentially, civil litigation.

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained that would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement between us and the representatives of the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial offering price and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments and adverse publicity about our industry in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our industry and our business. Security and industry research analysts do not currently provide research coverage on us, and we cannot assure you that any research analysts will provide research coverage on us or our securities after this offering. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution of $12.12 per share based on the initial public offering price of $16.00 per share, which is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our 2017 Omnibus Incentive Plan. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have 112,714,917 shares of Class A common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2017 Omnibus Incentive Plan. See “Executive Compensation.” Any Class A common stock that we issue, including under the 2017 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by any one of our equity sponsors, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 12,285,083 shares of our Class A common stock outstanding. Of the outstanding shares, the 6,250,000 shares sold or issued in this offering (or 7,187,500 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for 180 days following the date of this prospectus. Jefferies LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 12,285,083 shares (or 13,222,583 shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that each of our equity sponsors will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of 9,599,055 shares), as well as its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, the Continuing LLC Owners and Certain Sponsors hold registration rights for the sale of 8,401,522 and 5,615,981 shares of our Class A common stock, respectively. Once we register these shares, they will be eligible for resale in the public market, subject only to the lock-up agreements described above.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to the 2017 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 1,914,047 shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our Company.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after 2016, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We may remain an “emerging growth company” until the year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (i) if we become a large accelerated filer, (ii) if our gross net sales exceeds $1.07 billion in any year or (3) if we issue more than $1.07 billion in non-convertible notes in any three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline and/or become more volatile.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements about the Transactions, our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions. Examples of forward-looking statements include, without limitation:

∎	statements regarding our strategies, results of operations or liquidity;

∎	statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance;

∎	statements of management’s goals and objectives; and

∎	assumptions underlying statements regarding us or our business.

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our dependency on a limited number of customers; our ability to implement our growth strategy effectively; our ability to achieve or sustain profitability; competition from veterinarians and others in our industry; failure of the FTPOA to become law; reputational damage to our brands; economic trends and spending on pets; the effectiveness of our marketing and trade promotion programs; recalls or withdrawals of our products or product liability claims; our ability to manage our manufacturing and supply chain effectively; disruptions in our manufacturing and distribution chains; our ability to successfully grow our business through acquisitions; our ability to introduce new products and improve existing products; our failure to protect our intellectual property; costs associated with governmental regulation; risks related to our international operations; and our ability to keep and retain key employees. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

THE TRANSACTIONS

The Transactions will be effectuated by the Recapitalization Agreement. See “—Organizational Structure Following This Offering” below for a chart depicting our organizational structure following the consummation of the Transactions and this offering. We refer to the consummation of the organizational transactions, including the Contributions and the Reclassification, each as described below, as the “Transactions.”

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners, the Sponsor Corps and the Employee Owners directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Reclassification

The equity interests of HoldCo currently consist of seven different classes of limited liability company units (Class A, Class B, Class C, Class D, Class E, Class F and Class P). Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, which will be allocated to the Sponsor Corps, the Continuing LLC Owners and the Employee Owners.

The Continuing LLC Owners will sell to PetIQ 1,589,642 LLC Interests for $25.4 million aggregate principal amount of Continuing LLC Owner Preference Notes payable by PetIQ. The Continuing LLC Owners will receive one share of Class B common stock for each LLC Interest they will continue to hold. As a result, the Continuing LLC Owners will retain 8,401,521 LLC Interests and receive 8,401,521 shares of Class B common stock. The Continuing LLC Owners will have the right, subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC Interests, along with a corresponding number of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis. See “—Exchange Rights.” The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of PetIQ. The value of the Continuing LLC Owner Preference Notes was determined by multiplying 1,589,642 LLC Units sold by the Continuing LLC Owners by $16.00. The Continuing LLC Owner Preference Notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum.

In addition, the Employee Owners will exchange all of their interests in HoldCo prior to the Reclassification (equal to 419,102 LLC Interests) for 419,102 shares of Class A common stock. The Reclassification will be effected prior to the time the Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps (equal to 7,523,839 LLC Interests) to PetIQ in exchange for of 5,615,981 shares of Class A common stock and $30.5 million aggregate principal amount of Certain Sponsor Preference Notes payable by PetIQ (in exchange for the remaining 1,907,858 LLC interests multiplied by $16.00. The Certain Sponsor Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. The Contributions will be effected prior to the time the Class A common stock is registered under the Securities Act, and prior to the completion of this offering.

Resulting Structure

Following the Contributions and the Reclassification, 8,401,521 LLC Interests will be held by the Continuing LLC Owners and 9,532,583 LLC Interests will be held by PetIQ, of which 7,523,839 will be held indirectly through the Sponsor Corps and the remaining 2,008,744 LLC Interests will be held directly (which correlates to the number of LLC Interests exchanged by the Employee Owners and sold by the Continuing LLC Owners). All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to the completion of this offering, will be held by Certain Sponsors and the Employee Owners. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

As a result of the Transactions and this offering, upon completion of this offering:

∎	the investors in this offering will collectively own 6,250,000 shares of our Class A common stock (or 7,187,500 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing 30.2% of the voting power in the Company (or 33.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

∎	Certain Sponsors will collectively own 5,615,981 shares of our Class A common stock, representing 27.1% of the voting power in the Company (or 26.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

∎	the Continuing LLC Owners will collectively own 8,401,521 shares of our Class B common stock, representing 40.6% of the voting power in the Company (or 38.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

∎	the Employee Owners will collectively own 419,102 shares of our Class A common stock, representing 2.0% of the voting power of the Company (or 1.9% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If PetIQ authorizes a distribution by HoldCo, the distribution will be made to the members of HoldCo pro rata in accordance with the ownership of their respective LLC Interests.

The holders of LLC Interests will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of HoldCo (as calculated pursuant to the HoldCo Agreement). Net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement in accordance with the ownership of their respective LLC Interests adjusted for their applicable tax obligation. The HoldCo Agreement will provide for cash distributions to the holders of LLC Interests for purposes of funding their tax obligations in respect of the income of HoldCo that is allocated to them. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments).

Immediately following the Reclassification, we will be a holding company and our principal asset will be the LLC Interests we purchase from the Sponsor Corps and acquire from the Continuing LLC Owners. As the sole managing member of HoldCo, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its subsidiaries, conduct our business. In addition, we will control the management of, and have a controlling interest in, HoldCo and, therefore, we will be the primary beneficiary of HoldCo. As a result, we will consolidate the financial results of Holdco pursuant to the VIE accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco’s net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Other than its purchase of LLC Interests with the net proceeds of this offering, as of the closing date of this offering, PetIQ has not provided any financial or other support to HoldCo. Following this offering, PetIQ will not be required to provide financial or other support for HoldCo, though it will control HoldCo’s business and other activities through its managing member interest in HoldCo. Because PetIQ is not a guarantor or obligor with respect to any of the liabilities of HoldCo, absent any such arrangement, the creditors of HoldCo will not have any recourse to the general credit of PetIQ. Nevertheless, because PetIQ will have no material assets other than its interests in HoldCo, any change in HoldCo’s financial condition could result in PetIQ recognizing a loss.

Exchange Rights

Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. As a Continuing LLC Owner exchanges LLC Interests, along with a corresponding number of shares of our Class B common stock, for shares of Class A common stock (or receives a cash payment lieu of such Class A common stock), the number of LLC Interests held by PetIQ will be correspondingly increased as it acquires the exchanged LLC Interests and cancels a corresponding number of shares of Class B common stock. See “Certain Relationships and Related Party Transactions—HoldCo Agreement.”

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

USE OF PROCEEDS

The gross proceeds to us from this offering, will be $100.0 million. We intend to use the gross proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $56.0 million and (ii) purchase 2,752,500 newly issued LLC Interests from HoldCo at a purchase price per interest equal to $16.00 per share. The value of the Preference Notes was determined by multiplying the 3,497,500 sold or exchanged by the Continuing LLC Owners and Certain Sponsors, as applicable, by $16.00. The Preference Notes will accrue interest at a rate of two percent per annum and will be due and payable immediately upon the consummation of this offering.

We intend to cause HoldCo to use the proceeds from the sale of the LLC Interests: (i) to pay the underwriting discounts and commissions in connection with this offering, (ii) to pay fees and expenses of approximately $4.5 million in connection with the Transactions and this offering and (iii) to utilize approximately $32.5 million for general corporate purposes.

In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures LLC at a price per share equal to the initial public offering price per share of Class A common stock. Any remaining proceeds will be used for general corporate purposes.

DIVIDEND POLICY

Except for the distributions described under “The Transactions,” we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by HoldCo and its subsidiaries. Our ability to pay dividends may also be restricted by any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2017 of:

∎	OpCo and its subsidiaries on a historical basis;

∎	PetIQ and its subsidiaries as adjusted to give effect to the Transactions; and

∎	PetIQ and its subsidiaries on a pro forma basis to give effect to (i) the Transactions, the issuance and sale of shares of Class A common stock in this offering at an initial public offering price of $16.00 per share, after deducting the estimated underwriting discounts and commissions and (ii) the application of the estimated net proceeds from the offering as described under “Use of Proceeds.”

This information should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	AS OF MARCH 31, 2017
	HISTORICAL OPCO	PETIQ AS ADJUSTED BEFORE OFFERING	PRO FORMA PETIQ
(in thousands, except share and per share data)
Cash and cash equivalents	$1,376	$1,376	$33,916

Indebtedness:
Total indebtedness	$47,524	$103,484	$47,524

Total equity:
Members’ equity	47,219	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 125,000,000 shares authorized, 11,701,750 shares issued and outstanding on a pro forma basis	—	6	12
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; 8,401,521 shares authorized, 8,401,521 shares issued and outstanding on a pro forma basis	—	8	8
Additional paid-in capital and accumulated deficit	—	(19,529)	58,235
Accumulated other comprehensive loss	(1,799)	(1,799)	(1,799)

Total members’ equity/stockholders’ equity	45,420	(21,314)	56,456

Noncontrolling interest	(21)	21,976	32,464

Total equity	45,399	662	88,921

Total capitalization	$92,923	$104,146	$136,445

DILUTION

The Continuing LLC Owners will maintain LLC Interests in HoldCo after the Transactions and this offering. Because the Continuing LLC Owners will not own any Class A common stock or have any right to receive distributions from PetIQ, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than those held by PetIQ through the Sponsor Corps) had their LLC Interests exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether in cash or stock from PetIQ) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. OpCo’s net tangible book value as of March 31, 2017 was $36.9 million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Transactions and this offering and the Assumed Exchange. Our pro forma net tangible book value as of March 31, 2017 would have been approximately $80.4 million, or $3.89 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $4.27 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $12.11 per share to investors purchasing shares of Class A common stock in this offering.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$16.00
Pro forma net tangible book value (deficit) per share as of March 31, 2017 before giving effect to this offering	$(0.38)
Increase in net tangible book value per share attributable to investors in this offering	$4.27
Pro forma net tangible book value per share after giving effect to this offering		3.89

Dilution in pro forma net tangible book value per share to investors in this offering		$12.11

The following table summarizes as of March 31, 2017 on the pro forma basis described above, the number of shares of Class A common stock purchased, the total consideration paid and the average price per share paid by investors in this offering, based upon an initial public offering price of $16.00 per share, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	6,035,083	49.1%	$33,129,698	24.9%	$5.49
New investors	6,250,000	50.9	100,000,000	75.1	16.00

Total	12,285,083	100%	$133,129,698	100%	$10.84

Except as otherwise indicated, the discussion and tables above assume the number of shares offered by us remains the same, no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 45.6% and purchasers in this offering would own approximately 54.4% of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $4.26 per share, and the dilution in the pro forma net tangible book value per share to purchasers in this offering would be $11.74 per share.

The tables and calculations above are based on 12,285,083 shares of Class A common stock outstanding as of March 31, 2017 and assume no exercise by the underwriters of their option to purchase up to an additional 937,500 shares from us. This number excludes, as of March 31, 2017, (i) an aggregate of 1,914,047 shares of Class A common stock reserved for issuance under the 2017 Omnibus Incentive Plan that we intend to adopt in connection with this offering and contains provisions that automatically increase its share reserve each year and (ii) 8,401,521 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Transactions discussed in the section of this prospectus entitled “The Transactions.” The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 give effect to the Transactions and this offering as if the same had occurred on January 1, 2016. The unaudited pro forma balance sheet as of March 31, 2017 gives effect to the Transactions and this offering as if the same had occurred on such date.

We have derived the unaudited pro forma consolidated balance sheet and statement of operations for the year ended December 31, 2016 from the audited consolidated financial statements of OpCo for the year ended December 31, 2016 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2017 from the unaudited consolidated financial statements of OpCo as of and for the three months ended March 31, 2017 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

∎	the amendment and restatement of the limited liability company agreement of HoldCo to, among other things, (i) modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, (ii) exchange all of the HoldCo existing membership interests for LLC Interests and (iii) appoint PetIQ as the sole managing member of HoldCo;

∎	the amendment and restatement of PetIQ’s certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own;

∎	the contribution by Certain Sponsors of all of the Sponsor Corps to PetIQ in exchange for the issuance of the Certain Sponsor Preference Notes payable by PetIQ and shares of Class A common stock to Certain Sponsors;

∎	the exchange by the Continuing LLC Owners of certain LLC Interests for the Continuing LLC Owner Preference Notes;

∎	the Continuing LLC Owners retaining the remaining LLC Interests; and

∎	a provision for income taxes and deferred taxes reflected PetIQ as a taxable corporation at an effective rate of 20.3% for the three months ended March 31, 2017 and the year ended December 31, 2016.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

∎	the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $93.0, after deducting underwriting discounts and commission but before offering expenses;

∎	the repayment of the Preference Notes in the aggregate amount of $56.0 million;

∎	the purchase by PetIQ of 2,752,500 newly issued LLC Interests from HoldCo at purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions;

∎	the changes in equity related to the purchase of LLC Interests and the related noncontrolling interest not owned by PetIQ; and

∎	a provision for income taxes and deferred taxes reflecting PetIQ as a taxable corporation at an effective rate of 22.6% for the three months ended March 31, 2017 and the year ended December 31, 2016.

The historical consolidated financial position and results of operations of PetIQ have not been presented in the accompanying unaudited pro forma consolidated financial information as PetIQ is a newly incorporated entity as of February 29, 2016, has had no business transactions or activities to date, and had no material assets, liabilities, revenues or expenses during the periods presented in this section. The Transactions and designation of PetIQ as the sole managing member of HoldCo will be accounted for as the combination of entities under common control. HoldCo is the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. As a result, OpCo will be considered our predecessor for accounting purposes. This will result in the presentation of OpCo’s historical financial statements as the historical financial statements of PetIQ and PetIQ will account for OpCo’s assets and liabilities at their historical carrying amounts.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions and this offering. The unaudited pro forma consolidated financial information includes various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions and this offering taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

PetIQ, Inc.

Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2017

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS		AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS		PRO FORMA PETIQ
(dollars in thousands)
Current assets
Cash and cash equivalents	$1,376			$1,376	$32,540		$33,916
Accounts receivable, net of allowance for doubtful accounts	27,327			27,327			27,327
Inventories	48,054			48,054			48,054
Supplier prepayments	2,561			2,561			2,561
Other current assets	3,041			3,041			3,041

Total current assets	82,359			82,359	32,540		114,899

Property, plant and equipment, net	12,842			12,842			12,842
Restricted cash and deposits	250			250			250
Other non-current assets	2,709			2,709			2,709
Deferred tax assets		12,090	(1)	12,090	(140	)(1)	11,950
Intangible assets, net of accumulated amortization	3,849			3,849			3,849
Goodwill	4,697			4,697			4,697

Total assets	$106,706	12,090		$118,796	$32,400		$151,196

Liabilities and member’s equity
Current liabilities
Accounts payable	$12,502			$12,502			$12,502
Accrued wages payable	669			669			669
Accrued interest payable	173			173			173
Other accrued expenses	326	867	(3)	1,193	101	(3)	1,294
Current portion of long-term debt and capital leases	2,541			2,541			2,541
Preference notes		55,960	(2)	55,960	(55,960	)(2)	—

Total current liabilities	16,211	56,827		73,038	(55,859)		17,179

Non-current liabilities
Long-term debt	42,990			42,990			42,990
Obligations under capital leases, less current installments	412			412			412
Deferred acquisition liability	1,330			1,330			1,330
Other non-current liabilities	364			364			364

Total non-current liabilities	45,096			45,096			45,096

Commitments and contingencies
Equity
Members’ equity	47,219	(47,219	)(3)
Class A common stock		6		6	6		12
Class B common stock		8		8			8
Additional paid-in capital and accumulated deficit		(19,529	)(1)(2)(3)	(19,529)	77,764	(1)(2)(3)	58,235
Accumulated other comprehensive (loss)	(1,799)			(1,799)			(1,799)

Total members’ equity	45,420	(66,734)		(21,314)	77,770		56,456
Non-controlling interest	(21)	21,997	(4)	21,976	10,489	(4)	32,465

Total equity	45,399	(44,737)		662	88,259		88,921

Total liabilities and equity	$106,706	12,090		$118,796	32,400		$151,196

(1)	PetIQ is subject to U.S. federal and state income taxes and will file consolidated income tax returns for US federal and certain state jurisdictions. These adjustments reflect the recognition of deferred tax assets resulting from our status as a C-corporation. As a result of the Transactions approximately $2.7 million of deferred tax assets related to the net operating loss carryforwards currently held by the Sponsor Corps will be recorded by PetIQ. Additionally temporary differences in the book and tax basis of our investment in HoldCo would have resulted in pro forma deferred tax assets of $9.4 million that result from the step up in basis inherent in the purchase of 1,589,642 LLC Interests from the Continuing LLC Owners. As a result of the Offering, a $0.1 million pro forma reduction in the deferred tax asset will be recorded to reflect the further dilution. These adjustments will increase our additional paid-in capital and accumulated deficit. We anticipate that we will account for the income tax effects resulting from future taxable exchanges of LLC Interests of HoldCo for shares of our Class A common stock by recognizing a change in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for the deferred tax assets have been estimated. All of the effects of changes in any of our estimates after the date of the offering will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(2)	In connection with the Transactions and immediately prior to this offering, the Company will incur $56.0 million of indebtedness collectively to the Continuing LLC Owners and Certain Sponsors in the form of Preference Notes, in exchange for directly and indirectly acquiring 3,497,500 LLC interests (a portion of which are acquired indirectly through a tax-deferred transaction relating to the Contribution of the Sponsor Corps. For additional detail see “The Transactions”) from those Continuing LLC Owners and Certain Sponsors. The Company will use a portion of the offering proceeds to repay and extinguish the preference notes.

(3)	As a C-corporation, we will no longer record members’ equity in the consolidated balance sheet. To reflect the C-Corporation structure of our equity, we will separately present the value of our common stock and additional paid-in capital and accumulated deficit. Additional paid in capital and accumulated deficit initially represents our share of HoldCo’s members’ equity after allocation to the noncontrolling interest (see footnote 4), less the amount attributed to par value of the common stock, plus the deferred tax adjustments, less pro forma taxes payable, less $56.0 million of Preference Notes.

Additional paid in capital and accumulated deficit for the offering is calculated as the pro forma net proceeds of $88.5 million, less the amount attributable to par value of common stock, and the amount allocated to noncontrolling interests (see footnote 4).

(4)	The LLC Interests owned by Continuing LLC Owners will be considered noncontrolling interests for financial reporting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma condensed consolidated total equity of HoldCo owned by the Continuing LLC Owners, which is approximately 46.8% as adjusted before the offering and 40.6% on a pro forma basis. The noncontrolling interest in the Transaction adjustments is calculated by allocating $1.4 million to noncontrolling interest associated with pro forma tax distributions to the Continuing LLC Owners, subsequently multiplying the remaining $44.0 million of equity by 46.8%, which represents the economic interest the Continuing LLC Owners hold in HoldCo prior to the offering.

Noncontrolling interests associated with the offering is calculated by allocating $1.4 million to noncontrolling interest associated with pro forma tax distributions to maintain the Continuing LLC Owners’ capital accounts in HoldCo, and subsequently multiplying the remaining $44.0 million of equity, plus net proceeds to HoldCo of $32.5 million, by 40.6%, which represents the economic interest the Continuing LLC Owners hold in HoldCo after the pro forma tax distribution.

PetIQ, Inc.

Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2017

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS		AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS		PRO FORMA PETIQ
(dollars in thousands)
Net sales	$67,029			$67,029			$67,029
Cost of sales	54,829			54,829			54,829

Gross profit	12,200			12,200			12,200
Operating expenses
General and administrative expenses	7,405			7,405			7,405

Operating income	4,795			4,795			4,795

Interest expense	464			464			464
Foreign currency loss, net	49			49			49
Loss on debt extinguishment	—			—			—
Other expense, net	3			3			3

Total other expense, net	516			516			516

Net income before taxes	$4,279			$4,279			$4,279

Provision for income tax (1)		(867	)(1)	(867)	(101	)(1)	(968)
Net income	4,279	(867)		3,412	(101)		3,311
Net income attributable to noncontrolling interest (2)	2	(2,733	)(2)	$(2,731)	179	(2)	$(2,552)

Net income attributable to member	$4,281	(3,600)		$681	78		$759

Pro forma weighted average shares of Class A common stock outstanding: (3)
Basic				6,035,083			12,285,083
Diluted (5)				6,035,083			12,285,083
Pro forma net earnings per Class A common share: (4)
Basic				$0.11			$0.06
Diluted				$0.11			$0.06

(1)	PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.2% and 59.4% economic interest PetIQ holds in Holdco for transactions and offering adjustments, respectively.
(2)	The Continuing LLC Owners will be considered noncontrolling interests of PetIQ for financial reporting purposes. The pro forma adjustment reflects the allocation of HoldCo net income to the non-controlling interests. Income is allocated based on the Continuing LLC Owners’ economic interest in HoldCo, adjusted for required tax distributions. See “The Transactions—Resulting Structure.” The allocation of net income to the noncontrolling interest is calculated by first allocating $1.4 million associated with pro forma tax distributions that would have been paid to the Continuing LLC Owners based on pre-tax net income, and then allocating 46.8% (after the Transactions) and 40.6% (after the offering) of HoldCo’s remaining pre-tax income to the noncontrolling interest holder.
(3)	The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an initial public offering price of $16.00 per share.
(4)	The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an initial public offering price of $16.00 per share.
(5)	PetIQ will have 8,401,521 shares of Class B common stock outstanding after this offering. Shares of our Class B common stock are considered potentially dilutive shares of Class A common stock. After evaluating the potential dilutive effect under the if-converted and two-class methods, the 8,401,521 shares of Class B common stock outstanding on a pro forma basis were determined to be anti-dilutive and have therefore been excluded from the computations of diluted earnings per share.

PetIQ, Inc.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016

	HISTORICAL OPCO	TRANSACTION ADJUSTMENTS		AS ADJUSTED BEFORE OFFERING	OFFERING ADJUSTMENTS		PRO FORMA PETIQ
(dollars in thousands)
Net sales	$200,162			$200,162			$200,162
Cost of sales	167,615			167,615			167,615

Gross profit	32,547			32,547			32,547
Operating expenses
General and administrative expenses	31,845			31,845			31,845

Operating income	702			702			702

Interest expense	3,058			3,058			3,058
Foreign currency loss, net	24			24			24
Loss on debt extinguishment	1,681			1,681			1,681
Other income, net	(666)			(666)			(666)

Total other expense, net	4,097			4,097			4,097

Net loss before taxes	$(3,395)			$(3,395)			$(3,395)

Provision for income tax		688	(1)	688	80	(1)	768
Net loss	(3,395)	688		(2,708)	80		(2,627)
Net income attributable to noncontrolling interest	$3	$(1,590	)(2)	$(1,590)	212	(2)	$(1,379)

Net loss attributable to member	$(3,398)	$2,278		$(1,117)	(131)		$(1,248)

Pro forma weighted average shares of Class A common stock outstanding: (3)
Basic				6,035,083			12,285,083
Diluted (5)				6,035,083			12,285,083
Pro forma net loss per Class A common share: (4)
Basic				(0.19)			$(0.10)
Diluted (5)				(0.19)			$(0.10)

(1)	PetIQ will be subject to income tax with respect to our allocable share of any net taxable income from Holdco. The adjustment is calculated as 38.1% effective tax rate based on US federal income tax plus apportioned state tax rates, multiplied by the 53.4% and 59.4% economic interest PetIQ holds in Holdco for transaction and offering Adjustments, respectively.
(2)	The Continuing LLC Owners will be considered noncontrolling interests of PetIQ for financial reporting purposes. The pro forma adjustment reflects the allocation of HoldCo net income to the non-controlling interests. Income is allocated based on the Continuing LLC Owners’ economic interest in HoldCo, adjusted for required tax distributions. See “The Transactions—Resulting Structure.” The allocation of net loss to the noncontrolling interest is calculated by allocating 46.8% (after the Transactions) and 40.6% (after the offering) of HoldCo’s pre-tax loss to the noncontrolling interest holder.
(3)	The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an initial public offering price of $16.00 per share.
(4)	The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an initial public offering price of $16.00 per share.
(5)	PetIQ will have 8,401,521 shares of Class B common stock outstanding after this offering. Shares of our Class B common stock are considered potentially dilutive shares of Class A common stock. After evaluating the potential dilutive effect under the if-converted and two-class methods, the 8,401,521 shares of Class B common stock outstanding on a pro forma basis were determined to be anti-dilutive and have therefore been excluded from the computations of diluted loss per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The selected consolidated statement of operations data for each of the years in the two-year period ended December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of OpCo and its subsidiaries included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal quarters ended March 31, 2017 and 2016 and the selected consolidated balance sheet data as of March 31, 2017 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The selected historical consolidated financial and other data of PetIQ have not been presented as PetIQ is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	HISTORICAL OPCO
	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015
(dollars in thousands, except per share data)
Consolidated statement of operations data:
Net sales	$67,029	$52,298	$200,162	$205,687
Cost of sales	54,829	42,526	167,615	166,529

Gross profit	12,200	9,772	32,547	39,158
Operating expenses
General and administrative expenses	7,405	8,063	31,845	35,588

Operating income	4,795	1,709	702	3,570
Other expense
Other expense (income), net	3	(2)	(666)	—
Loss on debt extinguishment	—	993	1,681	1,449
Foreign currency loss (gain), net	49	121	24	(75)
Interest expense	464	901	3,058	3,545
Total other expense, net	516	2,013	4,097	4,919

Net income (loss)	4,279	(304)	$(3,395)	$(1,349)
Pro forma weighted average shares used for computation of (unaudited): (1)
Basic	12,285,083		12,285,083
Diluted	12,285,083		12,285,083
Pro forma net income (loss) per common share (unaudited): (1)
Basic	$0.06		$(0.10)
Diluted	$0.06		$(0.10)

(1)	Gives effect to the Transactions and this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

	HISTORICAL OPCO
	AS OF MARCH 31,	AS OF DECEMBER 31,
	2017	2016	2015
(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$1,376	$767	$3,250
Total assets	106,706	81,330	92,335
Total debt	47,524	29,466	34,953
Total liabilities	61,307	40,348	46,060
Total members’/stockholders’ equity	45,399	40,982	46,275

	HISTORICAL OPCO
(dollars in thousands)	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015
Other Data: (a)
EBITDA (a)	$5,539	$1,345	$2,645	$4,773
Adjusted EBITDA (a)	5,729	3,806	10,632	6,549
Capital Expenditures	518	753	2,041	1,550

(a)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. The following table reconciles net loss, the most comparable GAAP measure, to EBITDA and Adjusted EBITDA for the periods presented:

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015
(dollars in thousands)
Net income (loss)	$4,279	$(304)	$(3,395)	$(1,349)
Non-GAAP adjustments:
Depreciation	536	476	1,915	1,842
Amortization	260	272	1,067	735
Interest	464	901	3,058	3,545

EBITDA	5,539	1,345	2,645	4,773

Loss on debt extinguishment (1)	—	993	1,681	1,449
Litigation expenses (2)	—	1,349	3,262	2,622
Costs associated with becoming a public company	—	—	2,180	626
Supplier receivable write-off (3)	—	—	—	1,449
Management fees (4)	190	119	864	462
One-time sales opportunity (5)	—	—	—	(4,832)

Adjusted EBITDA	$5,729	$3,806	$10,632	$6,549

(1)	Loss on debt extinguishment reflects costs relating to the refinancing of our prior credit facility, including a write-off of unamortized loan fees, legal fees and termination fees.
(2)	These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company expects litigation expenses to decline in 2017.
(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.
(4)	Represents annual fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”
(5)	The Company realized $16.6 million in net sales to Walmart as part of a one-time sales opportunity in 2015. These sales to Walmart did not recur in 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Forward-Looking Statements.” The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the information presented under “Prospectus Summary—Summary Consolidated Financial Data” and “Selected Consolidated Financial and Other Data.” All references to years, unless otherwise noted, refer to our fiscal year, which ends on December 31st. All references to the first quarter, unless otherwise noted, refer to our fiscal quarter which ends on March 31st.

Overview

PetIQ is a rapidly growing distributor and manufacturer of veterinarian-grade pet Rx medications, OTC flea and tick preventatives and health and wellness products for dogs and cats. We pioneered and are the leading seller of pet products to the retail channel previously available for purchase primarily from veterinary clinics. We provide retail stores leading third-party brands, including Frontline® Plus, and Heartgard® Plus, previously available only from leading veterinary clinics, at a savings to pet owners of typically 20% to 30%. We also provide our retail partners a portfolio of our proprietary value-branded products that contain the same active ingredients as compared to comparable third-party brands, such as PetAction Plus, Advecta II, Advecta 3, Pet Lock Plus, Pet Lock Max, TruProfen and Heartshield, at a savings of up to 50%. In addition, we have created proprietary wellness brands, such as VetIQ, Vera, Delightibles and Betsy Farms, that offer pet owners innovation and value.

We manufacture and sell our proprietary value-branded products, which generally are alternative versions of leading third-party branded pet Rx medications and OTC medications. We also distribute a suite of leading branded pet Rx medications and OTC medications manufactured by third parties. Our gross margins on our proprietary value-branded products are higher than on our distributed products and, accordingly, our strategy has been to increase net sales of proprietary value-branded products in conjunction with growth in distributed products. We believe that offering our retail partners a full suite of products will provide consumer value and enable profitable growth. In 2012, proprietary value-branded products comprised less than 10% of our net sales. In contrast, consistent with our strategy, proprietary value-branded products comprised more than 36% of our net sales in 2016, and 40% of our net sales in the first quarter of 2017.

We operate facilities in Daytona Beach, Florida and Springville, Utah. Our facility in Daytona Beach, Florida engages in, among other things, packaging services for products produced by others that we distribute. Our facility in Springville, Utah manufactures certain of our proprietary value-branded pet treats, such as Delightibles, Betsy Farms jerky treats, VetIQ pill treats and wellness supplements. We also utilize third parties to manufacture our proprietary value-branded products for us. Our product lines include more than 240 SKUs of the most popular pet medications that were previously available primarily from veterinarians.

We believe that we were the first, and remain the only, company to sell pet Rx medications nationally in the retail channel. We sell our products through the following retail channels: mass, food and drug, clubs, pet specialty, pharmacies and, recently, e-commerce. A majority of our net sales is to national retailers, such as Walmart, Sam’s Club, Costco, PetSmart, Petco, Kroger, Target and BJ’s Wholesale Club, among others. Our two largest retail customers, Walmart and Sam’s Club, accounted for 28% and 19%, respectively, of our first quarter 2017 net sales, compared to 30% and 29%, respectively, of our first quarter 2016 net sales. Over time we expect our sales concentration with Walmart and Sam’s Club will likely decline as our sales become more diverse across our customers. Our new customers in the first quarter of 2017 include Freds, Inc.

PetIQ’s Rx medication success has been powered by delivering distributed and value-branded medication to our retail and human pharmacy partners on-time with a compelling value to these partners and their customers. Through a strategic alliance with Anda, a national pharmacy distributer, we have provided pharmacies exclusive access to leading Rx pet medications while limiting pharmacy inventory costs with 24-hour delivery across the United States. We sell our products to Anda, which distributes our products to pharmacies that have placed orders through Anda’s automated pharmacy ordering system. Anda purchases products from us only when it receives orders for such products from its retail customers. Through Anda we serve more than 40,000 retail pharmacy locations, with same and/or next-day service in mass retail, club and independent pharmacies.

Our sales occur predominantly in the U.S. and Canada. Approximately 98% of our first quarter 2017 and fiscal 2016 net sales were generated from customers located in the United States and Canada, with the remaining sales generated from other foreign locations. We have two reporting segments: (i) U.S. and Canada; and (ii) other. This is based on the level at which the chief operating decision maker reviews the results of operations to make decisions regarding performance assessment and resource allocation. In our judgment, because our operations in the U.S. and Canada comprise 98% of our net sales, it is appropriate to view our operations as a whole, which is the approach we follow in this section. Our corporate headquarters are located in Eagle, Idaho. For additional information on our operating segments, see Note 10, “Segments,” to our audited financial statements included elsewhere in this prospectus.

Corporate History

Our net sales have grown to $200 million in 2016, reflecting a CAGR of 44% since our inception in 2010. In 2012, we broadened our distribution network by successfully adding new accounts with leading third-party brands. In 2013, we expanded our proprietary value-branded product lines for both Rx medication and OTC medications by introducing our VetIQ brand. In 2014, we opened facilities in Springville, Utah, in order to manufacture certain of our proprietary value-branded pet treats, and in Daytona Beach, Florida, to serve our expanding distribution network. From 2012 to the present, we have focused on (i) expanding our proprietary value-branded and distributed product portfolios, (ii) diversifying our customer base, in order to minimize customer concentration, and (iii) optimizing our distributed/proprietary product mix in order to increase our gross margins.

Key Industry Trends and Developments

We believe the following industry trends and developments are important and favorable to our Company.

Humanization of Pets

There has been a sustained trend toward the humanization of pets, in the sense that more pet owners consider their pets to be their family members, which, in turn, increases the demand for higher quality yet affordable pet health and wellness products available through channels where pet owners shop for their other family members.

Growing Market

More than half of American households own at least one dog or cat with the U.S. market serving approximately 59 million dogs and cats according to Packaged Facts and the APPA. From 2008 to 2016, the percentage of U.S. homes with dogs or cats increased from 50.0% to 54.0%. Since 2001, Americans’ overall spending on their pets has nearly tripled and a significant portion of that spending has been devoted to products we provide, such as Rx medications and OTC medications. Consumers spent approximately $81.4 billion on their pets in 2016, and it is estimated they spent $7.4 billion on Rx medications and OTC medications in 2016 (not including human medications dispensed for the treatment of household pets). Significant improvements in traditional pet treatments for flea, tick and heartworm, as well as the introduction of new treatments for chronic conditions in pets, have contributed to the increase in spending.

In addition, pets are living longer and, as a result, have increasing medication needs. The AVMA reports the percentage of households owning dogs aged six and older rose from 42% in 1991 to 48% in 2011, with comparable figures rising from 29% to 50% for cats. Chronic pet disease is increasingly prevalent in dogs and cats. In 2016, it was reported that 53.9% of dogs and 58.9% of cats are overweight, and in 2015, Packaged Facts reported that approximately 75% of older dogs and predisposed breeds have heart disease.

Migration of Sales from Veterinarians to Retailers

We believe the market for pet medication and health and wellness products in the retail channel is likely to outpace growth in the broader pet industry. This migration away from the veterinary channel has already begun as the estimated mass market share of the U.S. pet medication industry increased from 12% in 2011 to 21% in 2015 while the estimated veterinarian share declined from 63% in 2011 to 59% in 2015. We believe that migration will continue in the future as more consumers become aware of the significant cost savings that retail channels can deliver and our product penetration at retail increases. Historically, high veterinary clinic prices have constrained pet medication sales. Consumers receive significant savings when buying value-branded pet Rx and OTC medications through the retail channel. As more consumers become aware of these pricing disparities, we believe sales of pet medications will continue to grow in the retail channel and decline in the veterinarian channel. Our affordable high-quality products will help unlock demand and provide cost sensitive customers the leading treatments they want at prices they can afford.

Fairness to Pet Owners Act of 2017

We believe that, if enacted, the FTPOA, now pending before Congress, has the potential to accelerate the migration of pet medications to the retail channel. Many pet medications cannot be purchased without a prescription signed by a veterinarian. But in most states veterinarians, unlike physicians treating humans, are not required to give pet owners a prescription that they can fill in retail pharmacies. In May 2015, the FTC published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely increase competition. The FTPOA would guarantee that pet owners would receive a copy of their pets’ prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a pet prescription is required to purchase many pet medications, we believe that the FTPOA, if enacted, would significantly increase retail sales of pet medications and our net sales and profits. For example, 67% of prescription heartworm medications purchased by dog owners are purchased from veterinarians, according to Packaged Facts. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of OTC pet medications at retail.

The enactment of the Fairness to Contact Lens Consumers Act in 2003, which requires eye care professionals to give consumers contact lens prescriptions, demonstrates the benefits of prescription access to contact lens consumers and to retailers. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer obligated to purchase contact lenses from prescribing eye care professionals and now purchase a significant amount of contact lenses online and at retail outlets for prices far less than the prices charged by eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. Similarly the FTPOA, if enacted, has the potential to spark significant growth in the market for pet medications, as more pet owners will be able to afford veterinarian-grade products.

Our Strategy

We believe there are significant opportunities to grow our brand awareness, increase our net sales and deliver shareholder value by executing on the following initiatives:

∎	Grow consumer awareness of our products in the retail channel;

∎	Deliver innovation in pet health and wellness at a great consumer value;

∎	Expand strong partnerships with leading retailers and pharmacies;

∎	Increase shelf space with existing retailers; and

∎	Enhance margins.

Components of our Results of Operations

Net Sales

Our net sales consist of our total sales net of product returns, allowances (discounts), trade promotions and incentives. We offer a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. We recognize revenue when persuasive evidence of an arrangement exists, in accordance with the terms of our contracts, which generally occurs upon shipment of product, when the price is fixed or determinable and when collectability is reasonably assured. These trade promotions are used to increase our aggregate net sales. Our net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives.

Historically, our net sales have primarily been driven by our distribution of leading third-party brand pet Rx medications and OTC brands; however, sales of our own proprietary value-branded products, including health and wellness products, have increasingly become an important component of our growth in net sales and margin. Our strategy has been, and will continue to be, to increase our net sales by anticipating retailers’ and consumers’ needs and determining if we can profitably provide products to fill those needs. Then, we secure the products through our expansive supplier networks and distribute to our key retailers. Next, we broaden distribution to other retailers and eventually develop our own proprietary value-branded version of the product that we can sell, at higher margin and at lower pricing, to the retailers that originally purchased the distributed product. This provides our retail customers and pet owners a meaningful choice between the leading brand and a value-branded alternative.

Key factors that may affect our future sales growth include: new product introductions; expansion into e-commerce and other customer bases; the willingness of retail stores and pharmacies to carry our product lines and to maintain pricing levels necessary for profitability; aggressive pricing by our competitors; and whether we can maintain and develop positive relationships with key retail customers, such as Walmart and Sam’s Club.

In addition, the industry trends and developments referenced above (see—“Key Industry Trends and Developments”) have significantly affected our sales growth since our inception and we expect these trends to continue to significantly affect our sales growth in the future. From 2015 to 2016, our net sales increased by approximately 5.8%, excluding a one-time sales opportunity of $16.6 million, as compared to the projected growth of retail channel pet supplies, as measured by Packaged Facts, which increased by 3.2%.

While most of our products are sold consistently throughout the year, we experience seasonality in the form of increased retailer demand for our flea and tick product offerings in the first two quarters of the year in preparation for increased consumer demand during the summer months.

Our products are primarily consumables and, as such, they experience a replenishment cycle.

Gross Profit

Gross profit is our net sales less cost of sales. Our cost of sales consists primarily of costs of raw goods, packaging materials, manufacturing and purchasing the products we sell, shipping and handling costs and costs associated with our warehouses and distribution network. Gross margin measures our gross profit as a percentage of net sales. With respect to our proprietary products, we have a manufacturing network that includes leased manufacturing facilities where we manufacture finished goods, as well as third-party contract manufacturing facilities from which we purchase finished products predominately on a dollar-per-unit basis. Since our inception in 2010, we have worked closely with our contract manufacturers to negotiate lower costs through increased volume of purchases and price negotiations. The gross margin on our proprietary value-branded products is higher than on our distributed products. For distributed products, our costs are driven largely by whether we source the product direct from the manufacturer or a licensed distributor. Increasingly, PetIQ sources distributed brands direct from the manufacturer or from licensed distributors.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee compensation and benefits expenses, sales and merchandizing expenses, advertising and marketing expenses, rent and lease expenses, IT and utilities expenses, professional fees, insurance costs, R&D costs and consulting fees. General and administrative expenses as a percentage of net sales have decreased from 15.4% in the first quarter of 2016 to 11.0% in the first quarter of 2017, primarily driven by decreasing net sales and litigation expenses. In the future, we expect our general and administrative expenses, except for litigation expenses, to grow at a slower rate than our net sales growth as we leverage our past investments. In addition, we expect that after the consummation of this offering there will be an increase in our general and administrative expenses of approximately $1.6 million each year as a result of the additional reporting and compliance costs associated with being a public reporting company. Litigation resulted in legal expenses of $2.6 million in 2015 and $3.3 million in 2016. We do not expect material litigation-related expenses in 2017.

Our advertising and marketing expenses primarily consist of national television media, digital marketing, social media and loyalty programs geared towards building brand awareness and the value of our proprietary value-branded offerings. These expenses may vary from quarter to quarter but typically they are higher in the second and third quarters, during the flea and tick season. We expect our marketing and advertising expenses to decrease as a percentage of net sales as we continue to concentrate campaigns to relevant markets, as well as shift spending towards in-store marketing and customer trade-supported programs.

As noted above, we experience seasonality in the form of increased demand for our flea and tick product offerings in the first two quarters of the year in preparation for the spring and summer seasons and, as a result, the sales and merchandizing expenses component of our general and administrative expenses generally increases in the second and third quarters due to promotional spending relating to our flea and tick product lines.

To continue to grow our pet Rx medications, OTC medications and health and wellness products, we invest in R&D on an ongoing basis. In addition to our own in-house R&D innovation specialists, we have also leveraged our market position to emerge as an attractive partner for outside R&D scientists developing new products and technologies in the pet health and wellness field. We believe these outside R&D scientists seek us out to partner on innovative products due to our proprietary value-branded manufacturing experience and relationships with key retail channel contacts. As our proprietary value-branded product lines continue to expand, we expect our R&D costs, and therefore our general and administrative expenses, could increase in the immediate future, but not necessarily as an overall percentage of net sales.

Net Income (Loss)

Our net income (loss) for future periods will be affected by the various factors described above. In addition, our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our net income will be subject to U.S. federal and state income taxes.

Results of Operations

The following tables set forth our consolidated statements of operations in dollars and as a percentage of net sales for the periods presented:

	THREE MONTHS ENDED MARCH 31,		% OF NET SALES		YEAR ENDED DECEMBER 31,		% OF NET SALES
	2017	2016	2017	2016	2016	2015	2016	2015
(dollars in thousands, except for percentages and per share data)
Net sales	$67,029	$52,298	100.0%	100.0%	$200,162	$205,687	100.0%	100.0%
Cost of sales	54,829	42,526	81.8	81.3	167,615	166,529	83.7	81.0

Gross profit	12,200	9,772	18.2	18.7	32,547	39,158	16.3	19.0

Operating expenses
General and administrative expenses	7,405	8,063	11.0	15.4	31,845	35,588	15.9	17.3

Operating income	4,795	1,709	7.2	3.3	702	3,570	0.4	1.7
Other income (expense)
Other expense (income), net	3	(2)	—	—	(666)		—	—
Loss on debt extinguishment	—	993	—	—	1,681	1,449		—
Foreign currency loss (gain), net	49	121	—	—	24	(75)	—	—
Interest expense	464	901	—	—	3,058	3,545	—	—
Total other expense	516	2,013	—	—	4,097	4,919	—	—

Net income (loss)	$4,279	$(304)	—	—	$(3,395)	$(1,349)	—	—
Pro forma weighted average shares used for computation of: (unaudited) (1)
Basic	12,285,083		—	—	12,285,083		—	—
Diluted	12,285,083		—	—	12,285,083		—	—
Pro forma net income (loss) per common share (unaudited) (1)
Basic	$0.06		—	—	$(0.10)		—	—
Diluted	$0.06		—	—	$(0.10)		—	—

(1)	Gives effect to the Transactions and this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

Three Months ended March 31, 2017 Compared With Three Months ended March 31, 2016

Net Sales

Net sales increased $14.7 million, or 28.2%, to $67.0 million for the three months ended March 31, 2017, compared to $52.3 million for the three months ended March 31, 2016. This increase was primarily due to $9.1 million in expanded offerings to existing customers and $5.6 million in sales to customers that did not make purchases in the prior year period. In addition, $9.4 million of the total increase was attributable to the launch of our new or refreshed products.

In addition, the Company spent $2.4 million and $1.5 million in trade marketing during the three months ended March 31, 2017 and 2016, respectively. Trade marketing funds are customer level promotions that the Company participates in through the reduction of sales. These amounts are included in net sales by customer as a contra revenue item.

Gross Profit

Gross profit increased $2.4 million, or 24.8%, to $12.2 million for the three months ended March 31, 2017, compared to $9.8 million for the three months ended March 31, 2016 and gross margin decreased to 18.2% for the three months ended March 31, 2017, from 18.7% for the three months ended March 31, 2016. The gross margin decrease was driven primarily by product mix related to a number of new customers that primarily purchase lower margin items, as well as increased trade spend which reduces revenue and thus gross profit.

General and Administrative Expenses

General and administrative expenses were $7.4 million for the three months ended March 31, 2017, down $0.7 million from $8.1 million for the three months ended March 31, 2016. The decrease primarily reflects:

∎	Decreased litigation costs of $1.3 million due to settled litigation;

∎	Increased R&D and licensing expenses related to new products of $0.2 million; and

∎	Increased advertising, selling and commission expense due to increased sales of $0.5 million.

As a percentage of net sales, our general and administrative expenses decreased to 11.0% for the three months ended March 31, 2017 from 15.4% for the three months ended March 31, 2016.

Other Expense

Other expense was $0.5 million and $2.0 million for the three months ended March 31, 2017 and 2016, respectively. The $1.5 million decrease was driven by better lending terms and the lack of refinancing costs in the first quarter of 2017.

Net Income (Loss)

As a result of the factors above, net income increased by $4.6 million to $4.3 million for the three months ended March 31, 2017, compared to a net loss of $0.3 million for the three months ended March 31, 2016.

Year ended December 31, 2016 Compared With Year ended December 31, 2015

Net Sales

Net sales decreased $5.5 million, or 2.7%, to $200.2 million for 2016, compared to $205.7 million for 2015. The Company realized $16.6 million related to a one-time sales opportunity in 2015. These sales did not recur in 2016. Excluding the one-time sales opportunity to Walmart, net sales grew approximately $11.0 million or 5.8% in 2016 as compared to 2015. Growth was primarily driven by the launch of a new manufactured OTC product and growth in e-commerce sales.

In addition, the Company spent $5.5 million and $3.3 million in trade marketing for the years ended December 31, 2016 and 2015, respectively.

Gross Profit

Gross profit decreased $6.6 million, or 16.9%, to $32.5 million for 2016, compared to $39.2 million for 2015. Gross margin decreased to 16.3% for 2016, from 19.0% for 2015. These decreases resulted primarily from the one-time sales opportunity discussed above and the resulting impact on product mix. Excluding the one-time sales opportunity, gross profit grew approximately $0.5 million, or 1.6%, as compared to 2015 and gross margin decreased to 16.3% for 2016 compared to 16.9% for 2015. The decrease in gross margin in 2016 is primarily due to increased trade marketing expenditures, which reduce net sales.

General and Administrative Expenses

General and administrative expenses were $31.8 million for 2016, down $3.7 million from $35.6 million for 2015. The decrease primarily reflects decreased advertising expenses as the company transitioned to more trade incentives as opposed to national media advertising. In connection with the one-time sales opportunity, the Company spent approximately $2.3 million on national media advertising in 2015. Excluding this cost, general and administrative expenses decreased by $1.5 million to $31.8 million in 2016.

As a percentage of net sales, our general and administrative expenses decreased from 17.3% in 2015 to 15.9% in 2016. Excluding the advertising expense associated with the one-time sales opportunity, general and administrative expenses as a percentage of net sales decreased from 17.6% in 2015 to 15.9% in 2016.

Other Expense

Other expense decreased by $0.8 million to $4.1 million in 2016, compared to $4.9 million in 2015. Of the $4.1 million of other expense in 2016:

∎	loss on debt extinguishment was $1.7 million in 2016, compared to $1.4 million in 2015, reflecting costs relating to the refinancing of our prior credit facilities, including a write-off of unamortized loan fees, legal fees and termination fees. 2016 included two separate refinance transactions, while 2015 only included one;

∎	other income of $0.7 million was realized in 2016, driven by a gain on a warranty claim related to an acquisition the Company completed in 2013; and

∎	interest expense was $3.1 million in 2016, down from $3.5 million in 2015, primarily due to the refinancing transactions allowing for lower interest rates and improved use of cash.

Net Loss

As a result of the factors above, net loss increased by $2.0 million to a net loss of $3.4 million for 2016, compared to a net loss of $1.3 million for 2015. Excluding the one-time sales opportunity, net loss in 2015 was $6.2 million, as compared to a net loss of $3.4 million in 2016.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA plus loss on debt extinguishment, litigation expenses, costs associated with becoming a public company, and a supplier receivable write-off. Adjusted EBITDA adjusts for transactions that management does not believe are representative of our core ongoing business. Adjusted EBITDA is utilized by management: (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies. The Company presents EBITDA because it is a necessary component for computing Adjusted EBITDA.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA and Adjusted EBITDA in the same manner.

Our management does not, and you should not, consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. Some of these limitations are:

∎	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

∎	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

∎	EBITDA does not reflect the interest expenses, or the cash requirements necessary to service interest or principal payments, on our debts;

∎	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

∎	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing core operations; and

∎	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. You should review the reconciliations of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the periods presented:

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015
(dollars in thousands)
Net income (loss)	$4,279	$(304)	$(3,395)	$(1,349)
Non-GAAP adjustments:
Depreciation	536	476	1,915	1,842
Amortization	260	272	1,067	735
Interest	464	901	3,058	3,545

EBITDA	5,539	1,345	2,645	4,773

Loss on debt extinguishments (1)	—	993	1,681	1,449
Litigation expenses (2)	—	1,349	3,262	2,622
Costs associated with becoming a public company	—	—	2,180	626
Supplier receivable write-off (3)	—	—	—	1,449
Management fees (4)	190	119	864	462
One-time sales opportunity (5)	—	—	—	(4,832)

Adjusted EBITDA	$5,729	$3,806	$10,632	$6,549

(1)	Loss on debt extinguishments reflects costs relating to the refinancing of our prior credit facilities, including a write-off of unamortized loan fees, legal fees and termination fees.
(2)	These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company does not expect material litigation expenses in 2017.
(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.
(4)	Represents annual fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”
(5)	The Company realized $16.6 million in net sales to Walmart as part of a one-time sales opportunity in 2015. These sales to Walmart did not recur in 2016.

Quarterly Financial Data

The following table presents selected quarterly data through March 31, 2017. This quarterly information has been prepared using our unaudited interim condensed consolidated financial statements and includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of interim periods.

	FISCAL QUARTER ENDED
	MARCH 31, 2017	DECEMBER 31, 2016	SEPTEMBER 30, 2016	JUNE 30, 2016	MARCH 31, 2016	DECEMBER 31, 2015	SEPTEMBER 30, 2015	JUNE 30, 2015
(dollars in thousands)	(unaudited)
Selected Financial Data:
Net sales (1)	$67,029	$44,913	$41,671	$61,280	$52,298	$39,337	$48,590	$62,190
Gross profit	12,200	7,654	6,160	8,961	9,772	7,016	8,612	11,169
Net income (loss)	4,279	(1,177)	(2,512)	598	(304)	(2,076)	(1,570)	(1,414)
EBITDA (2)	5,539	316	(1,136)	2,120	1,345	(465)	(14)	185
Adjusted EBITDA (2)	5,729	1,534	1,155	4,137	3,806	1,359	1,021	595

(1)	Net sales includes trade marketing contra revenue of $2,356, $1,333, $1,439, $1,179, $1,504, $248, $247 and $581, respectively.
(2)	The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the quarterly periods presented:

	FISCAL QUARTER ENDED
	MARCH 31, 2017	DECEMBER 31, 2016	SEPTEMBER 30, 2016	JUNE 30, 2016	MARCH 31, 2016	DECEMBER 31, 2015	SEPTEMBER 30, 2015	JUNE 30, 2015
(dollars in thousands)	(unaudited)
Net income (loss)	$4,279	$(1,177)	$(2,512)	$598	$(304)	$(2,076)	$(1,570)	$(1,414)
Non-GAAP adjustments:
Depreciation	536	565	375	499	476	467	458	462
Amortization	260	259	264	272	272	250	182	164
Interest Expense	464	669	737	751	901	894	916	973

EBITDA	5,539	316	(1,136)	2,120	1,345	(465)	(14)	185

Loss on debt extinguishments (1)	—	688	—	—	993	—	—	—
Litigation expenses (2)	—	36	41	1,836	1,349	788	778	746
Costs associated with becoming a public company	—	138	2,042	—	—	218	147	175
Supplier receivable write off (3)	—	—	—	—	—	1,049	400	—
Management fees (4)	190	356	208	181	119	117	115	115
One-time sales opportunity(5)	—	—	—	—	—	(348)	(405)	(626)

Adjusted EBITDA	$5,729	$1,534	$1,155	$4,137	$3,806	$1,359	$1,021	$595

(1)	Loss on debt extinguishments reflects costs relating to the refinancing of our prior credit facilities, including a write-off of unamortized loan fees, legal fees and termination fees.
(2)	These litigation expenses relate to cases involving the Company that were favorably resolved in the second quarter of 2016. The Company does not expect material litigation expenses in 2017.
(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.
(4)	Represents annual fees paid pursuant to our management agreements with Eos, Porchlight and Clarke Capital. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”
(5)	The Company realized $16.6 million in net sales to Walmart as part of a one-time sales opportunity in 2015. These sales to Walmart did not recur in 2016.

Financial Condition, Liquidity and Capital Resources

Overview

Historically, our primary sources of liquidity have been cash flow from operations and equity contributions. In addition, we have a $50 million credit facility to provide us with an additional source of liquidity. As of March 31, 2017 and December 31, 2016, our cash and cash equivalents were $1.4 million and $0.8 million, respectively, compared to cash and cash equivalents as of March 31, 2016 and December 31, 2015 of $1.7 million and $3.3 million, respectively. As of March 31, 2017, we had $45.5 million outstanding under our New Credit Agreement (as defined below), consisting of $4.6 million on a term loan and $40.9 million on the revolver. See “Description of Indebtedness.”

Our primary cash needs are for working capital. Our maintenance capital expenditures have typically been less than 1.0% of net sales, but we may make additional capital expenditures as necessary to support our growth. Our primary working capital requirements are to carry inventory levels necessary to support our increased net sales. Fluctuations in working capital are primarily driven by the timing of new product launches. As of March 31, 2017 and December 31, 2016, we had working capital (current assets less current liabilities) of $66.1 million and $43.5 million, respectively, and $49.2 million as of December 31, 2015. We believe that our operating cash flow, cash on hand, debt proceeds from our borrowings under our credit facility and the proceeds of this offering will be adequate to meet our operating, investing and financing needs for the foreseeable future. Additionally, we borrow funds under our revolving credit facility to finance liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds, although we can provide no assurance that these sources of funding will be available on reasonable terms.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $16.9 million for the first quarter of 2017, compared to $3.6 million for the first quarter of 2016. The increase in cash used in operating activities was primarily related to increases in inventory and accounts receivables resulting from increased sales and plans for continued increases in sales, offset by increases in accounts payable and net income.

Net cash used in operating activities was $0.9 million for 2016, compared to $6.4 million for 2015. The reduction in cash used in operating activities primarily reflects lower growth in working capital lead by lower expenditures for inventory and less cash outstanding for supplier prepayments. We are reliant on external financing to fund working capital growth and we believe such financing will continue to be available on similar or improved terms based on improving operations of the Company.

Cash Used in Investing Activities

Net cash used in investing activities was $0.5 million for the first quarter of 2017, compared to $0.8 million for the first quarter of 2016. This decrease resulted from decreased capital investment, primarily in production equipment.

Net cash used in investing activities was $1.5 million for 2015, compared to $2.0 million for 2016. This increase in cash used resulted primarily from an increase in our capital expenditures. 2016 saw incremental expenditures on production equipment for new or refreshed product lines.

Cash Provided by Financing Activities

In the first quarter of 2017, net cash provided by financing activities was $18.0 million, consisting primarily of net borrowings under our credit facilities to finance operations and provide for inventory and receivable growth. In the first quarter of 2016, net cash provided by financing activities was $2.9 million, consisting primarily of net borrowings under our credit facility. See “Description of Indebtedness” section.

In 2015, net cash provided by financing activities was $9.8 million, consisting primarily of net borrowings under our credit facilities, offset by increases in restricted cash. See “—Description of Indebtedness.” In 2016, net cash provided by financing activities was $0.7 million, driven by a net pay down of long term debt offset by cash provided by reductions in restricted cash.

Description of Indebtedness

OpCo entered into a new credit agreement (the “New Credit Agreement”) on December 21, 2016. This agreement fully repaid and terminated the A&R Credit Agreement described below. The New Credit Agreement provides for aggregate secured financing of $50 million at either LIBOR or Base (prime) interest rates plus an applicable margin, consisting of

(i)	$45 million revolving credit facility (“Revolver”) maturing on December 21, 2019; and

(ii)	$5 million term loan (“Term Loans”), requiring equal amortizing payments for 23 months and maturing on December 21, 2018.

As of March 31, 2017, OpCo had $4.6 million outstanding as Term Loans and $40.9 million outstanding under the Revolver. As of March 31, 2017, the interest rate on the Term Loans and Revolver was 4.50.

The New Credit Agreement contains certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target and is secured by all of OpCo’s assets and the assets of each guarantor, subject to certain exceptions. As of March 31, 2017 and December 31, 2016, OpCo was in compliance with these covenants.

On March 24, 2016, OpCo refinanced its credit facilities under the Original Credit Agreement pursuant to that certain Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with Crystal, as the administrative agent and East West Bank, as the revolver agent, which provides for two term loan facilities and a revolving credit facility. The A&R Credit Agreement provided for aggregate secured financing of $48.0 million, consisting of (i) $3.0 million in aggregate principal amount of term loans maturing on August 31, 2016 (the “Term B Loans”), (ii) $20.0 million in aggregate principal amount of term loans (the “Term A Loans”) maturing on March 16, 2018 and (iii) a $25.0 million revolving credit facility maturing on March 16, 2018 (the “revolving credit facility”). As of March 31, 2016, we had $20.0 million outstanding Term A Loans, $3.0 million outstanding Term B Loans and $6.2 million outstanding under the revolving credit facility and the interest rate on the Term A Loans was the LIBOR rate plus 9.75%, the interest rate on the Term B Loans was the LIBOR rate plus 3.25% and the interest rate on the revolving credit facility was the LIBOR rate plus 3.00%.

The A&R Credit Agreement contained a number of covenants that, among other things, restricted our and our subsidiaries’ ability to (subject to certain exceptions): (i) make investments, loans or advances; (ii) incur additional indebtedness; (iii) create liens on assets; (iv) enter into sale and leaseback transactions; (v) engage in mergers or consolidations and/or sell assets; (vi) pay dividends and distributions or repurchase our equity interests; (vii) repay subordinated indebtedness; (viii) make certain acquisitions; and (ix) other restrictions typical for a credit agreement of this type. The A&R Credit Agreement did not restrict our ability to make tax distributions.

On March 16, 2015, OpCo entered into a Credit Agreement (the “Original Credit Agreement”) with Crystal Financial LLC (“Crystal”), as the administrative agent, which provided for a term loan and revolving credit facility. The Original Credit Agreement provided for aggregate secured financing of $40.0 million, consisting of (i) $33.0 million in aggregate principal amount of term loans and (ii) a $7.0 million revolving credit facility maturing on March 16, 2018. As of December 31, 2015, there were no outstanding borrowings under the revolving credit facility and $32.9 million of outstanding term loans under the term loan facilities. As of December 31, 2015, the interest rate on each of the revolving credit facility and the term loan facilities was the LIBOR rate, plus 9%. The Company was in compliance with its financial debt covenants in the Original Credit Agreement as of December 31, 2015.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of March 31, 2017:

	PAYMENTS DUE BY PERIOD
	TOTAL	2017	2018-2019	2020-2021		THEREAFTER
(dollars in thousands)
Long-term debt (1)	$45,504	$1,875	$43,629	$		$—
Interest on debt (2)	5,232	1,486	3,746		—	—
Operating lease obligations	3,737	1,281	2,295		69	92
Capital lease obligations	515	74	193		160	88
Product purchase obligations (3)	17,181	17,181	—		—	—
Building purchase	2,275	2,275	—		—	—
Deferred acquisition liability	1,580	250	1,330		—	—

Total contractual obligations	$76,024	$24,422	$51,193		$229	$180

(1)	Does not reflect any excess cash flow payments.
(2)	Reflects interest expense calculated using the current interest rates for the term loans and revolving credit facility
(3)	Reflects our estimate of open purchase orders placed with suppliers

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, in accordance with the terms of our contracts, which generally occurs upon shipment of product, when the price is fixed or determinable and when collectability is reasonably assured. A sales return allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, returned goods and other items.

We offer a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on which we recognize the related revenue or the date on which we offer the incentive. Our net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. Accruals for expected payouts under these programs are included in our other accrued expenses.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of specifically identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets, which are not capable of being individually identified and separately recognized.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is reviewed for impairment annually in our fourth quarter or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The goodwill impairment test consists of a two-step process, if necessary. However, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350.

The Company performed its qualitative assessment during the fourth fiscal quarter of 2016 and concluded that it was more likely than not that the fair values of its reporting units were greater than their carrying amounts. After reaching this conclusion, the two-step impairment test was unnecessary and no further testing was performed. The qualitative factors that were considered included, but were not limited to, general economic conditions, outlook for the pet sector, and recent and forecasted financial performance.

Goodwill impairment analysis and measurement is a process that requires significant judgment. If there are significant changes in market conditions or a future downturn in our business, or a future annual goodwill impairment test indicates an impairment of our goodwill, we may have to recognize impairment of our goodwill.

Intangible Assets

Indefinite lived intangible assets consist primarily of trademarks. Trademarks represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by us. Trademarks are not amortized, rather potential impairment is considered on an annual basis, or more frequently upon the occurrence of an event or when circumstances indicate that the book value of trademarks are greater than their fair value. No impairment charge was recorded for the quarters ended March 31, 2017 or 2016 or years ended December 31, 2016 and 2015.

Definite-lived intangible assets consist of a distribution agreement, production certifications, patents and processes, customer relationships, and brand names. The assets are amortized on either a straight-line basis over the expected useful life or proportionately to the benefits derived from those relationships. Useful lives vary by asset type and are determined based on the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. Useful lives range from 2 to 15 years.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is typically determined using the first-in first-out (“FIFO”) method. We maintain reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating and market conditions. Changes in these conditions may result in additional reserves. Major components of inventories were as follows:

	AS OF MARCH 31,		AS OF DECEMBER 31,
	2017	2016	2016	2015
Raw materials and work in progress	$5,866	$4,532	$5,924	$4,292
Finished goods	42,188	34,600	28,308	29,393

Total inventories	$48,054	$39,132	$34,232	$33,685

Litigation

We are subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. If the likelihood of an adverse legal outcome is determined to be probable and the amount of loss is estimable, then a liability is accrued in accordance with accounting guidance for contingencies. We consult with both internal and external legal counsel related to litigation.

BUSINESS

Overview

PetIQ is a rapidly growing distributor and manufacturer of veterinarian-grade pet Rx medications, OTC flea and tick preventatives and health and wellness products for dogs and cats. We pioneered and are the leading seller to the retail channel of pet products that were previously available for purchase primarily from veterinary clinics. We enable our customers to offer pet owners choice, affordability and convenience on products from leading national brands as well as our proprietary value-branded alternatives. Consumer behavior supports our continuing growth: pet owners are increasingly migrating their purchases away from veterinarians’ offices to the channels we serve. In addition, pet owners are shifting their retail purchases from non-veterinarian-grade products, previously the only products available in the retail channel, to the premium veterinarian-grade products that we sell. We believe we are well positioned to capitalize on these changes in consumer behavior because of our category leadership, broad product portfolio, value proposition and strong customer relationships. The end markets we serve are large and growing: U.S. sales of pet medications have grown to an estimated $7.4 billion in 2016 and are estimated to reach $8.9 billion by 2019, representing a CAGR of 6% between 2016 and 2019, according to Packaged Facts.

Our product portfolio spans a wide range of veterinarian-grade Rx medications and leading OTC medications as well as other health and wellness products. We offer our customers a comprehensive category management solution and sell products under multiple brands to address channel-specific requirements. Our most popular product categories include:

CATEGORY	PRODUCT FUNCTION	DISTRIBUTED BRANDS	PROPRIETARY BRANDS
Rx Medications	Heartworm preventatives Arthritis treatments Heart disease treatment

OTC Medications and Supplies	Flea and tick prevention

Health and Wellness Products	Vitamins Treats Nutritional supplements Hygiene products	NA

We believe that our value proposition to consumers drives increasing demand for our products. Pet owners can typically buy our distributed products from retailers at a 20-30% savings compared to the prices charged by veterinarians, and can save as much as 50% on our proprietary value-branded products, which contain the same active ingredients as distributed products and are subject to the same FDA and EPA approval process.

We have successfully introduced our products into all major retail channels including mass, food and drug, clubs, pet specialty, online and pharmacies. Our network of customers includes Walmart, Sam’s Club, Costco, PetSmart, Petco, Kroger, Target, and BJ’s Wholesale Club, among others, and more than 40,000 retail pharmacy locations. We support our retail customers by (i) providing unique merchandising solutions, (ii) offering 24-hour fulfillment of Rx pet medications to pharmacies and (iii) creating marketing and promotional programs that highlight the value proposition and availability of veterinarian-grade pet medications through the retail channel.

We rapidly develop, manufacture and introduce innovative new products to retailers and consumers. Our current product portfolio and pipeline of future products have been developed through a combination of in-house specialists and animal health R&D experts. In addition, we specialize in market analysis, product development, packaging, marketing, industry licensing and managing both EPA and FDA regulated products. These internal and external resources enable us to expand our portfolio of proprietary value-branded products and develop next-generation versions of our existing products. We have found that our retail expertise and strong market position makes us an attractive partner for scientists and entrepreneurs developing new products in the pet health and wellness field. A combination of our internal expertise and strategic relationships have produced several of our top selling products and brands, including VetIQ, PetAction Plus, Advecta, PetLock Plus and TruProfen.

Recent financial highlights include:

∎	Net sales growth from $31.8 million in fiscal year 2011 to $214.9 million for the last twelve months (“LTM”) ended March 31, 2017, representing a CAGR of approximately 44%;

∎	Net income improvement from a loss of $11.0 million in fiscal year 2014 to income of $1.2 million for the LTM ended March 31, 2017[1];

∎	Adjusted EBITDA growth from $(5.4) million in fiscal year 2014 to $12.6 million for the LTM ended March 31, 2017;

∎	Net sales growth from $52.3 million for the three months ended March 31, 2016 to $67.0 million for the three months ended March 31, 2017, representing a 28.2% growth year over year increase;

∎	Net income growth from a loss of $(0.3) million for the three months ended March 31, 2016 to $4.3 million for the three months ended March 31, 2017; and

∎	Adjusted EBITDA growth from $3.8 million for the three months ended March 31, 2016 to $5.7 million for the three months ended March 31, 2017, representing a 51.0% year over year growth.

Net Sales ($ Millions)2

Our Industry

Attractive Pet Industry Trends. In 2016, approximately 63.4 million U.S. households (52% of total U.S. households) owned a dog or a cat, compared to 57.0 million households (50% of total U.S. households) in 2008, according to Packaged Facts. Based on the 2010 Census, today more U.S. households have pets than have children. Demographic trends in pet ownership and changing attitudes toward pets support our continuing growth.

∎	Pet Humanization: According to Packaged Facts, in the United States, an estimated 79% of dog owners and 77% of cat owners view their pets as family members. With pets increasingly viewed as companions, friends and family members, pet owners behave like “pet parents” with a strong inclination for spending disposable income to meet all of their pets’ needs during all economic cycles. Pets have become a financial priority.

∎	Increasing Consumer Focus on Pet Health and Wellness: Consumers are exhibiting greater interest in improved health for their pets and, as a result, are increasing their purchases of the most effective veterinarian-grade pet products and supplies. Pet owners of all demographic and income levels aspire to purchase leading veterinarian-grade treatments.

[1]	Our historical results benefit from insignificant income taxes due to our status as a pass-through entity for U.S. federal income tax purposes, and we anticipate future results will not be consistent as our income will be subject to U.S. federal and state taxes.

∎	Increasing Pet Age and Incidents of Pet Disease: Pets are living longer and, as a result, have increasing medication needs. The AVMA reports the percentage of households owning dogs aged six and older rose from 42% in 1991 to 48% in 2011, with comparable figures rising from 29% to 50% for cats. Chronic age-related pet disease is increasingly prevalent in dogs and cats. In 2016, Packaged Facts reported that 53.9% of dogs and 58.9% of cats are overweight, and in 2015, Packaged Facts reported that approximately 75% of older dogs and predisposed breeds have heart disease.

Strong Growth in Pet Products. According to Packaged Facts and the APPA, Americans spent $81.4 billion on pet products and services in 2016, nearly triple their 2001 spending of $28.5 billion. U.S. sales of pet medications for dogs and cats have grown from $5.8 billion in 2011 to an estimated $7.4 billion in 2016 and are estimated to reach $8.9 billion by 2019, representing a CAGR of 6% between 2016 and 2019, according to Packaged Facts. Additionally, our innovative pet treats compete in the U.S. dog and cat treat market, which has grown every year since 2010. According to Packaged Facts, the U.S. dog and cat treat market has grown to an estimated $6.1 billion in 2016 and is estimated to reach $7.3 billion of retail sales by 2019, representing a CAGR of 6% between 2016 and 2019.

Migration of Pet Medication Purchases from the Veterinarian Channel to Retail: We believe the market for pet medication and health and wellness products in the retail channel is likely to outpace growth in the broader pet industry. This migration away from the veterinary channel has already begun as the estimated mass market share of the U.S. pet medication industry increased from 12% in 2011 to 21% in 2015 while the estimated veterinarian share declined from 63% in 2011 to 59% in 2015. We believe that migration will continue in the future as more consumers become aware of the significant cost savings that retail channels can deliver and our product penetration at retail increases. Historically, high veterinary clinic prices have constrained pet medication sales. Our affordable high-quality products will help unlock demand and provide cost sensitive customers the leading treatments they want at prices they can afford.

Fairness to Pet Owners Act of 2017. We believe that, if enacted, the FTPOA, now pending before Congress, has the potential to accelerate the migration of pet medications to the retail channel. Many pet medications cannot be purchased without a prescription signed by a veterinarian. But in most states veterinarians, unlike physicians treating humans, are not required to give pet owners a prescription that they can fill in retail pharmacies. In May 2015, the FTC published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely increase competition. The FTPOA would guarantee that pet owners would receive a copy of their pets’ prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a pet prescription is required to purchase many pet medications, we believe that the FTPOA, if enacted, would significantly increase retail sales of pet medications and our net sales and profits. For example, 67% of prescription heartworm medications purchased by dog owners are purchased from veterinarians, according to Packaged Facts. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of OTC pet medications at retail.

The enactment of the Fairness to Contact Lens Consumers Act in 2003, which requires eye care professionals to give consumers contact lens prescriptions, demonstrates the benefits of prescription access to contact lens consumers and to retailers. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer obligated to purchase contact lenses from prescribing eye care professionals and now purchase a significant amount of contact lenses online and at retail outlets for prices far less than the prices charged by eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. Similarly the FTPOA, if enacted, has the potential to spark significant growth in the market for pet medications, as more pet owners will be able to afford veterinarian-grade products.

[2]	The Company realized $16.6 million in net sales to Walmart as part of a one-time sales opportunity in 2015. These sales to Walmart did not recur in 2016. On a pro forma basis, excluding the one-time sales opportunity to Walmart, net sales grew approximately $11 million or 5.8% in 2016 as compared to 2015.

Our Competitive Strengths

The following strengths form the foundation for our future growth:

First Mover Advantage in the Rx and OTC Pet Medications Market in the Retail Channel. Founded in 2010, we pioneered and are the leading seller to the retail channel of pet products previously available for purchase primarily from veterinary clinics. The category grew significantly after we brought leading veterinary brands to the national retail sector. Being first to market has allowed us to gain significant scale and expertise, as well as complete the time consuming and costly process of obtaining the FDA and EPA registrations necessary to have Rx medications available in the retail channel. We believe that through product development, manufacturing capabilities, distribution and retail execution we have enabled retailers to enter and grow the market for high quality pet medications. We believe that our “first mover” momentum, including our established relationships with leading retailers, provides us a significant competitive advantage that will allow us to grow with our world-class retail pharmacy partners.

Focus on High Growth Pet Medication Category. Packaged Facts predicts that pet medications will remain one of the highest growth areas in the pet industry. We believe that significant future growth will be a result of leading U.S. pharmacies adding pet medications and aggressively competing for a larger share of the Rx pet medication market. For human pharmacies Rx pet medication is an attractive high-margin, cash-based business with no delayed insurance reimbursement, no co-payers, and no government formularies or pricing policies.

Broad Product Portfolio of Highly Recognized Brands. Our broad proprietary product portfolio consists of eleven primary brands: PetIQ, PetAction, Advecta, PetLock, Heart Shield, TruProfen, Betsy Farms, Minties, Vera, Delightibles and VetIQ. We believe our brands are comparable in quality and safety to leading third-party brands, as they contain the same active ingredients and are subject to the same FDA and EPA approval process. Our brands are highly recognizable and supported by targeted marketing campaigns and in-store merchandising. We also provide our retailers with numerous well-known third-party pet medication brands, such as Frontline® Plus and Heartgard® Plus. By offering a broad product portfolio, we offer retailers a “one-stop shop,” complete category management solution for pet Rx and OTC medications and health and wellness products.

Veterinarian-Grade Products at Compelling Value. Our veterinarian-grade products at value prices offer consumers increased choice, affordability and convenience. Because of the breadth of our portfolio and distribution, consumers now have access to a wider array of premium quality pet products and can realize typical savings of 20% to 30% on distributed products and approximately 50% on our proprietary value-branded products compared to the prices charged by veterinarians. We believe many pet owners will convert to our value-branded products as they become aware of the significant savings and convenience available at their preferred neighborhood pharmacy or retail store. We support the efforts of retail partners in capturing a larger share of the estimated $8.4 billion addressable market of pet medications and health and wellness products previously available exclusively through the veterinary channel.

Strong Relationships with Leading Retailers. We have the necessary scale and operational expertise to support our retail partners, which include Walmart, Sam’s Club, Costco, PetSmart, Petco, Target, Chewy.com and Amazon. Before partnering with us, these and other retailers had limited access to veterinarian-grade pet medication and health and wellness products, resulting in veterinarians serving as the primary channel for the category. In addition to our portfolio of leading products, we also provide excellent retail fulfillment and merchandising services, high fill rates, on-time deliveries and same-day or next-day service. Through a strategic alliance with Anda, a national pharmacy distributor, we provided more than 40,000 U.S. pharmacy locations with 24-hour fulfillment and exclusive access to leading Rx pet medications, which limits pharmacies’ inventory costs and increases customer service levels. In addition, in 2014 Sam’s Club recognized us as its “Supplier of the Year” in the consumable products category, an award that is given to only one supplier per category per year. Similarly, Petco recognized us as “Supplier of the Year” in 2015.

Rapid and Innovative Product Development Capabilities. We have a sophisticated product team with expertise in market analysis, product development, packaging, marketing and industry regulations. These cross-functional skills provide us with ongoing competitive advantages and have resulted in the development of our most successful products and brands, including VetIQ, PetLock, PetAction Advecta and TruProfen. Given our track record of successfully launching new products, we have become an attractive commercial partner for leading development companies and outside R&D scientists and entrepreneurs from around the world. PetAction is an example of a flea and tick product that leveraged our internal expertise and third-party relationships, resulting in enhanced margins for us and retailers and lower prices for our consumers.

Well-Invested and Scalable Operations. Since 2012, we have invested $19 million in expanding our infrastructure. We have the facilities, supply-chain management expertise and IT systems infrastructure in place to scale operations with relatively low capital expenditures. In our Springville, Utah manufacturing facility we invested in the necessary improvements to obtain quality and safety certifications, including GFSI and an “excellent” SQF certification. These certificates of distinction validate that our manufacturing quality is at the highest level in the industry and illustrates our competitive advantage against manufacturers that have not made similar investments. We operate approximately 400,000 square feet of manufacturing and distribution facilities in three locations in Florida, Utah and Texas. We opened two manufacturing facilities in 2014 to prepare for significant growth, and these facilities currently operate at less than 40% of their full-production capacities. These facilities will require minimal investment to achieve full capacity and can support significant future growth. In 2014, we successfully implemented X3, a Sage ERP system that serves as a foundation for operating our business. We are licensed to operate and distribute veterinary prescription drugs in all 50 states, which gives us a significant competitive advantage.

Passionate Management Team with a Proven Track Record. Our passionate management team has a proven track record of managing fast-growing consumer companies and significant retail industry experience. Our executives have relevant prior experiences at industry-leading firms such as Albertson’s, Walmart, Bayer Animal Health and Piramal Pharmaceuticals. Our Chairman and Chief Executive Officer, Cord Christensen, and our President, Scott Adcock, are the co-founders of PetIQ and have overseen our growth from $32 million of net sales in 2011 to $200 million in 2016. Following the closing of the offering, our management team will beneficially own 1.6% of the Class A common stock of the Company. We believe the experience and commitment of our management team positions us to continue to deliver profitable and sustainable future growth opportunities.

Our Strategy

There are significant opportunities to grow our brand awareness, increase our net sales and profitability and deliver shareholder value by executing on the following initiatives:

Grow Consumer Awareness of Our Products in the Retail Channel. We are an established category creator in the pet health and wellness and medication market with strong penetration of the retail channel and high awareness among retailers. With our broad retail network that includes the top U.S. retailers, we are increasingly focused on building consumer awareness and converting more pet owners to use our products. As pet owners learn that our proprietary value-branded products offer the same active ingredients as leading brands at lower prices, we believe they will shift their purchasing habits to our products and our share of the overall pet Rx and OTC medications and health and wellness products market will continue to grow.

Deliver Innovation in Pet Health and Wellness at a Great Consumer Value. We have a proven track record of introducing innovative products to the pet health and wellness category. For example, we have introduced over 40 new proprietary value-branded products since 2014, including PetAction Plus, Advecta 3 and VetIQ prescription medications and Delightibles Wild Country Meats and Treats, Piglies, Betsy Farms Grillers and Creamy Crunchy Treats, VERA Premium Jerky, Great Choice Center Filled Cat Treats and PETIQ Premium Jerky pet treats. We expect to drive net sales growth by continuing to develop and commercialize new products. We plan to introduce new and improved products across all of our categories over the next few years and will selectively enter relevant adjacent product categories to continue providing our retail customers access to the Rx and OTC medications and other health and wellness products they want most. We intend to continue to rapidly develop and market products that incorporate innovative ingredients, advanced formulations, improved taste and enhanced functionality that differentiate us in the pet health and wellness market. These efforts include the formulation of proprietary value-branded versions of off-patent branded products as well as the refinement of existing products to make packaging and formulations more appealing and convenient for consumers and their pets. In addition, we may seek acquisitions or strategic partnerships with companies that can help us expand our product offering and achieve our growth plan.

Expand Strong Partnerships with Leading Retailers and Pharmacies. Pet medications and health and wellness are significant growth opportunities for our retail partners. In addition to helping retailers overcome a lack of access to leading items and brands, we have provided our customers unique merchandising solutions, created marketing and promotional programs that highlight the availability of veterinarian-grade pet medications through the retail channel and the related savings to pet owners and provided 24-hour fulfillment of Rx pet medications to pharmacies. We will remain focused on driving success through the retail channel and the e-commerce platforms of our retail partners.

Increase Number of Products with Existing Retailers. We conduct business with the majority of leading retailers with our core product offerings. We believe our net sales will continue to grow as we expand the number of products we have available for sale at each retailer. We also plan to creatively expand SKU placement within existing accounts through our in-house merchandising capabilities. Additionally, with the potential enactment of the FTPOA, we believe we are positioned to expand our presence and shelf space in the retail pharmacy channel with leading retailers. These leading retail pharmacies in addition to a large number of independent pharmacies, could become a significant source of growth for our product categories.

Enhance Margins. We expect that our margins will increase as our product mix continues to evolve and include a greater portion of our proprietary value-branded products. Additionally, as net sales increase, we will realize the benefits of leveraging our existing assets and facilities and share efficiency gains with our sourcing and manufacturing partners further driving margin improvement. We believe that, except for the expenses normally associated with being a public company, we will not have material increases in our selling and general administrative expenses as we pursue our growth plans because of our recent substantial investments in our corporate infrastructure.

Our History

PetIQ, Inc., a Delaware corporation, was incorporated in February 2016 for the purpose of this offering and has had no business activities or transactions to date. PetIQ is a holding company and the sole managing member of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our predecessor for financial reporting purposes, and has no operations and no assets other than the equity interests of OpCo. Our principal executive office is located at 500 E. Shore Dr., Suite 120, Eagle, ID 83616, and our telephone number is 1-208-939-8900. Our corporate website address is www.petiq.com. We do not incorporate the information on or accessible through any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

Our Products

We are a manufacturer and distributor of pet medication and health and wellness products to the retail channel. We focus our product offerings on innovative, proprietary value-branded products and leading third-party branded products for dogs and cats, including pet Rx and OTC medications and wellness products. We offer and supply these products to customers primarily in the United States.

Rx Medications

Our Rx pet medications include heartworm preventatives, arthritis, thyroid, diabetes and pain treatments, antibiotics and other specialty medications, all of which require a prescription from a veterinarian. We co-develop and manufacture our own proprietary value-branded products and distribute well-known leading third-party branded medications. Rx medications accounted for approximately 12% and 14% of our net sales in the first quarter of 2017 and fiscal 2016, respectively.

Our proprietary value-branded Rx medications allow consumers to care for their pets with the same quality of branded prescription Rx at a much lower cost, with savings of up to 50% compared to leading brands. Currently, we manufacture Heart Shield Plus, our proprietary value-branded version of Heartgard® Plus, which prevents heartworm infection in dogs. We also manufacture TruProfen, our proprietary value-branded version of Rimadyl®, which treats arthritis in dogs. We plan to develop, and bring to retail customers, proprietary value-branded versions of other popular pet Rx medications currently available only in branded versions at premium prices.

We also sell to the retail channel more than 240 SKUs of the most popular pet Rx medications that previously had been available primarily through the veterinarian channel. These retailers then sell these pet Rx medications to pet owners who have a prescription. We source these pet Rx medications directly from manufacturers or through licensed distributors. Several of the top-selling Rx medications that we distribute include Rimadyl®; Heartgard® Plus and Vetmedin®.

OTC Medications and Supplies

Our OTC medications primarily include flea and tick control products, which are available in multiple forms, such as spot on (topical) treatments, chewables and collars. OTC medications accounted for approximately 66% and 63% of our net sales in the first quarter of 2017 and fiscal 2016, respectively.

We sell to the retail channel our proprietary value-branded versions of popular branded OTC medications, including PetAction Plus and PetLock Plus (each comparable to Frontline® Plus). When compared against branded OTC medication, including Frontline® Plus by Merial, Inc., offered in both the retail and veterinarian channels, our proprietary value-branded pet medications with the same active ingredients to consumers at typically 30% to 50% savings. The retailer determines the actual discount. We plan to expand our presence in this category by developing and manufacturing new proprietary value-branded OTC medications in multiple forms, including related derivative products, using the same active ingredients in leading brands.

We also sell to the retail channel more than 110 SKUs of the most popular leading OTC-branded medications consisting primarily of flea and tick control medications. We source OTC medications directly from manufacturers or through licensed distributors.

Health and Wellness Products

Our health and wellness products include specialty treats and other pet products such as dental treats and nutritional supplements (including hip and joint, vitamins and skin and coat products). We manufacture and distribute more than 219 SKUs of proprietary wellness products for dogs and cats, mainly under our VetIQ, Betsy Farms and Delightibles product lines. Our wellness products accounted for approximately 22% and 22% of our net sales in the first quarter of 2017 and fiscal 2016, respectively.

Our products include dental treats, such as Minties dental treats; nutritional supplements, such as our VetIQ products, skin and coat chews, vitamin chews and treats that disguise pill medication to aid in pets’ pill ingestion; and treats, such as our Betsy Farms dog treats and Delightibles cat treats.

Product Innovation

We offer a broad portfolio of pet medications and health and wellness products to our retail customers, including an array of products that we develop, manufacture and distribute. To continue to grow our pet Rx medication, OTC medications and other health and wellness product offerings, we invest in research and development on an ongoing basis. We use a combination of in-house specialists, third-party consultants and animal health R&D experts to expand our proprietary value-branded portfolio and develop next-generation versions of our current pet products.

In addition, we have leveraged our market position to emerge as an attractive partner for outside R&D scientists and entrepreneurs developing new products and technologies in the strategic pet health and wellness field. We believe these scientists and entrepreneurs seek out our partnership on innovative products given our experience in proprietary value-branded manufacturing and relationships with key retail channel contacts. Our process of assessing partnerships with any outside R&D opportunity includes performing our own internal R&D review, testing and quality control procedures.

Over the last two years, we have introduced numerous new products comprising 174 SKUs.

Channels

Traditional industry sales channels for pet Rx medications, OTC medications and other health and wellness products include sales through the veterinarian, retail and e-commerce channels, depending primarily on the product involved.

Historically, pet Rx and flea and tick medications have been sold through veterinarian offices and, to a much lesser extent, e-commerce. We have focused on making these products, as well as our proprietary value-branded products, available directly to consumers through retail outlets, which offer consumers access to these products at lower prices and in more convenient locations. Our retail channel sales are primarily concentrated in four sub-channels of retail: (i) food, drug and mass market sales (e.g., Walmart, Target and Kroger); (ii) club stores (e.g., Sam’s Club, Costco Wholesale and BJ’s Wholesale Club); (iii) pet specialty stores (e.g., PetSmart, Petco and independent pet stores); and (iv) independent pharmacies. We believe we are a key participant in the migration of pet medication products to the retail channel. In 2015, estimated sales of pet medication through the retail channel accounted for 21% of all sales.

Possible Business Initiatives

We are considering new ways to expand our retail sales. For example, we are considering investing in a trial program adding pet health and wellness clinics in or near retail locations we already supply, aimed to increase demand for our veterinarian-grade products and prescriptions supplied to our retail partners and improve consumer access to affordable pet health and wellness services.

Fairness to Pet Owners Act of 2017

We believe that, if enacted, the FTPOA, now pending before Congress, has the potential to accelerate the migration of pet medications to the retail channel. Many pet medications cannot be purchased without a prescription signed by a veterinarian. But in most states veterinarians, unlike physicians treating humans, are not required to give pet owners a prescription that they can fill in retail pharmacies. In May 2015, the FTC published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely increase competition. The FTPOA would guarantee that pet owners would receive a copy of their pets’ prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a pet prescription is required to purchase many pet medications, we believe that the FTPOA, if enacted, would significantly increase retail sales of pet medications and our net sales and profits. For example, 67% of prescription heartworm medications purchased by dog owners are purchased from veterinarians, according to Packaged Facts. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of OTC pet medications at retail.

The enactment of the Fairness to Contact Lens Consumers Act in 2003, which requires eye care professionals to give consumers contact lens prescriptions, demonstrates the benefits of prescription access to contact lens consumers and to retailers. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer obligated to purchase contact lenses from prescribing eye care professionals and now purchase a significant amount of contact lenses online and at retail outlets for prices far less than the prices charged by eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. Similarly the FTPOA, if enacted, has the potential to spark significant growth in the market for pet medications, as more pet owners will be able to afford veterinarian-grade products.

Customers

As of March 31, 2017, we served approximately 44 retail customers and more than 21,000 customer locations, located primarily in the United States and Canada. Approximately 98% of our first quarter 2017 and fiscal 2016 net sales were generated from customers located in the United States and Canada, with the remaining 2% from foreign locations during each period. Our customers are primarily national superstore chains and national pet superstore chains, such as Walmart, Sam’s Club, Costco, PetSmart, Petco, Kroger, Target and BJ’s Wholesale Club. We supply each of these customers on a national basis. Our largest retail customers are Walmart and Sam’s Club, which represented 28% and 19%, respectively of our net sales in the first quarter of 2017 and 33% and 21%, respectively, of our net sales in 2016. In addition, Anda, which distributes our products to pharmacies, accounted for 12% and 15% of our net sales in the first quarter of 2017 and fiscal 2016, respectively. Anda purchases products from us only when it receives orders from its retail customers for such products. No other customer accounted for more than 10% of our net sales in 2016.

At each of our top customers, we sell to several individual departments represented by different buying groups, such as pharmacy, treats and pet supplies.

Additionally, we develop strong and lasting relationships with our pharmacy customers by leveraging our product breadth and expertise, superb customer care and support. Pharmacy customers have a higher barrier to entry than other retail customers as they are a highly regulated segment of the retail channel. We believe that, because of such regulation, our pharmacy customers appreciate our focus on integrating our systems with theirs, including interfacing delivery schedules and traceability, which is a key requirement for any major pharmacy retailer. In addition, we try to continually strengthen our pharmacy relationships by providing a variety of value-added services to the pharmacies. These services may include computer programs, training opportunities and web-based customer support.

Finally, we believe that our level of customer care is critical in retaining and expanding our relationships with our key customers. Our in-house customer care representatives participate in ongoing training programs under the supervision of our training managers. These training sessions include a variety of topics such as product knowledge, computer usage and customer service tips. Our customer care representatives promptly respond to customer inquiries related to products, order status, prices and shipping. We believe that our customer care representatives are a valuable source of feedback regarding customer satisfaction.

Supply Chain

Proprietary Value-Branded Products

None of our suppliers for proprietary value-branded products are individually significant. Our proprietary value-branded products are currently manufactured by us at our facilities in Daytona Beach, Florida and Springville, Utah and through a network of manufacturing facilities owned and operated by contract manufacturing partners across the U.S. and in Europe. We expect that the combined capacities of our facilities and those of our contract manufacturing partners will meet our forecasted needs for our proprietary value-branded products for the foreseeable future.

Distributed Products

We purchase branded and other products that we distribute, but do not manufacture, from a variety of sources in the U.S., including certain manufacturers and licensed distributors. We believe that having strong relationships with our suppliers will ensure the availability of an adequate volume of products ordered by our retail customers and will enable us to provide more and better product information.

Fulfillment, Warehousing and Shipping

To accomplish efficient fulfillment for our Rx medication products across the U.S., we utilize our established medication distribution channels with our distribution partner, Anda. We have entered into a five-year contract with Anda, which automatically renews every two years.

For our products sold into local and regional pet specialty retailers, we work with our distribution partner Phillips, one of the largest distributors to independent pet stores in the country. Phillips buys our products directly and resells them to independent pet specialty retailers.

For our other products, our in-house fulfillment and distribution operations manage the entire supply chain, beginning with the placement of the order, continuing through order processing and then fulfilling and shipping of the product to the customer. All customer orders are processed by our customer service team. We inventory our products at, and fill most customer orders from, our distribution centers in Daytona Beach, Florida and Springville, Utah. We also use a third-party warehouse provider to fulfill a small amount of our orders. We ship our products using common carriers.

Product Quality and Safety

We believe that product safety and quality are critical. We have developed, implemented and enforced a robust product safety and quality program. We have established critical control points throughout the entire supply chain from ingredient sourcing to finished goods to ensure compliance with our quality program.

The food safety program at our Utah plant, where our pet treats are made, is certified at Safe Quality Food Level II under the Global Food Safety Initiative Benchmarks. To achieve this qualification level, our Utah facility has been built to comply with particular food safety specifications and allows for correct airflow to prevent cross-contamination, among other things. This qualification level also requires us to have certain standard operating procedures in place written to Safe Quality Food code specifications, hold regular training seminars for manufacturing employees and maintain reporting documentation evidencing compliance with such standard operating procedures.

In addition, our safety and quality program includes strict guidelines for incoming ingredients, batching, processing, packaging and finished goods. As part of our focus on safety and quality, we have implemented batch and lot traceability controls across our manufacturing network, including at our manufacturing facilities, where such controls have been implemented into our enterprise resource planning system. These controls allow us to track and tie discreet, inbound raw material components through the manufacturing process to the ultimate finished product, allowing us to maintain and control all finished product lot details and quickly access process manufacturing details.

At the Florida facility where our Rx and OTC medications are packaged, we maintain a veterinary prescription drug wholesale distributor license with the State of Florida Department of Business and Professional Regulation, which is the same government entity that regulates distribution facilities for human medications. In connection with our maintenance of this license, the State of Florida inspects our facility on a monthly basis. To pass these inspections, we must demonstrate safety compliance at the highest standard, including maintaining correct plant temperatures and a controlled environment.

As described above, we use contract manufacturers to produce certain of our proprietary value-branded products. To ensure product quality, consistency and safety standards, we actively monitor each contract manufacturer’s operations through the standard operating procedures and facility audits described above.

All of our contract manufacturing facilities are required to have quality control standard operating procedures in place. We require our contract manufacturing facilities to maintain third-party certifications and pass our own quality system and safety audits, and for FDA-regulated products, to comply with the Good Manufacturing Practices of the FDA. Third-party certifications provide an independent and external assessment that a product and/or process complies with applicable safety regulations and standards, though a regulatory authority may disagree with that assessment. In addition, our quality control team conducts reviews of all aspects of our supply chain to ensure that ingredients, finished goods and manufacturing processes meet our strict safety and quality requirements and that all of our ingredients are rigorously tested prior to being used in our products.

Any consumer may call our customer service line, where we have trained representatives on staff. Any call reporting an adverse event relating to our products is further addressed by our vendor, SafetyCall, through its own on-site veterinarians. On a quarterly basis, we submit filings in accordance with the EPA specifications reporting any adverse event associated with our flea and tick products.

Marketing and Advertising

Our marketing strategy largely focuses on educating pet owners about our products. We use a combination of television, advertising, digital platforms, in-store displays and in-store promotions. In our advertising, we introduce pet owners to the quality and cost-savings that our products afford: namely, our proprietary value-branded products that contain the same active ingredients as their leading branded counterparts at an affordable price. In addition, we coordinate with our retail customers to install in-store displays that increase the visibility of our products. Our marketing team also works alongside our retail customers to organize promotional events. These promotional events include discount programs whereby consumers receive discounts on our products and storefront displays that highlight our brands and products for certain periods of time. From time to time, we also work with our retail customers to distribute samples to consumers in order to introduce them to the value of our products.

Competition

The pet medication and health and wellness industry is highly competitive. We compete on the basis of product quality, product availability, quality, palatability, brand awareness, loyalty and trust, product variety and ingredients, product packaging and design, shelf space, reputation, price point and promotional efforts. We compete directly and indirectly with both manufacturers and distributors of pet medication and health and wellness products and online distributors, as well as with veterinarians. We directly face competition from companies that distribute various pet medications and pet health and wellness products to traditional retailers such as Perrigo, Unicharm Company and Central Garden and Pet Company, all of which are larger than we are and have greater financial resources. We also face competition in our other pet health and wellness products category from companies such as Nestlé, Mars, Perrigo and Smucker, all of which are larger than we are and have greater financial resources.

Our retail customers compete with online retailers and veterinarians for the sale of Rx and OTC pet medications and other health and wellness products. Many pet owners may prefer the convenience of purchasing their pet medications or other health products during a veterinarian visit. In order to effectively compete with veterinarians, we and retail partners must continue to educate pet owners about the product availability, service and savings offered by purchasing pet medications and other health products in their retail stores.

Employees

As of March 31, 2017, we had 202 employees. Our employees are not represented by any labor union or any collective bargaining arrangement with respect to their employment with us. We have never experienced any work stoppages or strikes as a result of labor disputes. We believe that our employee relations are good.

Seasonality

While most of our products are sold consistently throughout the year, we do experience seasonality in the form of increased demand for our flea and tick product offerings in the first half of the year, both leading up to and throughout the spring and summer seasons.

Properties

The following table sets forth the location, size, use and lease expiration date of our key properties as of March 31, 2017. All of our properties are leased. The leases expire at various times through 2019, subject to renewal options.

LOCATION	APPROXIMATE SIZE	PRINCIPAL USE(S)	LEASE EXPIRATION DATE
Daytona Beach, Florida	142,900 square feet	Manufacturing and distribution warehouse; office	November 30, 2019
Eagle, Idaho	8,300 square feet	Corporate headquarters	April 30, 2018
Springville, Utah	242,000 square feet	Manufacturing and distribution warehouse; office	January 31, 2019

Our Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our primary trademarks include “PetIQ,” “PetAction,” “Advecta,” “PetLock,” “Heart Shield,” “TruProfen,” “Betsy Farms,” “Minties,” “Vera,” “Delightibles” and “VetIQ,” all of which are registered with the U.S. Patent and Trademark Office. We also have numerous other trademark registrations and pending applications, in the U.S., Canada and Europe, for product names that are central to our branding. Our trademarks are valuable assets that reinforce our brand, our sub-brands and our consumers’ favorable perception of our products. The current registrations of these trademarks in the U.S. and foreign countries are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with the goods or services identified in the applicable registrations. In addition to trademark protection, we own numerous URL designations, including www.vetiq.com, www.advecta.com, www.delightibles.com and www.mintiestreats.com, that are important to the successful implementation of our marketing and advertising strategy. We also have patents and pending patent applications for products, formulas and packaging that we consider important to our business. We rely on and carefully protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Information Systems

We employ a comprehensive enterprise resource planning software system provided and supported by a leading global software partner. This system covers, among others, order entry, order management, product tracking, accounts payable, accounts receivable, purchasing, asset management, manufacturing and back-office processes. From time to time, we enhance and complement the system with additional software. We back up data every night and store a copy locally for restoration if needed. We believe our systems infrastructure is scalable and can support our expected future growth.

Government Regulation

Along with our contract manufacturers, ingredient and packaging suppliers and third-party shipping providers, we are subject to a broad range of laws and regulations, both in the U.S. and elsewhere, intended to protect public health and safety, natural resources and the environment. Our operations in the U.S. are subject to regulation by the FDA, the EPA, the Florida Department of Health and the USDA and by various other federal, state, local and foreign authorities regarding the manufacturing, processing, packaging, storage, distribution, advertising, labeling and export of our products, including drug and food safety standards.

All Rx animal drugs are required to be approved by the FDA through either a New Animal Drug Application or, in the case of generic Rx animal drugs, an Abbreviated New Animal Drug Application (“ANADA”). Two of our proprietary value-branded products, TruProfen and Heart Shield Plus, have been approved by the FDA under ANADAs submitted to the FDA by third parties. We have agreements with these third parties that hold approved ANADAs to private label or proprietary value-branded products under such ANADAs, However, the third parties that hold the ANADAs are ultimately responsible for compliance with regulatory obligations associated with these products.

In addition, our foreign subsidiary is subject to the laws of the United Kingdom, the Republic of Ireland and the European Union, as well as provincial and local regulations.

Under various statutes and regulations, these agencies and authorities, among other things, (i) prescribe the requirements and establish the standards for quality and safety, (ii) regulate our marketing, advertising and sales to consumers and (iii) control the importing and exporting of our products. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States and elsewhere. In particular, certain of our pet medication products require FDA approval prior to marketing. To market such an FDA-regulated pet medicine, the FDA must approve a new animal drug application, or NADA, supported by data from animal safety and effectiveness studies that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication; or, in the case of generic versions of previously approved reference-listed pet medicines, the FDA must approve an abbreviated new animal drug application, or ANADA, supported by data to demonstrate, among other things, that the proposed generic product has the same active ingredients in the same concentration as the reference-listed product and is bioequivalent to the reference listed product. After approval, manufacturers are required to collect reports of adverse events and submit them on a regular basis to the FDA. Some of the products we distribute are marketed pursuant to approved ANADAs held by third parties with whom we contract to distribute those ANADA-approved products under our own label.

We are subject to labor and employment laws, safety and health regulations and other laws, including those promulgated by the EPA and the National Labor Relations Board. Our operations, and those of our contract manufacturers, ingredient and packaging suppliers and third-party shipping providers, are subject to various laws and regulations relating to worker health and safety matters as well as environmental and natural resource protection, including the availability and use of pesticides, emissions and discharges to the environment, and the treatment, handling, storage and disposal of materials and wastes. We monitor changes in these laws and believe that we are in material compliance with applicable laws and regulations. No assurance can be given, however, that material costs and liabilities will not arise in the future, such as due to a change in the law or the discovery of currently unknown conditions.

Legal Proceedings

We are from time to time subject to litigation and other proceedings that arise in the ordinary course of our business. Subject to the inherent uncertainties of litigation and although no assurances are possible, we believe that there are no pending lawsuits or claims that, individually or in the aggregate, will have a material adverse effect on our business, financial condition or our yearly results of operations.

In May 2017, Bayer Healthcare LLC and its affiliates (collectively “Bayer”) filed suit in the United States District Court for the District of Delaware, against CAP IM Supply, Inc. (“CAP IM”), our supplier of Advecta 3 and PetLock MAX, which we began to sell in 2017 as our value-branded alternatives to Bayer’s K9 Advantix II. Bayer alleges that Advecta 3 and PetLock MAX infringe a patent relating to K9 Advantix II. Bayer seeks unspecified monetary damages and an injunction against future sales by CAP IM of Advecta 3 and PetLock MAX to the Company. Although we have not been named in the suit, our license and supply agreement with CAP IM requires us to share with CAP IM the payment of defense and settlement costs of such litigation and allows us to control the defense of the proceeding. CAP IM intends to vigorously defend this case and we believe that CAP IM has meritorious defenses. However, because of the inherent uncertainties of litigation, we can provide no assurance of an outcome favorable to CAP IM and to us.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our directors and executive officers as of July 20, 2017:

NAME	AGE	POSITION
McCord Christensen	45	Chief Executive Officer and Chairman of the Board of Directors
John Newland	53	Chief Financial Officer and Corporate Secretary
Scott Adcock	49	President and Director
Mark First	52	Lead Independent Director
Gary Michael	76	Director
James Clarke	44	Director
Ronald Kennedy	70	Director

McCord Christensen. Mr. Christensen co-founded PetIQ in 2010 and has served as our Chief Executive Officer since our inception and is a member of our board of directors. In 2015, Mr. Christensen was named Chairman of our board of directors. In addition to his leadership responsibilities as Chairman and CEO, Mr. Christensen’s expertise in retail and consumer products has enabled PetIQ to deliver targeted and well-executed commercial programs and products across the retail industry. Prior to founding PetIQ, Mr. Christensen gained extensive retail and management experience working at Albertson’s and as an executive in consumer product companies selling to leading U.S. retailers. Mr. Christensen filed for personal bankruptcy in 2010 as the result of personal guarantees of real estate investments made prior to the 2008 recession and civil claims of $6.7 million made against him by the bankruptcy trustee for companies affiliated with Thomas Petters. Mr. Christensen worked for and invested in these companies before becoming aware of the fraudulent activities that resulted in Mr. Petters’ conviction. Mr. Christensen was discharged of all such claims in 2011. We believe Mr. Christensen’s qualifications to serve as a director of our Company include his experience in the consumer and retail industries, his expertise in corporate strategy and development and his demonstrated business acumen. Mr. Christensen holds a Bachelor of Science in Finance from Boise State University.

John Newland. Mr. Newland has served as our Chief Financial Officer since 2014 and as our Corporate Secretary since 2015. Since joining PetIQ, Mr. Newland facilitated the move from a regional auditor to KPMG, implemented enhanced control systems and standards across the company and upgraded our finance and operations organizations. Prior to joining PetIQ, Mr. Newland gained extensive retail and consumer products experience working for Albertson’s and SuperValu in a range of finance roles. Mr. Newland is a retired fighter pilot and Commander in the Idaho Air National Guard, where he served from 1985 to 2013. Mr. Newland holds a Bachelor of Science degree in corporate finance from the University of Idaho and is a graduate of the United States Air Force Air War College.

Scott Adcock. Mr. Adcock co-founded PetIQ in 2010 and serves as our President and as a member of our board of directors. In addition to his leadership responsibilities as President, on a day-to-day basis Mr. Adcock is responsible for all product development and company branding, packaging design, website development, in-store merchandising, advertising, social media and marketing campaigns. Prior to founding PetIQ, Mr. Adcock served in executive positions for companies associated with Jack W. Nicklaus, including as the Chief Executive Officer of Nicklaus Golf Centers, LLC. We believe Mr. Adcock’s qualifications to serve as a director of our Company include his experience in brand management, product development and marketing, his expertise in corporate strategy and development and his demonstrated business acumen. Mr. Adcock holds a Bachelor of Science from Brigham Young University.

Mark First. Mr. First has served as the lead independent director of the Company since 2015. Mr. First is a Managing Director of Eos Management, L.P., an affiliate of Eos Capital Partners IV, L.P. and Eos Partners, L.P. (the “Eos Funds”), where he has been employed since March 1994. Mr. First was previously an investment banker with Morgan Stanley & Co. Incorporated from August 1991 until March 1994. Mr. First is a director of several privately owned companies, and he also has also been a director of Addus HomeCare, Inc. since 2009. We believe Mr. First’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. First holds a Bachelor of Science from The Wharton School of the University of Pennsylvania and a Master of Business Administration from Harvard Business School.

Gary Michael. Mr. Michael served as the Chairman of the Board and Chief Executive Officer of Albertson’s Inc. from 1991 to 2001. Mr. Michael served as the Chairman of The Federal Reserve Bank of San Francisco from 1997 to 2000 and as a Director from 1994 to 2000. Mr. Michael currently serves on the boards of Bodega Latina Corp., Northwest Bank, Western Capital Corp. and the JA and Kathryn Albertson Family Foundation. In addition, Mr. Michael currently serves as the Commissioner of the Idaho Lottery and the Idaho State Treasurer’s Investment Review Committee. Mr. Michael previously was on the boards of The Clorox Company, Questar, Inc., Boise Cascade Corp., Office Max, Inc., Caesars Entertainment, Graham Packaging, Inc., Idaho Power Company and Idacorp. We believe Mr. Michael’s qualifications to serve on our board include his experience in the retail and consumer industries, his demonstrated business acumen and his experience on other public company boards of directors. Mr. Michael holds a Bachelor of Science in Accounting from the University of Idaho. He also was the President of the University of Idaho from 2003 to 2004.

James Clarke. Mr. Clarke served as our Chairman from 2011 to 2016. Mr. Clarke is Chief Executive Officer and Managing Partner of Clarke Capital Partners, a growth equity and alternatives-focused family office, where he has served since 2011. Mr. Clarke is a director of several privately owned companies and non-profit organizations. Mr. Clarke is a Governor appointed Trustee and Foundation Chair at Utah Valley University and also Chairs the board of Curza Global, a small-molecule drug development company focused on infectious diseases and oncology. We believe Mr. Clarke’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. Clarke is an alumnus of Brigham Young University and holds a Master of Management from the University of Oxford.

Ronald Kennedy. Mr. Kennedy has served as a director of the Company since 2010. Mr. Kennedy is the owner of the investment firm Kennedy Ventures. Mr. Kennedy was a founder of Western Benefit Solutions, an employee benefits consulting firm, which he sold in 2010. He was a board member of Ameriben, Inc., a human resource consulting and benefits administration service company. We believe Mr. Kennedy’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. Kennedy holds a Bachelor of Science in Business Administration from Brigham Young University and a Master of Business Administration from Arizona State University.

Board Composition

As of the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and bylaws. As of the completion of this offering, our board of directors will consist of six directors, four of whom will be “independent” under the applicable NASDAQ listing standards.

As of the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, as follows:

∎	Our Class I directors will be Messrs. Kennedy and Clarke, and their terms will expire at the annual meeting of stockholders to be held in 2018.

∎	Our Class II directors will be Messrs. Adcock and First, and their terms will expire at the annual meeting of stockholders to be held in 2019.

∎	Our Class III directors will be Messrs. Christensen and Michael, and their terms will expire at the annual meeting of stockholders to be held in 2020.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

As of the completion of this offering, our Class A common stock will be listed on the NASDAQ Global Market. Under the rules of the NASDAQ Global Market directors must comprise a majority of our board of directors within a specified period of time following the completion of this offering. Under the listing rules of the NASDAQ Global Market, a director will only qualify as an ‘‘independent director’’ if that company’s board of directors affirmatively determines that such director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 promulgated under Section 10A(m) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 10A-3. In order to be considered independent for purposes of Rule 10A-3, no member of the audit committee may, other than in his capacity as a member of the audit committee, the board of directors or any other Board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries; or (ii) be an affiliated person of the company or any of its subsidiaries.

Prior to the completion of this offering, our board of directors will undertake a review of the independence of each director and consider whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities.

Lead Independent Director

In connection with this offering, we intend to adopt corporate governance guidelines that will provide that one of our independent directors should serve as a lead independent director at any time when our Chief Executive Officer serves as the Chairman of our board of directors, or if the Chairman is not otherwise independent. Because Mr. Christensen is our Chairman and Chief Executive Officer, Mr. First was appointed to serve as lead independent director.

Committees of the Board of Directors

Immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The Audit Committee will be responsible for, among other matters: (i) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (ii) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (iii) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (iv) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (v) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (vi) reviewing and approving related party transactions.

Upon the completion of this offering, our Audit Committee will consist of Ronald Kennedy, Mark First and Gary Michael as chairman of the committee. We believe that each of Messrs. Kennedy and Michael meets the definition of “independent director” for purposes of serving on an audit committee under SEC Rule 10A-3 and the NASDAQ Global Market rules. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. In addition, our board of directors has determined that each of Messrs. Kennedy, First and Michael qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a new written charter for our audit committee, which will be available on our corporate website at www.petiq.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (iii) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (iv) administering our stock plans and other incentive compensation plans.

Immediately following this offering, our Compensation Committee will consist of James Clarke, Gary Michael, Ronald Kennedy and Mark First as chairman of the committee. Our board of directors has adopted a written charter for the Compensation Committee in connection with this offering, which will be available on our corporate website at www.petiq.com upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (i) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (ii) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Immediately following this offering, our Corporate Governance and Nominating Committee will consist of Mark First and James Clarke as chairman of the committee. Our board of directors has adopted a written charter for the Corporate Governance and Nominating Committee in connection with this offering, which will be available on our corporate website at www.petiq.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will have at any time been one of our executive officers or employees.

None of our executive officers currently serves, or has served during the last completed year, as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another entity that had one or more of its executive officers serving as a member of our board of directors or a member of HoldCo.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Board of Directors’ Leadership Structure and Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. The board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Although the Board of Directors does not have a formal policy on whether the roles should be combined or separated, we have had a separate Chairman of the Board and Chief Executive Officer. The independent members of our board have named Mr. Mark First our independent lead director. Mr. First, as independent lead director, chairs the executive sessions of the non-management members of our board of directors, acts as a liaison with Mr. Christensen, in consultation with the independent directors and assists in developing the agendas for each board of directors meeting. We believe that this leadership structure also provides an appropriate forum for the Board to execute its risk oversight function, which is described below.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics will be available on our website at www.petiq.com upon the completion of this offering. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table discloses the compensation information for fiscal year 2016 for our principal executive officer (“PEO”) and the two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year (collectively, the “named executive officers”). Certain updated compensation and other information is provided in the narrative sections following the Summary Compensation Table.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($) (1)	BONUS ($) (2)	TOTAL ($)
McCord Christensen	2016	286,000	135,000	421,000
Chief Executive Officer
Scott Adcock	2016	286,000	138,700	424,700
President
John Newland	2016	281,000	135,000	416,000
Chief Financial Officer

(1)	The amounts reported in the “Salary” column represent salary paid to the executives by the Company with respect to services provided in 2016, including the first paycheck paid in 2017.
(2)	The amounts reported in the “Bonus” column represent discretionary bonuses paid to the executives by the Company in 2017 with respect to services provided in 2016.

Narrative to Summary Compensation Table

Base Salaries

Base salaries established for the Company’s executive officers are intended to reflect each individual’s responsibilities, experience, historical performance and other discretionary factors deemed relevant by the Company and have generally been set at levels deemed necessary to attract and retain individuals with superior talent. Base salaries are also designed to provide executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in the Company’s operating performance.

Our named executive officers were entitled to the following annual base salaries:

NAME	2016 BASE SALARY ($) (EFFECTIVE JANUARY 1, 2016)	2017 BASE SALARY ($) (EFFECTIVE JANUARY 1, 2017)
McCord Christensen	286,000	294,500
Scott Adcock	286,000	294,500
John Newland	281,000	289,000

Base salaries were increased in 2017 to reflect individual performance and to recognize the contributions of our named executive officers within their respective roles.

Employee Benefit and Retirement Programs

We did not maintain any annual cash incentive programs, qualified defined benefit plans, qualified defined contribution plans or nonqualified deferred compensation plans for our named executive officers or other employees in 2016.

Employment Agreements

Effective May 31, 2012, Messrs. Christensen and Adcock entered into substantially similar employment agreements with the Company to serve as Chief Executive Officer and President, respectively, for a term of three years, plus automatic one-year renewals thereafter unless any party provides notice of intent not to renew the agreement. The agreements provided for an initial base salary of $240,000 per year. In addition, Messrs. Christensen and Adcock are entitled to receive annual cash bonuses in the discretion of the board of managers.

In the event that either executive’s employment is terminated by the Company without “Cause” (as defined in the applicable employment agreement), the executive would be entitled to continued payment of his then-current annual base salary for a period of 12 months. The executives may resign their employment for any reason upon giving the Company no less than 30 days’ notice.

Messrs. Christensen and Adcock are subject to certain restrictive covenants, including provisions regarding non-competition and non-solicitation of employees, independent contractors, clients, customers or suppliers, while employed by the Company and for a period following the termination of employment of either one year (in the event of a termination of employment by the Company for any reason other than Cause) or 18 months (in the event of a termination by the Company for Cause or by the executive for any reason). The Company may extend the covenant period up to one additional year; provided that it pays the executive his annual base salary (at the rate in effect at the time of his termination) during such extended period.

Newland Offer Letter

Mr. Newland is party to an offer letter dated March 6, 2014 pursuant to which he serves as the Company’s Chief Financial Officer. Mr. Newland’s offer letter provided for an initial base salary of $215,000 per year and eligibility to receive an annual cash bonus equal to fifty percent (50%) of his base salary. Mr. Newland’s employment is at-will; however, if his employment is terminated without cause, he is entitled to continued payment of his then-current annual base salary for a period of three months. During the term of his employment, Mr. Newland is prohibited from engaging in any other employment or business activity directly related to the business of the Company.

Outstanding Equity Awards at 2016 Fiscal Year-End

CLASS P UNITS
NAME	NUMBER OF CLASS P UNITS UNDERLYING UNVESTED AWARDS (#) (1)	MARKET VALUE OF UNVESTED CLASS P UNITS ($) (2)
McCord Christensen	—	—
Scott Adcock	—	—
John Newland	100,000	$634,947

(1)	Twenty-five percent (25%) of the Class P Units granted on December 8, 2014 pursuant to the HoldCo Agreement (as defined below) vest on each of the first four anniversaries of the grant date, subject to the recipient’s continued employment through each applicable vesting date. All unvested Class P Units, to the extent outstanding, will fully vest upon the occurrence of a “Sale of the Company,” as defined in the HoldCo Agreement.
(2)	The market value of the unvested Class P Units was determined as of December 31, 2016.

Incentive Plan Awards

Class P Units Pursuant to the HoldCo Agreement

Prior to this offering, 800,000 Class P Units in HoldCo were available for issuance to employees, consultants and independent managers of HoldCo or a subsidiary thereof in the form of grants under the Fifth Amended and Restated Limited Liability Company Agreement of HoldCo (the “Prior HoldCo Agreement”), which became effective December 8, 2014. Class P Units under the Prior HoldCo Agreement are intended to constitute “profits interests” for federal income tax purposes. As shown above in the “Outstanding Equity Awards at 2016 Fiscal-Year End” table above, Mr. Newland held 200,000 Class P Units under the Prior HoldCo Agreement, 100,000 of which are unvested as of the date hereof.

On December 8, 2014, in connection with his Class P Unit grant, Mr. Newland entered a Confidentiality, Non-Solicit and Non-Compete Agreement, which prevents him from competing with the Company or soliciting the Company’s employees, independent contractors, clients, customers or suppliers, during employment and for 18 months following his termination.

Under the Prior HoldCo Agreement, members that held Class P Units had the right to receive distributions with respect to their vested Class P Units only if the aggregate distributions made with respect to all classes of units in

HoldCo exceeded the distribution thresholds specified in the participants’ individual award agreements. Pursuant to the Prior HoldCo Agreement, recipients of Class P Units were to be selected by the board of managers of HoldCo. Vested and outstanding Class P Units were subject to repurchase by HoldCo in the event of a Class P member’s termination of employment with HoldCo or one of its subsidiaries.

In connection with the Transactions, Class P Units held by nine employees of the Company will be exchanged for 354,618 shares of Class A common stock.

IPO Option Grants

Upon the effective date of the registration statement of which this prospectus is a part, we intend to grant stock options for 804,049 shares of our Class A common stock in the aggregate under the Omnibus Plan described below, at an exercise price equal to the initial public offering price. As part of these option awards, we intend to grant Mr. Christensen an option to purchase 205,405 shares of Class A common stock, Mr. Adcock an option to purchase 205,405 shares of Class A common stock, and Mr. Newland an option to purchase 143,554 shares of Class A common stock. The options will generally vest in ratable annual installments on each of the first four anniversaries of the grant date, subject to other applicable terms and conditions consistent with the Omnibus Plan and the applicable award agreements.

PetIQ, Inc. 2017 Omnibus Incentive Plan

We intend to adopt the PetIQ, Inc. 2017 Omnibus Incentive Plan (the “Omnibus Plan”) pursuant to which cash and equity-based incentives (including through an annual incentive program) may be granted to participating employees, directors and consultants. We expect our board of directors to adopt, and our stockholders to approve, the Omnibus Plan before the consummation of this offering. The principal purposes of the Omnibus Plan are to encourage profitability and growth through short-term and long-term incentives that are consistent with our objectives; to give participants an incentive for excellence in individual performance; to promote teamwork among participants; and to give us a significant advantage in attracting and retaining key employees, directors and consultants. Our Omnibus Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units, performance-based awards (including performance-based restricted shares and performance units), and other stock or cash-based awards. When considering new grants of share-based or option-based awards, the Company intends to take into account previous grants of such awards.

Administration. The Omnibus Plan will be administered by our board of directors or by a committee that the board designates for this purpose (referred to below as the plan administrator). The plan administrator will have the power to determine the terms of the awards granted under our Omnibus Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The plan administrator also will have full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Omnibus Plan.

Grant of Awards; Shares Available for Awards. Certain employees, directors and consultants will be eligible to be granted awards under the Omnibus Plan, other than incentive stock options, which may be granted only to employees. We will reserve 1,914,047 shares of our Class A common stock for issuance under the Omnibus Plan. The number of shares issued or reserved pursuant to the Omnibus Plan will be adjusted by the plan administrator, as they deem appropriate and equitable, as a result of stock splits, stock dividends, and similar changes in our Class A common stock. With respect to any award to any one participant that is intended to qualify as performance-based compensation for purposes of Section 162(m), (i) no more than 478,512 shares of our Class A common stock will be granted in a fiscal year, (ii) no more than $2,000,000 will paid in cash with respect to a performance period of one year, and (iii) no more than $2,000,000 will be paid in cash with respect to a performance period greater than one year. In addition, the maximum number of shares subject to awards granted during any fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year with respect to his or her service as a director, will not exceed $500,000 in total value (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes).

Stock Options. Under the Omnibus Plan, the plan administrator may grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. The plan administrator will establish the duration of each option at the time it is granted, with a maximum duration of 10 years (or in the case of a ten percent (10%) shareholder within the meaning of Section 422(b)(6) of the Internal Revenue Code, five years) from the date such option is granted, and may also establish vesting performance requirements that must be met prior to the exercise of options. Stock option grants must have an exercise price that is equal to or greater than the fair market value of our Class A common stock on the date of grant. Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of our Class A common stock already owned by the option holder with a fair market value equal to the exercise price.

Stock Appreciation Rights. The plan administrator may also grant stock appreciation rights, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash and shares of our Class A common stock (as determined by the plan administrator) equal in value to the excess of the fair market value of the shares covered by the stock appreciation rights over the exercise price of the right.

Restricted Shares. The plan administrator may also grant restricted shares, which are awards of our shares of Class A common stock that vest in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine in the award agreement whether the participant will be entitled to vote the restricted shares and/or receive dividends on such shares.

Restricted Stock Units. Restricted stock units represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit grant, the Company will either deliver to the holder of the restricted stock unit, shares of our Class A common stock or the cash equivalent thereof.

Performance-Based Awards. Performance-based awards are denominated in shares of our Class A common stock, stock units or cash, and are linked to the satisfaction of performance criteria established by the plan administrator. Performance-based awards are a variable component of compensation designed to reward key management for achieving annual performance goals. If the plan administrator determines that the performance-based award to an employee is intended to meet the requirements of “qualified performance-based compensation” and therefore may be deductible under Section 162(m) of the Internal Revenue Code, then the performance-based criteria upon which the awards will be based shall be with reference to any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; scrap rates; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of the Company’s Class A common stock; expense/cost control; working capital; volume/production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; days inventory outstanding; or any combination of, or, as applicable, a specified increase or decrease in, any of the foregoing.

Change in Control Provisions. In connection with the grant of an award, the plan administrator may provide for the treatment of such award in the event of a change in control of the Company, including that, in the event of an involuntary termination of a participant’s employment by the Company in connection with a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and/or immediately exercisable.

Amendment and Termination. Our board of directors, or a committee thereof, may alter, amend, modify, or terminate the Omnibus Plan at any time; provided that the approval of our stockholders will be obtained for any amendment to the Omnibus Plan that requires stockholder approval under the rules of the stock exchange on which our Class A common stock is then listed or in accordance with other applicable law. In addition, no modification of an award will, without the prior written consent of the participant, impair the rights of a participant under the Omnibus Plan.

Compliance with Applicable Laws. We intend to structure the Omnibus Plan so that we can grant stock options and other performance-based awards that may qualify for an exemption from the deduction limitation contained in

Section 162(m) of the Internal Revenue Code, to the extent that Section 162(m) is applicable. Awards under our Omnibus Plan shall be designed, granted and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Internal Revenue Code.

Director Compensation

In connection with this offering, the Company intends to approve and implement a director compensation program that, effective upon the closing of this offering, will be applicable to all of our non-employee directors. Under the Company’s director compensation program, each non-employee director will be entitled to receive an annual cash retainer of $30,000 in consideration for his or her service on our board of directors and a per-meeting cash fee ranging from $500 to $1,000. In addition, each non-employee director serving as the chairman of a committee of the board of directors will receive a cash fee, as applicable, of $5,000 (for the chairs of the compensation and nominating and governance committees) or $10,000 (for the chair of the audit committee).

Following the closing of this offering, pursuant to our director compensation program, each non-employee director will be entitled to an annual equity award relating to our Class A common stock with a grant date fair value of $20,000, subject to vesting after one year of continued service as a director. In addition, upon becoming a member of the board of directors, each new non-employee director will receive a one-time, initial equity award relating to our Class A common stock with a grant date fair value of $50,000, subject to vesting after three years of continued service as a director.

The terms of each equity award described above will be set forth in a written award agreement between the applicable non-employee director and the Company. The director compensation program (including the compensation described above) may be amended, modified or terminated by our board of directors at any time in its sole discretion.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Management Agreements

Pursuant to the Management Consulting Agreement (the “Eos Management Agreement”), dated as of May 31, 2012, by and between OpCo and Eos Management, L.P. (“Eos Management”), OpCo is obligated to pay Eos Management an annual fee of $300,000 for the term of the Eos Management Agreement, in exchange for certain consulting services with respect to financial transactions, acquisitions and other strategic matters related to the business, administration and policies of OpCo. The Eos Management Agreement will terminate upon the consummation of this offering. The Company paid $75,530, $230,630, $389,040 and $303,664 to Eos Management pursuant to the Eos Management Agreement during the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

HCF—TS Blocker Corp., a Delaware corporation (“HCF Blocker”), Highland Consumer Fund I Limited Partnership, a Delaware limited partnership (“HCF I”), Highland Consumer Entrepreneurs Fund I Limited Partnership, a Delaware limited partnership (“HCEF I,” and together with HCF Blocker, HCF I and HCEF I, the “Porchlight Members”) entered into a Management Consulting Agreement (the “Porchlight Management Agreement”), dated as of May 31, 2012, by and among OpCo and the Porchlight Members, in exchange for certain consulting services with respect to financial transactions, acquisitions and other strategic matters related to the business, administration and policies of OpCo. The Porchlight Management Agreement will terminate on the date that (i) the Porchlight Members’ or any of their affiliates no longer have any equity interests in HoldCo or (ii) a Sale of the Company (as defined in the HoldCo Agreement) occurs. The Porchlight Management Agreement will terminate upon the consummation of this offering. The Company paid $25,000, $79,257, $128,341 and $107,893 to the Porchlight Members pursuant to the Porchlight Management Agreement during the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

Pursuant to the Management Consulting Agreement (the “Clarke Capital Management Agreement”), dated as of May 31, 2012, by and between OpCo and Labore Et Honore LLC (“Clarke Capital”), OpCo is obligated to pay Clarke Capital an annual fee of $60,000 for the term of the Clarke Capital Management Agreement, in exchange for certain consulting services with respect to financial transactions, acquisitions and other strategic matters related to the business, administration and policies of OpCo. The Clarke Capital Management Agreement will terminate upon the consummation of this offering. The Company paid $175,000, $45,000, $75,000 and $60,000 to Clarke Capital pursuant to the Clarke Capital Management Agreement during the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

Pledge Agreement

In connection with the Company’s prior credit agreement, Clarke Capital executed a pledge agreement in favor of the Company’s lender, which was effectively a guarantee related to a $2.2 million line of credit collateralized by an account funded by Labore. Subsequent to that pledge agreement, Clarke Capital, through an affiliate, procured inventory of a corresponding $2.2 million and sold the inventory to the Company. For its guarantee and related services, the Company paid Clarke Capital loan fees, expenses and interest of approximately $260,000 for total payments during the fiscal year ended December 31, 2015 of $2.5 million (including both inventory and fees, expenses and interest).

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities that are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions, including the contribution by Certain Sponsors of their indirect ownership interest in LLC Interests in exchange for shares of our Class A common stock in connection with this offering and entering into the Contribution Agreement, the HoldCo Agreement, the Registration Rights Agreement and the Recapitalization Agreement. These transactions are described in “The Transactions” and herein.

The following table sets forth material payments and the value of any equity to be received by each of our directors, executive officers or holders of 5% or more of our voting securities in connection with the offering:

	CONTRIBUTIONS		RECLASSIFICATION
	CERTAIN SPONSOR PREFERENCE NOTES (1)	VALUE OF SHARES OF CLASS A COMMON STOCK (2)	CONTINUING LLC OWNER PREFERENCE NOTES (1)	VALUE OF SHARES OF CLASS B COMMON STOCK (3)
5% Stockholders
EOS Funds (4)	$29,489,718	$84,984,368	$—	$—
Clarke Capital Entities (5)	—	—	9,323,095	15,399,216
Porchlight Entities (6)	1,036,007	4,871,344	5,011,524	23,570,688
True Science Founders, LLC (7)	—	—	—	36,136,160
Executive Officers and Directors
McCord Christensen (8)(11)	—	—	2,133,333	14,019,856
John Newland	—	3,069,040	—	—
Scott Adcock(10(11)	—	—	2,133,333	14,019,856
Mark First (4)	29,489,718	84,984,368	—	—
Gary Michael	—	—	—	—
James Clarke (5)(9)	—	—	9,323,095	48,129,968
Ronald Kennedy (7)	—	—	4,266,661	7,340,592

(1)	The value of the Preference Notes was determined by multiplying the number of LLC Interests sold or contributed by the Continuing LLC Owners and Certain Sponsors, as applicable, by $16.00. The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will use the proceeds of this offering to repay the Preference Notes. See “Use of Proceeds” and “—Preference Notes.”
(2)	The value of the shares of Class A common stock is the initial public offering price of at $16.00 per share.
(3)	Each Continuing LLC owner will receive one share of Class B common stock for each LLC Interest it owns. As a result, the value of the LLC Interests correlates to the value of the Class B common stock owned by each Continuing LLC Owner. The Class B common stock is not freely tradeable and there will be no market for such shares. Accordingly, the value of the Class B common stock assumes that the shares are converted into shares of Class A common stock at $16.00 per share.
(4)	Includes $24,820,498 aggregate principal amount of Certain Sponsor Preference Notes and $71,528,496 value of 4,470,531 shares of Class A common held by Eos Capital Partners IV, L.P. and $4,669,220 aggregate principal amount of Certain Sponsor Preference Notes and $13,455,872 value of 840,992 shares of Class A common stock held by Eos Partners, L.P. (collectively, the “Eos Funds”). Mr. First is the Managing Director of Eos Management.
(5)	Includes $1,333,334 aggregate principal amount of Continuing LLC Owner Preference Notes and $739,232 value of 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, $7,333,330 aggregate principal amount of Continuing LLC Owner Preference Notes and $4,065,728 value of 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, $178,505 aggregate principal amount of Continuing LLC Owner Preference Notes and $2,556,176 value of 159,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, $106,668 aggregate Principal amount of Continuing LLC Owner Preference Notes and $1,527,472 value of 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, $371,259 aggregate principal amount of Continuing LLC Owner Preference Notes and $4,213,648 value of 263,353 shares of Class B common stock held by Labore et Honore LLC and $2,496,960 value of 156,060 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the “Clarke Capital Entities”). Mr. Clarke is the Manager of the Clarke Capital Entities.
(6)	Includes $4,855,804 aggregate principal amount of Continuing LLC Owner Preference Notes and $22,837,392 value of 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership (“Fund I”), $1,036,007 aggregate principal amount of Certain Sponsor Preference Notes and $4,871,344 value of 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership (“Consumer Fund”) and $155,721 aggregate principal amount of Continuing LLC Owner Preference Notes and $733,280 value of 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership (“Entrepreneurs Fund” and together with Fund I and Consumer Fund, the “Porchlight Entities”). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC (“HC GP GP”) is the general partner of Highland Consumer GP Limited Partnership.
(7)	True Science Founders, LLC (“Founders”) is primarily owned by current and former employees of the Company. Includes $4,753,296 value of 297,081 shares of Class B common stock, which represents Mr. Kennedy’s interest in the Class B common stock owned by Founders. Mr. Kennedy is the Manager of Founders.
(8)

Includes $2,133,333 aggregate principal amount of Continuing LLC Owner Preference Notes and $14,019,856 value of 876,241 shares of Class B common stock held by Christensen Ventures, LLC. Does not include $533,277 aggregate principal amount of

Continuing LLC Owner Preference Notes and $295,664 value of 18,479 shares of Class B common representing Mr. Christensen’s proportionate ownership interest in Christensen Series F LLC, an entity that Mr. Christensen is not the manager of and over which he does not have voting or investment control.
(9)	Includes $16,881,968 value of 1,055,123 shares of Class B common stock held by the JNC 101 Trust, $3,838,656 value of 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 and $3,838,656 value of 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012.
(10)	Includes 2,133,333 aggregate principal amount of Continuing LLC Owner Preference Notes and $14,019,856 value of 876,241 shares of Class B common stock held by Adcock Ventures, LLC.
(11)	In the event the option to purchase additional Class A shares is exercised, the Company will purchase 66,667 shares of Class B common stock from each of Christensen Ventures, LLC and Adcock Ventures, LLC at a price per share equal to the initial public offering price per share of Class A common stock, thereby reducing the value of Class B common stock held by such holders.

HoldCo Agreement

In connection with the Transactions, we and the Continuing LLC Owners, which include Clarke Capital, the Porchlight Entities (other than HCF Blocker), McCord Christensen, John Newland, Scott Adcock, James Clarke and Ronald Kennedy, and the Sponsor Corps (the Eos Funds and HCF Blocker) will enter into HoldCo’s sixth amended and restated limited liability company agreement, which we refer to as the “HoldCo Agreement.” See “Principal Stockholders.” As a result of the Transactions and this offering, we will hold LLC Interests in HoldCo directly and indirectly through the Sponsor Corps and will be the sole managing member of HoldCo. Accordingly, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its operating subsidiaries, conduct our business. The operations of HoldCo, and the rights and obligations of the holders of LLC Interests, will be set forth in the HoldCo Agreement.

Appointment as Sole Managing Member. Under the HoldCo Agreement, we will become a member and the sole managing member of HoldCo. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of HoldCo without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of HoldCo and the day-to-day management of HoldCo’s business. Pursuant to the terms of the HoldCo Agreement, we cannot, under any circumstances, be removed as the sole managing member of HoldCo except by our election.

Compensation. We will not be entitled to compensation for our services as the sole managing member. We will be entitled to reimbursement by HoldCo for fees and expenses incurred on behalf of HoldCo, including all expenses associated with this offering and maintaining our corporate existence.

Reclassification. The HoldCo Agreement reclassifies the units currently held by the existing members of HoldCo into a new single class of common membership units, which we refer to as the “LLC Interests.” Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of HoldCo.

Distributions. The HoldCo Agreement will require “tax distributions,” as that term is defined in the HoldCo Agreement, to be made by HoldCo to its “members,” as that term is defined in the HoldCo Agreement. Tax distributions will be made when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of HoldCo, including us. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. Tax distributions for us will be computed based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco. Tax distributions for all other holders of LLC Interests will be computed by multiplying their respective allocable share of net taxable income by the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments). The tax rate used to determine tax distributions to holders of LLC Interests other than us will apply regardless of the actual final tax liability of any member. The HoldCo Agreement will also allow for distributions to be made by HoldCo to its members on a pro rata basis. We expect HoldCo may make cash distributions periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses. Tax distributions are not treated as advances of other distributions provided for under the HoldCo Agreement.

LLC Interest Exchange Right. Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, exchange LLC Interests of such Continuing LLC Owner pursuant to the terms of the HoldCo Agreement.

Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from HoldCo a number of LLC Interests equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of HoldCo or its subsidiaries, we will make, or be deemed to make, a capital contribution to HoldCo equal to the aggregate value of such shares of Class A common stock, and HoldCo will issue to us a number of LLC Interests equal to the number of shares of Class A common stock that we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of HoldCo or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to HoldCo (or the applicable subsidiary of HoldCo) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of HoldCo or its subsidiaries, on each applicable vesting date we will be deemed to have sold to HoldCo (or such subsidiary) the number of vested shares at a price equal to the market price per share, HoldCo (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in HoldCo equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Maintenance of One-to-one Ratio of Shares of Class A Common Stock and LLC Interests Owned By PetIQ. Our amended and restated certificate of incorporation and the HoldCo Agreement will require that (i) we at all times maintain a ratio of one LLC Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) HoldCo at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Interests owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in PetIQ that is substantially the same as the Continuing LLC Owners’ percentage economic interest in HoldCo.

Transfer Restrictions. The HoldCo Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of HoldCo.

Dissolution. The HoldCo Agreement will provide that HoldCo will be dissolved and its affairs wound up on the first to occur of (i) the determination of PetIQ, as the sole managing member of HoldCo, (ii) the entry of a decree of judicial dissolution or (iii) any other circumstance in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: first, to pay debts and liabilities owed to creditors of HoldCo and second, to the members pro rata in accordance with their respective percentage ownership interests in HoldCo (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Indemnification. The HoldCo Agreement provides that each member will, to the fullest extent permitted by law, indemnify and hold harmless HoldCo, PetIQ (as the sole managing member) and each other person who is or who is deemed to be the responsible withholding agent for United States federal, state or local or foreign income tax purposes against all claims, liabilities and expenses of whatever nature relating to HoldCo’s, PetIQ’s (as the sole managing member) or such other person’s obligation to withhold and to pay over, or otherwise to pay, any withholding or other taxes payable by HoldCo, PetIQ (as the sole managing member) or any of their affiliates with respect to such member or as a result of such member’s ownership of LLC Interests, transfer of LLC Interests (including by exchange) or participation in HoldCo.

Additionally, the HoldCo Agreement provides that HoldCo will, to the fullest extent permitted by law, indemnify and hold harmless any member, officer or tax matters member, in its capacity as such, who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative, or any appeal, inquiry or investigation of the foregoing, against all judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys’ fees and expenses) actually incurred by such person in connection with any such proceeding, appeal, inquiry or investigation, if such person acted in “good faith,” as that term is defined in the HoldCo Agreement. PetIQ, as the sole managing member, must consent to any indemnification claims, which claims could involve indemnification for negligence or under theories of strict liability.

Amendments. The HoldCo Agreement may be amended with the consent of the sole managing member. Notwithstanding the foregoing, no amendment to the HoldCo Agreement will be effective with respect to a Continuing LLC Owner that does not vote in favor thereof if such amendment would materially and adversely affect the rights of such Continuing LLC Owner other than on a pro rata basis with the other Continuing LLC Owners unless if more than one holder is so effected and such amendment is approved by a majority of the affected holders.

No amounts have been paid or are payable to the Continuing LLC Owners in connection with the HoldCo Agreement.

Registration Rights Agreement

In connection with the Transactions, we intend to enter into a registration rights agreement with the Continuing LLC Owners and Certain Sponsors, which include certain of our directors, officers and 5% stockholders. The registration rights agreement will provide Certain Sponsors with certain demand registration rights, including shelf registration rights, in respect of any shares of our Class A common stock held by them, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to Certain Sponsors and the Continuing LLC Owners of our intention to effect such a registration and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We also will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to register the exchange of LLC Interests together with shares of Class B common stock for shares of Class A common stock by certain Continuing LLC Owners from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the registration rights agreement. The registration rights agreement will include customary indemnification provisions in favor of the Continuing LLC Owners and Certain Sponsors, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

No amounts have been paid or are payable to the Continuing LLC Owners and Certain Sponsors in connection with the Registration Rights Agreement.

Preference Notes

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps (equal to 7,523,839 LLC Interests) to PetIQ in exchange for Certain Sponsor Preference Notes in an aggregate amount of $30.5 million and an aggregate of 5,615,981 shares of Class A common stock. The value of the Certain Sponsor Preference Notes was determined by multiplying 1,907,858 LLC Interests contributed by the Sponsor Corps to PetIQ by $16.00.

In addition, the Continuing LLC Owners will sell to PetIQ 1,589,642 LLC Interests for $25.4 million aggregate principal amount of Continuing LLC Owner Preference Notes. The value of the Continuing LLC Owner Preference Notes was determined by multiplying 1,589,642 LLC Interests sold by the Continuing LLC Owners by $16.00. The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will repay the Preference Notes with the proceeds of this offering.

Indemnification Agreements with Directors and Officers

Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with our directors and officers, which will provide indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. No amounts have been paid or are payable pursuant to the indemnification agreements.

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our board of directors will adopt a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. The policy, effective upon the closing of this offering, will cover any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are to be a participant and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Class A common stock and any members of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors. Related party transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party. All related party transactions must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved or will be ratified by our board of directors prior to the completion of the offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, after the consummation of the Transactions and this offering, for:

∎	each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

∎	each of our directors;

∎	each of our named executive officers; and

∎	all of our executive officers and directors as a group.

As described in “The Transactions” and “Certain Relationships and Related Party Transactions,” each Continuing LLC Owner will be entitled to have his, her or its LLC Interests exchanged, along with a corresponding number of shares of our Class B common stock, for Class A common stock on a one-for-one basis, or, at the option of PetIQ, cash equal to the market value of the applicable number of our shares of Class A common stock. In connection with this offering, we will issue to each Continuing LLC Owner one share of Class B common stock for each LLC Interest it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests each such Continuing LLC Owner will own immediately prior to and after this offering (but after giving effect to the Transactions). See “The Transactions.”

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o PetIQ, Inc., 500 E. Shore Drive—Suite 120, Eagle, Idaho 83616. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	SHARES OF CLASS A COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING			SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED AFTER THE OFFERING				TOTAL VOTING POWER AFTER THE OFFERING
NAME OF BENEFICIAL OWNER	NUMBER	PERCENTAGE	PERCENTAGE	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE	PERCENTAGE	PERCENTAGE
	(WITH AND WITHOUT OPTION)	(NO OPTION)	(WITH OPTION)	(NO OPTION)		(WITH OPTION)		(NO OPTION)	(WITH OPTION)
5% Stockholders
Eos Funds (1)	5,311,523	43.2%	40.2%	—	—%	—	—%	25.7%	24.7%
Clarke Capital Entities (2)	—	—%	—%	974,952	11.6%	974,952	11.8%	4.7%	4.5%
Porchlight Entities (3)	304,459	2.5%	2.3%	1,473,767	17.5%	1,473,167	17.8%	8.6%	8.3%
True Science Founders, LLC (4)	—	—%	—%	2,259,760	26.9%	2,259,760	27.3%	10.9%	10.5%
Named Executive Officers and Directors
McCord Christensen (5)	—	—%	—%	876,241	10.4%	809,574	9.8%	4.2%	3.8%
John Newland	191,815	* %	* %	—	—%	—	—%	* %	* %
Scott Adcock (6)	—	—%	—%	876,241	10.4%	809,574	9.8%	4.2%	3.8%
Mark First (1)	5,311,523	43.2%	40.2%	—	—%	—	—%	25.7%	24.7%
Gary Michael	—	—%	—%	—	—%	—	—%	—%	—%
James Clarke (2)(7)	—	—%	—%	2,509,906	29.9%	2,509,906	30.4%	12.1%	11.7%
Ronald Kennedy (4)(8)	—	—%	—%	458,786	5.5%	458,786	5.5%	2.2%	2.1%
All Executive Officers and Directors as a Group (7 persons)	5,503,338	44.8%	41.6%	4,721,174	56.2%	4,587,840	55.5%	49.4%	47.0%

*	Represents beneficial ownership of less than 1%.
(1)	Includes 4,470,531 shares of Class A common stock held by Eos Capital Partners IV, L.P. and 840,992 shares of Class A common stock held by Eos Partners, L.P., which are affiliates (collectively, the “Eos Funds”). As Managing Director of Eos Management, Mr. First has voting and investment control over and may be considered the beneficial owner of stock owned by the Eos Funds. Mr. First disclaims any beneficial ownership of the stock owned by the Eos Funds. The principal business address for the Eos Funds is 320 Park Avenue, 9th Floor, New York, NY 10022.
(2)	Includes 46,202 shares of Class B common stock held by Labore et Honore LLC TS F Series, 254,108 shares of Class B common stock held by Labore et Honore LLC TS E Series, 159,761 shares of Class B common stock held by Labore et Honore LLC TS Preferred Series, 95,467 shares of Class B common stock held by Labore et Honore LLC TS C Series, 263,355 shares of Class B common stock held by Labore et Honore LLC and 156,060 shares of Class B common stock held by Labore et Honore LLC TS Founders Series (collectively, the “Clarke Capital Entities”). As the Manager of the Clarke Capital Entities, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Clarke Capital Entities. The principal business address for Clarke Capital is 5152 Edgewood Drive, Suite 375, Provo, UT 84604.
(3)	Includes 1,427,337 shares of Class B common stock held by Highland Consumer Fund I Limited Partnership (“Fund I”), 304,459 shares of Class A common stock held by Highland Consumer Fund I-B Limited Partnership (“Consumer Fund”) and 45,830 shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership (“Entrepreneurs Fund” and together with Fund I and Blocker Corp., the “Porchlight Entities”). Highland Consumer GP Limited Partnership is the general partner of each of the Porchlight Entities. Highland Consumer GP GP LLC (“HC GP GP”) is the general partner of Highland Consumer GP Limited Partnership. The principal business address for the Porchlight Entities is 20 William Street, Suite 115, Wellesley, MA 02481.

(4)	True Science Founders, LLC is primarily owned by current and former employees of the Company. Includes 297,081 shares of Class B common stock, which represents Mr. Kennedy’s interest in Class B common stock owned by True Science Founders, LLC (“Founders”). As the Manager of Founders, Mr. Kennedy has voting and investment control over and may be considered the beneficial owner of all stock owned by Founders.
(5)	Includes 876,241 shares of Class B common stock held by Christensen Ventures, LLC. Mr. Christensen is the manager of Christensen Ventures, LLC and has voting and investment control over the shares of Class B common stock held by the Christensen Ventures, LLC. Does not include 18,479 shares of Class B common stock representing Mr. Christensen’s proportionate ownership interest in Christensen Series F LLC, an entity that Mr. Christensen is not the manager of and over which he does not have voting or investment control.
(6)	Shares held by Adcock Ventures, LLC. Mr Adcock is the manager of Adcock Ventures, LLC and has voting and investment control over the shares of Class B common stock held by Adcock Ventures, LLC.
(7)	Includes 1,055,123 shares of Class B common stock held by The JNC 101 Trust of which Andrea Clarke, the wife of Mr. Clarke is the trustee, 239,916 shares of Class B common stock held by the James N. Clarke Irrevocable Trust, dated December 27, 2012 of which Mrs. Clarke is the trustee and 239,916 shares of Class B common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012 of which Mr. Clarke is the trustee.
(8)	Includes 161,705 shares of Class B common stock held by Kennedy Family Investments, LLC, the manager of which is Mr. Kennedy.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our Company” refers to PetIQ and not to any of its subsidiaries.

Our current authorized capital stock consists of 1,000 shares of common A stock, par value $0.001 per share, and 1,000 shares of Class B common stock, par value $0.001 per share. As of the consummation of this offering, our authorized capital stock will consist of shares of 125,000,000 Class A common stock, par value $0.001 per share, 8,401,521 shares of Class B common stock, par value $0.001 per share, and 12,500,000 shares of blank check preferred stock.

Common Stock

Upon consummation of this offering, there will be 12,285,083 shares of our Class A common stock issued and outstanding and 8,401,521 shares of our Class B common stock issued and outstanding.

Class A Common Stock

Voting Rights

Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other Matters

No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Issuance of Class B Common Stock with LLC Interests

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners and the number of shares of Class B common stock issued to Continuing LLC Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis upon the exchange of LLC Interests pursuant to the terms of the HoldCo Agreement.

Voting Rights

Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by each Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner. Holders of our Class B common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of our Class B common stock will not participate in any dividend declared by the board of directors.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to the HoldCo Agreement, each holder of Class B common stock agrees that:

∎	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Interests to the same person; and

∎	in the event the holder transfers any LLC Interests to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Other Matters

No shares of Class B common stock will be subject to redemption rights or have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon consummation of this offering, all outstanding shares of Class B common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to 12,500,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Exclusive Venue

Our amended and restated certificate of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Our amended and restated certificate of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. See “Management—Corporate Governance—Board Composition.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a qualified stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of such stockholder’s intention to bring such business before the meeting. Our amended and restated certificate of incorporation will provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office or by the chairman of the board of directors, if any. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action by written consent will be prohibited except as otherwise required by law.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that, except as otherwise required by law, a special meeting of stockholders may be called only by the stockholders, the Chairman of the board of directors or the lead director.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that no action may be taken by the stockholders by written consent without a meeting.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3 of the total voting power of the outstanding capital stock entitled to vote generally in the election of directors.

Amendment of Amended and Restated Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Pursuant to our amended and restated certificate of incorporation, any amendment to the provisions thereof regarding the bylaws, indemnification of directors, our board of directors, special meetings of stockholders, special stockholder notice provisions, special stockholder voting requirements, corporate opportunities or amendment of our amended and restated certificate of incorporation will require the affirmative vote of at least 66-2/3% of the votes entitled to be cast on such matter, unless such amendment is deemed advisable by the affirmative vote of at least 75% of our board of directors, in which case such amendment will require the affirmative vote of a majority of the votes entitled to be cast on such matter.

Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or, in most cases, by the affirmative vote of the stockholders holding a majority in interest of all the votes entitled to vote upon such amendment or repeal.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

∎	any breach of his duty of loyalty to us or our stockholders;

∎	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎	any transaction from which the director derived an improper personal benefit; or

∎	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Business Combinations

We have opted out of Section 203 of the DGCL.

Corporate Opportunities

In recognition that partners, principals, directors, officers, members, managers and/or employees of Certain Sponsors and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter that may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware.

Registration Rights Agreement

In connection with this offering, the Company will enter into the Registration Rights Agreement with the Continuing LLC Owners and Certain Sponsors pursuant to which the Continuing LLC Owners and Certain Sponsors will have specified rights to require the Company to register all or any portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 884-4225.

Listing

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “PETQ.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of LLC Interests), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although our Class A common stock has been approved for listing on the NASDAQ Global Select Market, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 12,285,083 shares of Class A common stock, assuming the issuance of 6,250,000 shares of Class A common stock offered by us in this offering, the issuance of 5,615,981 shares of Class A common stock to Certain Sponsors in the Contribution and the issuance of 419,102 shares of Class A common stock to the Employee Owners in the Reclassification. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

Lock-Up Agreements

We, our executive officers, directors and holders of all of our Class A common stock on the date of this prospectus, who collectively own 13,933,130 shares of our Class A common stock, or securities exercisable for or exchangeable into shares of our Class A common stock, including LLC Interests, following this offering, have agreed that, without the prior written consent of Jefferies LLC, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. Jefferies LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 of the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months is entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

∎	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 122,851 shares immediately after this offering; or

∎	the average weekly trading volume in our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, pursuant to Rule 701 under the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144 under the Securities Act. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our 2017 Omnibus Incentive Plan. We expect to file the registration statement covering 1,914,047 shares offered pursuant to our 2017 Omnibus Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of 5,615,981 shares of Class A common stock or 14,017,502 shares of Class A common stock, including 8,401,521 shares of Class A common stock issuable upon exchange of LLC Interests, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our Class A common stock issued pursuant to this offering. This summary does not purport to be a complete analysis of all the potential tax consequences or considerations relevant to Non-U.S. Holders of shares of our Class A common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our Class A common stock are held by a Non-U.S. Holder as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities or arrangements, certain U.S. expatriates or former long-term residents of the U.S., tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). In addition, this summary does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction or any considerations relating to the alternative minimum tax or the 3.8% tax on net investment income.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our Class A common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation, or any other organization classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

∎	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (as defined in the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our Class A common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our Class A common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on shares of our Class A common stock

As discussed under “Dividend Policy” above, we do not currently anticipate paying cash dividends on shares of our Class A common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our Class A common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s adjusted tax basis in its shares of our Class A common stock, as determined on a share-per-share basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition of shares of our Class A common stock.”

Any dividends paid to a Non-U.S. Holder with respect to shares of our Class A common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides the applicable withholding agent with an appropriate and validly completed IRS Form W-8, such as:

∎	IRS Form W-8BEN (or successor form) or IRS Form W-8BEN-E (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduced rate of withholding tax under an applicable income tax treaty; or

∎	IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our Class A common stock is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

If dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis at the regular, graduated rates in the same manner as if such Non-U.S. Holder were a resident of the U.S. In addition, if such Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% of such effectively connected dividends, as adjusted for certain items, for the taxable year, unless an applicable income tax treaty provides otherwise.

Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “—Foreign Account Tax Compliance Act.”

Gain on sale, exchange or other taxable disposition of shares of our Class A common stock

Subject to the discussion below under “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance Act,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our Class A common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless (i) such Non-U.S. Holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, (ii) we are or have been a “U.S. real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the applicable shares of our Class A common stock (the “relevant period”) and certain other conditions are met, or (iii) such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the U.S.).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the second exception above, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our Class A common stock by reason of our status as a USRPHC so long as (a) our Class A common stock is regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3) and the Treasury Regulations issued thereunder) during the calendar year in which such sale, exchange or other taxable disposition of our Class A common stock occurs and (b) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the relevant period. If we are a USRPHC and the requirements of (a) or (b) are not met, gain on the disposition of shares of our Class A common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the “branch profits tax” generally will not apply. Prospective investors are urged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain at the regular, graduated rates in the same manner as if such holder were a resident of the U.S., unless otherwise provided in an applicable income tax treaty. In addition, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” on such effectively connected gain, as adjusted for certain items, at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the U.S. and non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such intergovernmental agreement (collectively, “FATCA”), generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our Class A common stock unless such persons comply with complicated U.S. information reporting, disclosures and certification requirements. This regime requires, among other things, a broad class of persons to obtain, disclose and report information about their investors and account holders. These requirements are different from and in addition to the certification requirements described elsewhere in this discussion. The withholding rules apply currently to payments of dividends on shares of our Class A common stock, and are scheduled to apply to payments of gross proceeds from the sale or other dispositions of our Class A common stock that occurs after December 31, 2018. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on shares of our Class A common stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our Class A common stock, and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We or a financial intermediary must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. In addition to the requirements described above under “—Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally will be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or such other applicable form and documentation as required by the Internal Revenue Code or the Treasury regulations promulgated thereunder) certifying under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Internal Revenue Code). Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above under “—Distributions on shares of our Class A common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our Class A common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a U.S. person (as defined in the Internal Revenue Code) and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S. broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated July 20, 2017, among us and Jefferies LLC, as the representative of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of Class A common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	2,500,000
William Blair & Company, L.L.C.	1,875,000
Oppenheimer & Co. Inc.	625,000
Raymond James & Associates, Inc.	625,000
SunTrust Robinson Humphrey, Inc.	625,000

Total	6,250,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of Class A common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the Class A common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Class A common stock, that you will be able to sell any of the Class A common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.672 per share of Class A common stock. After the offering, the initial public offering price, and concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$16.00	$16.00	$100,000,000	$115,000,000
Underwriting discounts and commissions paid by us	$1.12	$1.12	$7,000,000	$8,050,000
Proceeds to us, before expenses	$14.88	$14.88	$93,000,000	$106,950,000

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $4.5 million, including amounts previously deferred. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount up to $30,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our Class A common stock. Consequently, the initial public offering price for our Class A common stock will be determined by negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the trading symbol “PETQ.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 937,500 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

∎	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC.

The foregoing restrictions do not apply to:

∎	the sale of shares pursuant to this offering;

∎	sales of shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that any such sale does not require a filing pursuant to Section 16(a) of the Exchange Act and no such filing shall be made voluntarily;

∎	the contribution, transfer, sale or distribution of shares of common stock necessary to effectuate the Transactions;

∎	sales or transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to holders of Class A common stock and involving a change or control of the Company; and

∎	other customary exceptions, including transfers of shares of common stock or any securities convertible into common stock (i) as bona fide gifts, (ii) by will or intestacy or (iii) to limited partners, members, subsidiaries, stockholders, affiliates or controlled or managed investment funds; provided that any transferee pursuant to clauses (i), (ii) or (iii) agrees to the applicable lock-up restrictions and that any such transfer does not require a filing pursuant to Section 16(a) of the Exchange Act other than on a Form 5 and no such filing shall be made voluntarily.

These restrictions terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our Class A common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our Class A common stock or purchasing shares of our Class A common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our Class A common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our Class A common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our Class A common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriter and certain of its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that each of Jefferies LLC and William Blair & Company, L.L.C., is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our Class A common stock has not been made and may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Jefferies LLC and William Blair & Company, L.L.C. for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with Jefferies LLC and William Blair & Company, L.L.C. and us that it is a qualified investor within the meaning of the law of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive or any measure implementing the Prospectus Directive in any Relevant Member State.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares of our Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares of our Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of Jefferies LLC has been obtained to each such proposed offer or resale. We, Jefferies LLC and William Blair & Company, L.L.C. and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified Jefferies LLC and William Blair & Company, L.L.C. of such fact in writing may, with the prior consent of Jefferies LLC and William Blair & Company, L.L.C., be permitted to acquire shares of our Class A common stock in the offer.

United Kingdom

Each underwriter:

∎	has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

∎	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from, or otherwise involving the United Kingdom.

This prospectus is directed solely at persons (i) who are outside the United Kingdom or (ii) in the United Kingdom, who: (A) have professional experience in matters relating to investments and who fall within the definition of

“investment professionals” in Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005 (the “Order”) (B) are high net worth entities and other persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this prospectus, the recipient warrants and acknowledges that it is such a relevant person. This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with relevant persons only.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of PetIQ, LLC and subsidiaries as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016 and December 31, 2015, and the balance sheets of PetIQ, Inc. as of February 29, 2016 and December 31, 2016 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Financial statements on next page.

PETIQ, INC.

Unaudited Balance Sheets

	MARCH 31, 2017	DECEMBER 31, 2016
(Unaudited)
Assets	$—	$—

Commitments and contingencies
Stockholder’s Equity	—	—
Common Stock, par value $.001 per share
1000 shares authorized, none issued and outstanding	—	—

See accompanying notes to the unaudited balance sheets.

NOTES TO UNAUDITED BALANCE SHEETS

1. Organization

PetIQ, Inc. (the “Corporation”) was formed as a Delaware corporation on February 29, 2016. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of PetIQ, LLC, an Idaho limited liability company. The Corporation will be the sole managing member of PetIQ Holdings, LLC, a Delaware limited liability company which is the sole member of PetIQ, LLC and, through PetIQ Holdings, LLC, will operate and control all of the businesses and affairs of PetIQ, LLC and continue to conduct the business now conducted by PetIQ, LLC and its subsidiaries. The Corporation’s fiscal year end is December 31.

2. Summary of Significant Accounting Policies

Basis of Accounting—The balance sheets are presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3. Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.001 per share, none of which have been issued or are outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

PetIQ, Inc.:

We have audited the accompanying balance sheets of PetIQ, Inc. as of December 31, 2016 and February 29, 2016. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PetIQ, Inc. as of December 31, 2016 and February 29, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho

May 19, 2017

PETIQ, INC.

Balance Sheets

	DECEMBER 31, 2016	FEBRUARY 29, 2016
Assets	$—	$—

Commitments and contingencies
Stockholder’s Equity	—	—
Common Stock, par value $.001 per share
1000 shares authorized, none issued and outstanding	—	—

See accompanying notes to the balance sheets.

NOTES TO BALANCE SHEETS

1. Organization

PetIQ, Inc. (the “Corporation”) was formed as a Delaware corporation on February 29, 2016. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of PetIQ, LLC, an Idaho limited liability company. The Corporation will be the sole managing member of PetIQ Holdings, LLC, a Delaware limited liability company which is the sole member of PetIQ, LLC and, through PetIQ Holdings, LLC, will operate and control all of the businesses and affairs of PetIQ, LLC and continue to conduct the business now conducted by PetIQ, LLC and its subsidiaries. The Corporation’s fiscal year end is December 31.

2. Summary of Significant Accounting Policies

Basis of Accounting—The balance sheets are presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3. Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.001 per share, none of which have been issued or are outstanding.

PETIQ, LLC

Condensed Consolidated Balance Sheets

(Unaudited, dollars in thousands)

	MARCH 31, 2017	DECEMBER 31, 2016
Current assets
Cash and cash equivalents	$1,376	$767
Accounts receivable, net of allowance for doubtful accounts	27,327	17,195
Inventories	48,054	34,232
Supplier prepayments	2,561	2,985
Other current assets	3,041	1,358

Total current assets	82,359	56,537
Property, plant and equipment, net	12,842	13,044
Restricted cash and deposits	250	250
Other non-current assets	2,709	2,826
Intangible assets, net of accumulated amortization	3,849	4,054
Goodwill	4,697	4,619

Total assets	$106,706	$81,330

Liabilities and member’s equity
Current liabilities
Accounts payable	$12,502	$9,333
Accrued wages payable	669	1,100
Accrued interest payable	173	44
Other accrued expenses	326	277
Current portion of long-term debt and capital leases	2,541	2,321

Total current liabilities	16,211	13,075

Non-current liabilities
Long-term debt	42,990	25,158
Obligations under capital leases, less current installments	412	434
Deferred acquisition liability	1,330	1,303
Other non-current liabilities	364	378

Total non-current liabilities	45,096	27,273

Commitments and contingencies
Equity
Member’s equity	47,219	42,941
Accumulated other comprehensive loss	(1,799)	(1,940)

Total member’s equity	45,420	41,001
Non-controlling interest	(21)	(19)

Total equity	45,399	40,982

Total liabilities and equity	$106,706	$81,330

See accompanying notes to the condensed consolidated financial statements

PETIQ, LLC

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three months ended March 31,

(Unaudited, dollars in thousands)

	2017	2016
Net sales	$67,029	$52,298
Cost of sales	54,829	42,526

Gross profit	12,200	9,772

Operating expenses
General and administrative expenses	7,405	8,063

Operating income	4,795	1,709

Interest expense, net	464	901
Foreign currency loss, net	49	121
Loss on debt extinguishment	—	993
Other expense (income), net	3	(2)

Total other expense, net	516	2,013

Net income (loss)	4,279	(304)

Net (loss) income attributable to noncontrolling interest	(2)	1

Net income (loss) attributable to member	$4,281	$(305)

Comprehensive income (loss)
Net income (loss)	$4,279	$(304)
Foreign currency translation adjustment	141	(343)

Comprehensive income (loss)	4,420	(647)
Comprehensive (loss) income attributable to noncontrolling interest	(2)	1

Comprehensive income (loss) attributable to member	$4,422	$(648)

Unaudited pro forma financial information (Note 8)
Historical income (loss) before taxes	4,279
Pro forma provision for income taxes	$(968)

Pro forma net income	3,311
Pro forma net loss attributable to noncontrolling interest	(2,552)

Pro forma net loss attributable to member	$759

Pro forma net income per share
Basic	$0.06
Diluted	$0.06
Pro forma weighted average shares of Class A common stock outstanding
Basic	12,285,083
Diluted	12,285,083

See accompanying notes to the condensed consolidated financial statements

PETIQ, LLC

Condensed Consolidated Statements of Cash Flows

Three months ended March 31,

(Unaudited, dollars in thousands)

	2017	2016
Cash flows from operating activities
Net income (loss)	$4,279	$(304)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization of intangible assets and loan fees	851	1,276
Loss on disposition of property	8	49
Foreign exchange loss on liabilities	29	102
Changes in assets and liabilities
Accounts receivable	(9,515)	(4,279)
Inventories	(13,813)	(5,447)
Prepaid expenses and other assets	(1,765)	3,085
Accounts payable	3,334	2,536
Accrued wages payable	(444)	(596)
Other accrued expenses	181	(16)

Net cash used in operating activities	(16,855)	(3,594)

Cash flows from investing activities
Purchase of property, plant, and equipment and intangibles	(518)	(753)

Net cash used in investing activities	(518)	(753)

Cash flows from financing activities
Proceeds from issuance of long term debt	74,800	63,952
Principal payments on long term debt	(56,770)	(67,737)
Change in restricted cash	—	6,894
Principal payments on capital lease obligations	(28)	(20)
Payment of deferred financing fees and debt discount	(25)	(218)

Net cash provided by financing activities	17,977	2,871

Net change in cash and cash equivalents	604	(1,476)
Effect of exchange rate changes on cash and cash equivalents	5	(70)
Cash and cash equivalents, beginning of period	767	3,250

Cash and cash equivalents, end of period	$1,376	$1,704

Supplemental cash flow
Interest paid	$292	$767

Property, plant, and equipment acquired through accounts payable	(178)	(6)

Capital lease additions	—	27

See accompanying notes to the condensed consolidated financial statements

PETIQ, LLC AND SUBSIDIARIES

Notes to condensed consolidated financial statements

(dollars in thousands)

Note 1—Principal Business Activity and Significant Accounting Policies

Principal Business Activity and Principals of Consolidation

PetIQ, LLC and Subsidiaries (the Company) is a manufacturer and wholesale distributor of over-the-counter and prescription pet medications and pet wellness products to various retail customers and distributors throughout the United States and Europe. The Company is headquartered in Eagle, Idaho and manufactures and distributes products from facilities in Florida, Texas, Utah, and Europe.

The operating agreement of the Company limits each member’s liability to the maximum extent allowed.

The accompanying unaudited consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. All intercompany transactions and balances have been eliminated in consolidation.

The condensed consolidated financial statements as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016 are unaudited. The condensed consolidated balance sheet as of December 31, 2016 has been derived from the audited financial statements at that date but does not include all of the disclosures required by U.S. GAAP. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2016 and related notes thereto included elsewhere in this prospectus. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment; allowance for doubtful accounts; the valuation of property, plant, and equipment, intangible assets and goodwill, inventories and notes receivable; and reserves for legal contingencies.

Foreign Currencies

The Company operates subsidiaries in foreign countries who use the local currency as the functional currency. The Company translates its foreign subsidiaries’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. The Company records gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location’s functional currency in net income (loss) for each period.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less, excluding amounts restricted for various state licensing regulations. Restricted deposits are not considered cash and cash equivalents. The Company maintains its cash accounts in various deposit accounts, the balances of which at times exceeded federal deposit insurance limits during the periods presented.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within a set number from the invoice date. Accounts receivable are stated at the amount billed to the customer, net of discounts and estimated deductions. The Company does not have a policy for charging interest on overdue customer account balances. The Company provides an allowance for doubtful accounts equal to estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice.

The Company also has notes receivable due from various suppliers included in accounts receivable. The notes bear interest at 0% to 4% and are repaid based on either amortization schedules or from certain sales to third parties. Non-current portions of these notes receivable are included in other non-current assets on the consolidated balance sheet.

Accounts receivable consists of the following as of:

	MARCH 31, 2017	DECEMBER 31, 2016
Trade receivables	$28,432	$18,086
Notes receivable	377	440

	28,809	18,526
Less: Allowance for doubtful accounts	(590)	(498)
Non-current portion of receivables	(892)	(833)

Total accounts receivable, net	$27,327	$17,195

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is typically determined using the first-in first-out (“FIFO”) method. The Company maintains reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, and market conditions. Changes in these conditions may result in additional reserves. Major components of inventories were as follows as of March 31, 2017 and December 31, 2016:

	MARCH 31, 2017	DECEMBER 31, 2016
Raw materials and work in progress	$5,866	$5,924
Finished goods	42,188	28,308

Total inventories	$48,054	$34,232

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Expenditures for improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets, except for leasehold improvements and capital leased assets which are depreciated over the shorter of the expected useful life or the lease term. Depreciation and amortization expense is recorded in cost of sales or general and administrative expenses in the consolidated statements of comprehensive income, depending on the use of the asset. The estimated useful lives of property, plant, and equipment are as follows:

Computer equipment and software	3 years
Buildings	33 years
Equipment	2-15 years
Leasehold improvements	3-9 years
Furniture and fixtures	8-10 years

Depreciation expense for the three months ended March 31, 2017 and 2016 was $536 and $476, respectively.

Restricted Cash and Deposits

Restricted cash consists of amounts of cash required to be held by the Company’s lender in the event that normal collateral is not sufficient to allow for full borrowings on the Company’s previous term loan. Refer to Note 4, Debt, for more information. No restricted cash was held as of March 31, 2017 or December 31, 2016.

Restricted deposits are amounts required to be held by the Company in segregated accounts for various state licensing regulations in relation to the sale of regulated prescription pet medications. Restricted deposits as of March 31, 2017 and December 31, 2016 were $250 and $250, respectively. Interest earned on restricted deposits is included in other income when earned.

Deferred Acquisition Liability

The Company has a deferred acquisition liability related to an acquisition that occurred in 2013. The liability is denominated in Euros and requires annual payments based on a percentage of gross profit from the sales of certain products, and any amounts not repaid by the annual payments will be due in June 2018. The current balance recorded as of March 31, 2017 and December 31, 2016 was $250 and $250, respectively, and is included in other accrued expenses. The non-current portion recorded as of March 31, 2017 and December 31, 2016 was $1,330 and $1,303, respectively, and is included in deferred acquisition liability.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered, the price is fixed or determinable and collectability is reasonably assured. The Company generally records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (“FOB”) destination terms, a provision is recorded to exclude shipments determined to be in-transit to these customers at the end of the reporting period. A sales return allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, returned goods and other items.

The Company offers a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The Company’s net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. Accruals for expected payouts under these programs are included in other accrued expenses.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of sales, and are not billed to customers.

Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred and are included in general and administrative expenses. Research and development costs amounted to $195 and $81 and advertising costs were $458 and $364 for the three months ended March 31, 2017 and 2016, respectively.

Litigation

The Company is subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. If the likelihood of an adverse legal outcome is determined to be probable and the amount of loss is estimable, then a liability is accrued in accordance with accounting guidance for Contingencies. The company consults with both internal and external legal counsel related to litigation.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and subsequently issued several related Accounting Standards Updates (“ASUs”) (“Topic 606”), which provide guidance for recognizing revenue from contracts with customers. The core principle of Topic 606 is that revenue will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration for which entitlement is expected in exchange for those goods or services. Topic 606 will be effective commencing with our quarter ending March 31, 2018. We currently anticipate adopting Topic 606 using the modified retrospective transition approach that may result in a cumulative adjustment to beginning retained earnings as of January 1, 2018. Based on the analysis to date, the Company expects the new standard will require accelerated recognition of trade promotions and customer incentives. These transactions are currently recognized at the later of the sale of goods or agreement, however under the new standard the Company will estimate incentives to be offered to customers. The Company does not expect the change to be material. The Company is continuing its assessment, which may identify additional impacts this standard will have on its consolidated financial statements and related disclosure.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. This standard requires adoption based upon a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with optional practical expedients. Based on a preliminary assessment, the Company expects that most of its operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and right-of-use assets upon adoption. The Company is currently making over $1,700 per year in operating lease payments, and the Company expects the majority of these leases to be classified as operating lease liabilities and right-of-use assets upon adoption. The Company is continuing its assessment, which may identify additional impacts this standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and provide specific guidance on eight cash flow classification issues that are not currently addressed by current U.S. GAAP. This ASU will be effective commencing with our quarter ending March 31, 2018. The Company does not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU” No. 2016-09, “Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting (Topic 718).” ASU No. 2016-09 simplifies the accounting for share-based payment transactions, including accounting for income taxes, forfeitures, statutory tax withholding requirements, and classification in the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 31, 2016, and interim periods beginning in the first interim period within the year of adoption. Any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company adopted the provisions of this standard effective January 1, 2017. The Company elected to continue to recognize estimated forfeitures over the term of the awards. The adoption of the standard did not have a material impact on the Company’s financial condition, results of operations, cash flows and disclosures.

Note 2—Debt

The Company entered into a new credit agreement (New Credit Agreement) on December 21, 2016. This agreement fully repaid and terminated the A&R Credit Agreement described below. The New Credit Agreement provides for secured financing of $50,000 in aggregate at either LIBOR or Base (prime) interest rates plus an applicable margin, consisting of

(i) $45,000 revolving credit facility (“Revolver”) maturing on December 21, 2019; and

(ii) $5,000 term loan (“Term Loans”), requiring equal amortizing payments for 24 months.

As of December 31, 2016, the Company had $5,000 outstanding as Term Loans and $22,473 outstanding under the Revolver. The interest rate on the Term Loans was 4.25% and the interest rate on the revolving credit facility was also 4.25%, both were Base Rate loans.

As of March 31, 2017, the Company had $4,583 outstanding as Term Loans and $40,921 outstanding under the Revolver. The interest rate on the Term Loans was 4.50% and the interest rate on the revolving credit facility was also 4.50%, both were Base Rate loans. The Revolver contains a lockbox mechanism.

The New Credit Agreement contains certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target and is secured by collateral consisting of a percentage of eligible accounts receivable, inventories, and machinery and equipment. As of March 31, 2017, the Company was in compliance with these covenants.

On March 16, 2015, the Company entered into a $40,000 credit facility (Credit Agreement), comprised of a $33,000 in aggregate principal amount of term loans and $7,000 revolving credit facility. Borrowings under the agreement were subject to certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target, both measured on a quarterly basis beginning in the first quarter of 2016. The Company remained in compliance with these covenants for the duration of the agreement.

The Company refinanced its credit facility in March 2016 with an amended and restated credit agreement (A&R Credit Agreement). The A&R Credit Agreement provided for secured financing of $48,000 in the aggregate, consisting of

(i) $3,000 in aggregate principal amount of term loans maturing on December 31, 2016 (the “Term B Loans”);

(ii) $20,000 in aggregate principal amount of term loans maturing on March 16, 2018 (the “Term A Loans”); and

(iii) a $25,000 revolving credit facility maturing on March 16, 2018.

The following represents the Company’s long term debt as of March 31, 2017 and December 31, 2016:

	MARCH 31, 2017	DECEMBER 31, 2016
Term Loan	$4,583	$5,000
Revolving credit facility	40,921	22,473
Net discount on debt and deferred financing fees	(71)	(92)

	45,433	27,381
Less current maturities of long-term debt	(2,443)	(2,223)

Total long-term debt	$42,990	$25,158

Future maturities of long term debt, excluding the net discount on debt and deferred financing fees, as of March 31, 2017 are as follows:

Remainder 2017	$1,875
2018	2,708
2019	40,921

The Company incurred debt issuance costs of $218 related to the A&R Credit Agreement during the first quarter of 2016. The debt transaction resulted in a loss on debt extinguishment of $993, which included the write off of unamortized debt issuance costs and debt discount, early termination fees, and legal costs.

Note 3—Leases

The Company leases certain real estate, both office and production facilities, as well as equipment from third parties. Lease expiration dates are between 2017 and 2025. A portion of capital leases are denominated in foreign currencies. Many of these leases include renewal options and in some cases options to purchase.

Approximate annual future commitments under non-cancelable leases as of March 31, 2017 consist of the following:

	LEASE OBLIGATION
	OPERATING LEASES	CAPITAL LEASES
Remainder of 2017	$1,281	$74
2018	1,701	98
2019	594	95
2020	43	81
2021	26	79
Thereafter	92	88

Total minimum future obligations	$3,737	$515

Less current capital lease obligations		(98)

Long-term capital lease obligations		$417

The net book value of equipment under capital lease was $767 and $775 as of March 31, 2017 and December 31, 2016, respectively. Total operating lease expense for the three months ended March 31, 2017 and 2016 totaled $460 and $400, respectively.

Note 4—Income Taxes

The Company is a limited liability company, and the majority of our businesses and assets are held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. The income taxes with respect to these operations are payable by our member. The Company makes cash distributions to permit the member to pay these taxes as needed by the member’s tax situation. In the quarters ended March 31, 2017 and 2016, the Company did not make any cash distributions.

The Company’s income tax provision generally consists of income taxes payable by our separate subsidiaries that are taxed as corporations. As of March 31, 2017 and December 31, 2016, the taxable foreign subsidiaries had $473 and $482, respectively of deferred tax assets. The deferred tax assets resulted primarily from net operating losses and were fully offset by a valuation allowance.

Note 5—Customer Concentration

The Company has significant exposure to customer concentration. During the three months ended March 31, 2017 and 2016, three customers accounted for more than 10% of sales individually. In total the three customers accounted for 59% and 72% of net sales, respectively. At March 31, 2017 and December 31, 2016 four customers individually accounted for more than 10% of outstanding trade receivables, and in aggregate accounted for 53% and 60%, respectively, of outstanding trade receivables, net. The customers are customers of the domestic segment.

Note 6—Commitments and Contingencies

Litigation Contingencies

In July 2013, Mars, Inc. (“Mars”) filed suit against the Company, a subsidiary TruRX LLC (“TruRX”) and a third party in the United States District Court for the Eastern District of Texas, alleging that the Company’s Minties and Minties Fresh products infringed on certain of its patents (Texas). In March 2014, Mars filed suit against the Company, TruRX, and a third party in the United States District Court for the Middle District of Tennessee, alleging that the Company’s Hip&Joint supplement product infringed on certain of its patents (Tennessee). In September 2014, Mars filed suit against the Company and several subsidiaries in the United States District Court for the Eastern District of Virginia, alleging that certain pet treats, including Delightibles branded treats, infringe on certain of its patents (Virginia). In each case, Mars seeks royalty damages in an amount not specified.

During 2016, the Company successfully tried the first action, resulting in a finding of non-infringement of the patents-in-suit. Shortly thereafter, the Company reached a settlement with Mars that resulted in the final dismissal of all three cases. The settlement resulted in no incremental expense or liability to the Company. As of March 31, 2017, the Company has no outstanding litigation against it.

The Company records a liability when a particular contingency is probable and estimable. However, the

Company has not accrued for any contingency at March 31, 2017 and December 31, 2016, as the Company does not consider any contingency to be probable or estimable. The Company expenses legal costs as incurred within general and administrative expenses on the consolidated statements of comprehensive loss.

Note 7—Segments

The Company has two operating segments, and thus two reportable segments, which are the procurement, packaging, and distribution of pet health and wellness products in the Domestic markets (U.S. and Canada) and in the International markets (primarily Europe). The determination of the operating segments is based on the level at which the chief operating decision maker reviews discrete financial information to assess performance and make resource allocation decisions, which is done based on these two geographic areas.

Financial information relating to the Company’s operating segments for the three months ended:

MARCH 31, 2017	DOMESTIC	INTERNATIONAL	CONSOLIDATED
Net sales	$65,910	$1,119	$67,029
Gross profit	11,725	475	12,200
General and administrative expenses	6,949	456	7,405

Operating income (expense)	4,776	19	4,795

MARCH 31, 2016	DOMESTIC	INTERNATIONAL	CONSOLIDATED
Net sales	$51,184	$1,114	$52,298
Gross profit	9,266	506	9,772
General and administrative expenses	7,629	434	8,063

Operating income	1,637	72	1,709

Note 8—Pro forma financial information

The Company has not presented historical basic and diluted net income per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of March 31, 2017.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and Net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of PetIQ, Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 23%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 59% portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ, Inc. upon completion of the Transactions and Offering disclosed in the Form S-1. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $0 related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income taxes of $968.

The unaudited pro forma financial information also reflects the effects of the Transactions on the allocation of pro forma net income between noncontrolling interests and PetIQ, Inc.

Because PetIQ, Inc. will manage and operate the business and control the strategic decisions and day-to-day operations of the Company and will also have a substantial financial interest in the Company. PetIQ, Inc. will consolidate the financial results of PetIQ, LLC, pursuant to the variable-interest entity (“VIE”) accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of the Company’s net income (loss).

The pro forma unaudited net income per share has been prepared using pro forma net income, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net income between noncontrolling interests and PetIQ, Inc., resulting from the Transactions and the Offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions, plus the Class A common stock sold in the Offering.

The supplemental pro forma information has been computed on an initial public offering price of $16.00 per share. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers

PetIQ, LLC:

We have audited the accompanying consolidated balance sheets of PetIQ, LLC and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, member’s equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetIQ, LLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho

February 24, 2017

PETIQ, LLC

Consolidated Balance Sheets

December 31,

(dollars in thousands)

	2016	2015
Current assets
Cash and cash equivalents	$767	$3,250
Accounts receivable, net of allowance for doubtful accounts	17,195	14,512
Inventories	34,232	33,685
Supplier prepayments	2,985	7,501
Other current assets	1,358	1,370

Total current assets	56,537	60,318

Property, plant and equipment, net	13,044	12,960
Restricted cash and deposits	250	7,144
Other non-current assets	2,826	757
Intangible assets, net of accumulated amortization	4,054	5,576
Goodwill	4,619	5,580

Total assets	$81,330	$92,335

Liabilities and member’s equity
Current liabilities
Accounts payable	$9,333	$9,210
Accrued wages payable	1,100	1,203
Accrued interest payable	44	270
Other accrued expenses	277	329
Current portion of long-term debt and capital leases	2,321	153

Total current liabilities	13,075	11,165

Non-current liabilities
Long-term debt	25,158	32,052
Obligations under capital leases, less current installments	434	395
Deferred acquisition liability	1,303	2,053
Other non-current liabilities	378	395

Total non-current liabilities	27,273	34,895

Commitments and contingencies
Equity
Member’s equity	42,941	46,339
Accumulated other comprehensive loss	(1,940)	(42)

Total member’s equity	41,001	46,297
Non-controlling interest	(19)	(22)

Total equity	40,982	46,275

Total liabilities and equity	$81,330	$92,335

See accompanying notes to the consolidated financial statements

PETIQ, LLC

Consolidated Statements of Comprehensive Loss

Years ended December 31,

(dollars in thousands)

	2016	2015
Net sales	$200,162	$205,687
Cost of sales	167,615	166,529

Gross profit	32,547	39,158

Operating expenses
General and administrative expenses	31,845	35,588

Operating income	702	3,570

Interest expense	3,058	3,545
Foreign currency loss (gain), net	24	(75)
Loss on debt extinguishment	1,681	1,449
Other (income) expense, net	(666)	—

Total other expense, net	4,097	4,919

Net loss	(3,395)	(1,349)

Net income (loss) attributable to noncontrolling interest	3	(7)

Net loss attributable to member	$(3,398)	$(1,342)

Comprehensive loss
Net loss	$(3,395)	$(1,349)
Foreign currency translation adjustment	(1,898)	(515)

Comprehensive loss	(5,293)	(1,864)
Comprehensive income (loss) attributable to noncontrolling interest	3	(7)

Comprehensive loss attributable to member	$(5,296)	$(1,857)

Unaudited pro forma financial information (note 11)
Historical loss before taxes	$(3,395)
Pro forma provision for income taxes	768

Pro forma net loss	(2,627)
Pro forma net loss attributable to noncontrolling interest	(1,379)

Pro forma net loss attributable to member	(1,248)

Pro forma net loss per share
Basic	$(0.10)
Diluted	$(0.10)
Pro forma weighted average shares of Class A common stock outstanding
Basic	12,285,083
Diluted	12,285,083

See accompanying notes to the consolidated financial statements

PETIQ, LLC

Consolidated Statements of Member’s Equity

Years ended December 31, 2016 and 2015

(dollars in thousands)

	MEMBER’S EQUITY	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	NON-CONTROLLING INTEREST	TOTAL
Balance, January 1, 2015	$47,681	$473	$(15)	$48,139
Net loss	(1,342)	—	(7)	(1,349)
Foreign currency translation adjustments	—	(515)	—	(515)

Balance, December 31, 2015	46,339	(42)	(22)	46,275

Net loss	(3,398)	—	3	(3,395)
Foreign currency translation adjustments	—	(1,898)	—	(1,898)

Balance, December 31, 2016	$42,941	$(1,940)	$(19)	$40,982

See accompanying notes to the consolidated financial statements

PETIQ, LLC

Consolidated Statements of Cash Flows

Years ended December 31,

(dollars in thousands)

	2016	2015
Cash flows from operating activities
Net loss	$(3,395)	$(1,349)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation and amortization of intangible assets and loan fees	4,074	3,140
Loss on disposition of property	42	28
Foreign exchange (gain) on liabilities	(28)	(300)
Impairment of related party receivable	—	1,449
Warranty Settlement gain	(645)	—
Changes in assets and liabilities
Accounts receivable	(2,216)	(1,907)
Inventories	(542)	(10,399)
Prepaid expenses and other assets	2,037	(3,789)
Accounts payable	104	6,114
Accrued wages payable	(128)	827
Other accrued expenses	(229)	(229)

Net cash used in operating activities	(926)	(6,415)

Cash flows from investing activities
Proceeds from disposition of property, plant, and equipment	1	12
Purchase of property, plant, and equipment and intangibles	(2,041)	(1,550)

Net cash used in investing activities	(2,040)	(1,538)

Cash flows from financing activities
Proceeds from issuance of long term debt	238,252	236,981
Principal payments on long term debt	(243,852)	(218,532)
Decrease (increase) in restricted cash and deposits	6,894	(6,944)
Principal payments on capital lease obligations	(93)	(382)
Payment of deferred financing fees and debt discount	(509)	(1,316)

Net cash provided by financing activities	692	9,807

Net change in cash and cash equivalents	(2,274)	1,854
Effect of exchange rate changes on cash and cash equivalents	(209)	26
Cash and cash equivalents, beginning of year	3,250	1,370

Cash and cash equivalents, end of year	$767	$3,250

Supplemental cash flow
Interest paid	$2,911	$2,997

Property, plant, and equipment acquired through accounts payable	125	24

Capital lease additions	188	—

Non cash acquisition of intangibles	—	350

See accompanying notes to the consolidated financial statements

PetIQ, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Principal Business Activity and Significant Accounting Policies

Principal Business Activity and Principals of Consolidation

PetIQ, LLC and Subsidiaries (the Company) is a manufacturer and wholesale distributor of over-the-counter and prescription pet medications and pet related products to various retail chains throughout the United States and Europe. The Company is headquartered in Eagle, Idaho and manufactures and distributes products from facilities in Florida, Texas, Utah, and Europe.

The operating agreement of the Company limits each member’s liability to the maximum extent allowed.

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment; allowance for doubtful accounts; the valuation of property, plant, and equipment, intangible assets and goodwill, inventories and notes receivable; and reserves for legal contingencies.

Foreign Currencies

The Company operates subsidiaries in foreign countries who use the local currency as the functional currency. The Company translates its foreign subsidiaries’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive (loss) income. The Company records gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location’s functional currency in net income (loss) for each period.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less, excluding amounts restricted for various state licensing regulations. Restricted deposits are not considered cash and cash equivalents. The Company maintains its cash accounts in various deposit accounts, the balances of which at times exceeded federal deposit insurance limits during the years presented.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer, net of discounts and estimated deductions. The Company does not have a policy for charging interest on overdue customer account balances. The Company provides an allowance for doubtful accounts equal to estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice.

The Company also has notes receivable due from various suppliers included in accounts receivable. The notes bear interest at 0% to 4% and are repaid based on either amortization schedules or from certain sales to third parties. Non-current portions of these notes receivable are included in other non-current assets on the consolidated balance sheets.

Accounts receivable consists of the following at December 31:

	2016	2015
Trade receivables	$18,086	$14,547
Notes receivable	440	988

	18,526	15,535
Less: Allowance for doubtful accounts	(498)	(620)
Non-current portion of receivables	(833)	(403)

Total accounts receivable, net	$17,195	$14,512

Inventories

Inventories are stated at the lower of cost or market. Cost is typically determined using the first-in first-out (“FIFO”) method. The Company maintains reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, and market conditions. Changes in these conditions may result in additional reserves. Major components of inventories were as follows at December 31:

	2016	2015
Raw materials and work in progress	$5,924	$4,292
Finished goods	28,308	29,393

Total inventories	$34,232	$33,685

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Expenditures for improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets, except for leasehold improvements and capital leased assets which are depreciated over the shorter of the expected useful life or the lease term. Depreciation and amortization expense is recorded in cost of sales or general and administrative expenses in the consolidated statements of comprehensive loss, depending on the use of the asset. The estimated useful lives of property, plant, and equipment are as follows:

Computer equipment and software	3 years
Buildings	33 years
Equipment	3-15 years
Leasehold improvements	3-9 years
Furniture and fixtures	8-10 years

The Company reviews the carrying value of property, plant, and equipment for triggering events whenever events and circumstances indicate that the carrying value of an asset or asset group may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment during the years ended December 31, 2016 and 2015.

Restricted Cash and Deposits

Restricted cash consists of amounts of cash required under the Credit Agreement to be held by the Company’s lender in the event that normal collateral is not sufficient to allow for full borrowings on the Company’s fully funded term loan. Refer to Note 4, Debt, for more information. Restricted cash as of December 31, 2016 and 2015 was $0 and $6,894, respectively.

Restricted deposits are amounts required to be held by the Company in segregated accounts for various state licensing regulations in relation to the sale of regulated prescription pet medications. Restricted deposits as of December 31, 2016 and 2015 were $250 and $250, respectively. Interest earned on restricted deposits is included in other income when earned.

Intangible Assets

Indefinite lived intangible assets consist primarily of trademarks. Trademarks represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by the Company. Trademarks are not amortized, rather potential impairment is considered on an annual basis, or more frequently upon the occurrence of an event, when circumstances indicate that the book value of trademarks are greater than their fair value. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible asset is less than the carrying value as a basis to determine whether further impairment testing under ASC 350 is necessary. No impairment charge was recorded for the years ended December 31, 2016 and 2015.

Definite-lived intangible assets consist of a distribution agreement, production certifications, patents and processes, customer relationships, and brand names. The assets are amortized on a straight-line basis over the expected useful life. Useful lives vary by asset type and are determined based on the period over which the intangible asset is expected to contribute directly or indirectly to the company’s future cash flows. Useful lives range from 2 to 15 years.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of specifically identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets, which are not capable of being individually identified and separately recognized.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is reviewed for impairment annually in the Company’s fourth quarter or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The goodwill impairment test consists of a two-step process, if necessary. However, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary and goodwill is considered to be unimpaired. However, if based on the qualitative assessment the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step process will be carried out.

In step one, the Company determines the fair value of each reporting unit and compares it to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference.

The Company performed its qualitative assessment during the fourth fiscal quarter of 2016 and concluded that it was more likely than not that the fair values of its reporting units were greater than their carrying amounts. After reaching this conclusion, the two-step impairment test was unnecessary and no further testing was performed. The qualitative factors that were considered included, but were not limited to, general economic conditions, outlook for the pet sector, and recent and forecasted financial performance.

Goodwill impairment analysis and measurement is a process that requires significant judgment. If there are significant changes in market conditions or a future downturn in our business, or a future annual goodwill impairment test indicates an impairment of our goodwill, the Company may have to recognize impairment of its goodwill.

Income Taxes

As a limited liability company, the Company’s taxable income or loss is allocated to the member. However, the Company consolidates taxable subsidiaries. For these subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016 and 2015, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is not subject to Federal and State tax examinations by tax authorities for years before 2010, the year of inception.

Fair Value of Financial Instruments

The Company measures the fair value of its financial instruments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes the following hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of these instruments. The Company’s debt approximates fair value due to the variable interest rate.

Deferred Acquisition Liability

The Company has a deferred acquisition liability related to an acquisition that occurred in 2013. The liability is denominated in Euros and requires annual payments based on a percentage of gross profit from the sales of certain products; any amounts not repaid by the annual payments will be due in June 2018. The current balance recorded as of December 31, 2016 and 2015 was $250 and $300, respectively, and is included in other accrued expenses. The non-current portion recorded as of December 31, 2016 and 2015 was $1,303 and $2,053, respectively, and is included in deferred acquisition liability. During 2016, the Company negotiated a settlement with a selling shareholder of the Company related to a warranty provided as part of the purchase. The related warranty settlement gain of $645 is included in other income on the consolidated statement of comprehensive loss.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered, the price is fixed or determinable and collectability is reasonably assured. The Company generally records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (“FOB”) destination terms, a provision is recorded to exclude shipments determined to be in-transit to these customers at the end of the reporting period. A sales return allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, returned goods and other items.

The Company offers a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The Company’s net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. Accruals for expected payouts under these programs are included in other accrued expenses.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of sales, and are not billed to customers.

Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred and are included in general and administrative expenses. Research and development costs amounted to $310 and $380 and advertising costs were $1,179 and $6,077 for the years ended December 31, 2016 and 2015, respectively.

Litigation

The Company is subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. If the likelihood of an adverse legal outcome is determined to be probable and the amount of loss is estimable, then a liability is accrued in accordance with accounting guidance for contingencies. The company consults with both internal and external legal counsel related to litigation.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued several related Accounting Standards Updates (“ASUs”) (“Topic 606”), which provide guidance for recognizing revenue from contracts with customers. The core principle of Topic 606 is that revenue will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration for which entitlement is expected in exchange for those goods or services. Topic 606 will be effective commencing with our quarter ending March 31, 2018. We currently anticipate adopting Topic 606 using the modified retrospective transition approach that may result in a cumulative adjustment to beginning retained earnings as of January 1, 2018. Based on the analysis to date, the Company expects the new standard will require accelerated recognition of trade promotions and customer incentives. These transactions are currently recognized at the later of the sale of goods or agreement, however under the new standard the Company will estimate incentives to be offered to customers. The Company does not expect the change to be material. The Company is continuing its assessment, which may identify additional impacts this standard will have on its consolidated financial statements and related disclosure.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. This ASU is a comprehensive new leases standard that was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. This standard requires adoption based upon a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with optional practical expedients. Based on a preliminary assessment, the Company expects that most of its operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and right-of-use assets upon adoption. The Company is currently making over $1,700 per year in operating lease payments, and the Company expects the majority of these leases to be classified as operating lease liabilities and right-of-use assets upon adoption. The Company is continuing its assessment, which may identify additional impacts this standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify and provide specific guidance on eight cash flow classification issues that are not currently addressed by current U.S. GAAP. This ASU will be effective commencing with our quarter ending March 31, 2018. The Company does not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

Note 2—Property, Plant, and Equipment

Property, plant, and equipment consists of the following at December 31:

	2016	2015
Leasehold improvements	$6,587	$6,533
Equipment	9,512	7,993
Computer equipment and software	896	839
Buildings	668	691
Furniture and fixtures	377	436
Construction in progress	150	125

	18,190	16,617
Less accumulated depreciation	(5,146)	(3,657)

Total property, plant, and equipment, net	$13,044	$12,960

Depreciation and amortization expense related to these assets totaled $1,915 and $1,842 for the years ended December 31, 2016 and 2015, respectively.

During 2016, the Company entered into a purchase agreement for a commercial building in Eagle, Idaho to serve as the Company’s corporate headquarters. The purchase price is $2,400, of which $125 has been paid as earnest money and is recorded in other non-current assets. The transaction is expected to close in Q2 2017.

Note 3—Intangible Assets and Goodwill

Intangible assets consist of the following at December 31:

AMORTIZABLE INTANGIBLES	USEFUL LIVES	2016	2015
Distribution agreement	2 years	$3,021	$3,021
Certification	7 years	350	350
Customer relationships	12 years	1,086	1,312
Patents and processes	10 years	1,797	2,155
Brand names	15 years	841	1,016

Less accumulated amortization		$(3,557)	$(2,691)

Total net amortizable intangibles		3,538	5,163
Non-amortizable intangibles
Trademarks and other		516	413

Intangible assets, net of accumulated amortization		$4,054	$5,576

Certain intangible assets are denominated in currencies other than the U.S. Dollar; therefore, their gross and net carrying values are subject to foreign currency movements. Amortization expense for the year ended December 31, 2016 and 2015 was $1,067 and $735, respectively.

Estimated future amortization expense for each of the following years is as follows:

YEARS ENDING DECEMBER 31,
2017	$1,033
2018	374
2019	374
2020	374
2021	374
Thereafter	1,009

The following is a summary of the changes in the carrying value of goodwill for the years ended December 31, 2016 and 2015.

	REPORTING UNIT
	DOMESTIC	INTERNATIONAL	TOTAL
Goodwill as of January 1, 2015	$5,484	$377	$5,861
Foreign currency translation	(263)	(18)	(281)

Goodwill as of December 31, 2015	5,221	359	5,580
Foreign currency translation	(900)	(61)	(961)

Goodwill as of December 31, 2016	$4,321	$298	$4,619

Note 4—Debt

The Company entered into a new credit agreement (New Credit Agreement) on December 21, 2016. This agreement fully repaid and terminated the A&R Credit Agreement described below. The New Credit Agreement provides for secured financing of $50,000 in aggregate at either LIBOR or Base (prime) interest rates plus an applicable margin, consisting of

(i) $45,000 revolving credit facility (“Revolver”) maturing on December 21, 2019; and

(ii) $5,000 term loan (“Term Loans”), requiring equal amortizing payments for 24 months.

As of December 31, 2016, the Company had $5,000 outstanding as Term Loans and $22,473 outstanding under the Revolver. The interest rate on the Term Loans was 4.25% and the interest rate on the revolving credit facility was also 4.25%, both were Base Rate loans. The Revolver contains a lockbox mechanism.

The New Credit Agreement contains certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target and is secured by collateral consisting of a percentage of eligible accounts receivable, inventories, and machinery and equipment. As of December 31, 2016, the Company was in compliance with these covenants.

On March 16, 2015, the Company entered into a $40,000 credit facility (Credit Agreement), comprised of a $33,000 in aggregate principal amount of term loans and $7,000 revolving credit facility. The credit facility was subject to a borrowing base of collateral comprised of a percentage of eligible accounts receivable, inventories, and machinery and equipment. In the event that the borrowing base did not represent sufficient collateral for the term loan, the Company was required to fund restricted cash in an amount to fully collateralize outstanding borrowings. The maturity date on the credit facility was March 16, 2018. The Credit Agreement required monthly principal payments of $8 plus accrued interest, with the remaining balance due at maturity. The interest rate of the facility was 3-month LIBOR plus an initial margin of 9.00%. Borrowings under the agreement were subject to certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target, both measured on a quarterly basis beginning in the first quarter of 2016. The Company remained in compliance with these covenants for the duration of the agreement.

The Company refinanced its credit facility in March 2016 with an amended and restated credit agreement (A&R Credit Agreement). The A&R Credit Agreement provided for secured financing of $48,000 in the aggregate, consisting of

(i) $3,000 in aggregate principal amount of term loans maturing on December 31, 2016 (the “Term B Loans”);

(ii) $20,000 in aggregate principal amount of term loans maturing on March 16, 2018 (the “Term A Loans”); and

(iii) a $25,000 revolving credit facility maturing on March 16, 2018.

As of December 31, 2015, the Company had $32,935 outstanding Term Loans and $0 outstanding under the revolving credit facility. The interest rate on the credit facility was the LIBOR rate plus 9.00%.

The following represents the Company’s long term debt as of December 31:

	2016	2015
Term Loan	$5,000	$32,935
Revolver	22,473	—
Net discount on debt and deferred financing fees	(92)	(785)

	27,381	32,150
Less current maturities of long-term debt	(2,223)	(98)

Total long-term debt	$25,158	$32,052

Future maturities of long term debt, excluding the net discount on debt and deferred financing fees, as of December 31, 2016 are as follows:

2017	$2,292
2018	2,708
2019	22,473

The Company incurred debt issuance costs in connection with the Credit Agreement in the amount of $316, plus $1,000 in debt discount, during the year ended December 31, 2015. Net discount on debt and deferred financing fees related to the term loan were $1,085, net of amortization of $301. The remaining $230 debt issuance cost and discount related to the revolver. This portion is shown in the consolidated balance sheet as a deferred charge in other non-current assets, net of amortization of $64 as of December 31, 2015.

The Company incurred debt issuance costs of $248 related to the A&R Credit Agreement during 2016. The debt transaction resulted in a loss on debt extinguishment of $993, which included the write off of unamortized debt issuance costs and debt discount, early termination fees, and legal costs.

The Company incurred debt issuance costs of $261 related to the New Credit Agreement during 2016. This second refinancing transaction resulted in a loss on extinguishment of $688, which included the write off of unamortized debt issuance costs and debt discount, early termination fees, and legal costs.

Note 5—Leases

The Company leases certain real estate, both office and production facilities, as well as equipment from third parties. Lease expiration dates are between 2017 and 2025. A portion of capital leases are denominated in foreign currencies. Many of these leases include renewal options and in some cases options to purchase.

Future minimum lease payments to be made by the Company for non-cancellable operating and capital leases as of December 31, 2016 consist of the following:

	LEASE OBLIGATION
YEARS ENDING DECEMBER 31,	OPERATING LEASES	CAPITAL LEASES
2017	$1,708	$98
2018	1,700	98
2019	593	94
2020	42	80
2021	26	78
Thereafter	84	105

Total minimum future obligations	$4,153	$553

Less current capital lease obligations		(98)

Long-term capital lease obligations		$455

The net book value of equipment under capital lease was $775 and $691 as of December 31, 2016 and 2015, respectively. Total operating lease expense for the year ended December 31, 2016 and 2015 totaled $1,718 and $1,627, respectively.

Note 6—Income Taxes

The Company is a limited liability company, and the majority of our businesses and assets are held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. The income taxes with respect to these operations are payable by our member. The Company makes cash distributions to permit the member to pay these taxes. In 2016 and 2015, the Company did not make any cash distributions.

The Company’s income tax provision generally consists of income taxes payable by our separate subsidiaries that are taxed as corporations. For the years ended December 31, 2016 and 2015, income tax expense was zero.

Additionally, in 2015, the Company dissolved its sole taxable subsidiary in the United States.

At December 31, 2016 and 2015, the foreign subsidiaries had $482 and $672, respectively of deferred tax assets. The deferred tax assets resulted primarily from net operating losses and were fully offset by a valuation allowance. In 2016 and 2015, the Company paid no income taxes and received no refunds.

Note 7—Related Party Transactions

Consulting Fees

As disclosed in Note 9, the Company has consulting agreements with several equity holders for services related to financial transactions and other senior management matters related to business administration. The Company incurred expenses of $864 and $462 under those agreements for the years ended December 31, 2016 and 2015, respectively.

Additionally, in 2015 as part of an amendment to the previous line of credit agreement, a board member executed a pledge agreement in favor of the Company’s lender, which was effectively a guarantee related to $2,200 of the line of credit collateralized by an account funded by the board member. Subsequent to that agreement, the board member, through an affiliate, procured inventory of a corresponding $2,200 and sold the inventory to the Company. For its guarantee and related services, the Company paid loan fees, legal fees, and interest of approximately $260 to the board member, total payments to the board member and their affiliate were approximately $2,460 ($2,200 of inventory and $260 of fees and interest).

Note Receivable from Related Party

The Company purchased products from a supplier, who is a related party due to a common minority owner, under a sourcing agreement. During the year ended December 31, 2015, the Company terminated the sourcing agreement.

Subsequent to the termination of the agreement on October 1, 2015, the supplier failed to deliver on prepaid inventories. The remaining balance of supplier prepayments in the amount of $1,449 was fully reserved in 2015 due to the significant uncertainty as to the collectability of the amount. The supplier has ceased providing inventory to the Company, has not refunded any of the prepayments, and there is no underlying collateral. The Company has initiated litigation to recover the supplier prepayment; any amounts collected will be recorded as a gain in the period in which the contingency is resolved.

Total purchases from the related party for the years ended December 31, 2016 and 2015 were approximately $0 and $6,677, respectively.

Note 8—Customer Concentration

The Company has significant exposure to customer concentration. During the years ended December 31, 2016 and 2015, three customers accounted for more than 10% of sales individually. In total the three customers accounted for 70% and 74% of sales, respectively. At December 31, 2016 and 2015 four customers accounted for more than 10% of outstanding individually and 60% and 54%, respectively, of outstanding trade receivables, net.

One of the Company’s significant customers noted above is Wal-Mart Stores Inc. During 2015, the Company sold a new item to Wal-Mart stores as part of a single year program. The program was awarded to the Company as opposed to Walmart’s legacy supplier in the category due to product registration concerns. The one time promotion resulted in approximately $16,574 in Net Sales in 2015, and as expected, Walmart returned to their legacy supplier for 2016.

Note 9—Commitments and Contingencies

Commitments

The Company has entered into management consulting services agreements with members of its parent. The services are related to financial transactions and other senior management matters related to business administration. Those agreements provide for the Company to pay base annual management fees of $712 plus expenses, typically payable quarterly. These expenses are recorded in general and administrative expenses on the consolidated statements of comprehensive loss.

The Company enters into various licensing and royalty agreements for certain products. These agreements end between 2020 and 2027, and require the Company to pay royalties based on sales of certain products on either a percentage or per unit basis. Total expense related to licensing agreements was $246 and $364 for the years ended December 31, 2016 and 2015, respectively. Royalty expenses are recorded in general and administrative expenses on the consolidated statements of comprehensive loss.

Litigation Contingencies

In July 2013, Mars, Inc. (“Mars”) filed suit against the Company, a subsidiary TruRX LLC (“TruRX”) and a third party in the United States District Court for the Eastern District of Texas, alleging that the Company’s Minties and Minties Fresh products infringed on certain of its patents. In March 2015, Mars filed suit against the Company, TruRX, and a third party in the United States District Court for the Middle District of Tennessee, alleging that the Company’s Hip&Joint supplement product infringed on certain of its patents. In September 2015, Mars filed suit against the Company and several subsidiaries in the United States District Court for the Eastern District of Virginia, alleging that certain pet treats, including Delightibles branded treats, infringe on certain of its patents. In each case, Mars sought lost profits or royalty damages in an amount not yet determined.

During 2016, the Company successfully tried the first action, resulting in a finding of non-infringement of the patents-in-suit. Shortly thereafter, the Company reached a settlement with Mars that resulted in the final dismissal of all three cases. The settlement resulted in no incremental expense or liability to the Company. As of December 31, 2016, the Company has no outstanding litigation against it.

The Company records a liability when a particular contingency is probable and estimable. However, the Company has not accrued for any contingency at December 31, 2016 and 2015, as the Company does not consider any contingency to be probable or estimable. The Company expenses legal costs as incurred within general and administrative expenses on the consolidated statements of comprehensive loss.

Note 10—Segments

The Company has two operating segments, and thus two reportable segments, which are the procurement, packaging, and distribution of pet health and wellness products in the Domestic markets (U.S. and Canada) and in the International markets (primarily Europe). The determination of the operating segments is based on the level at which the chief operating decision maker reviews discrete financial information to assess performance and make resource allocation decisions, which is done based on these two geographic areas.

Financial information relating to the Company’s operating segments for the years ended December 31:

2016	DOMESTIC	INTERNATIONAL	CONSOLIDATED
Net sales	$195,698	$4,464	$200,162
Gross profit	30,683	1,864	32,547
General and administrative expenses	30,127	1,718	31,845

Operating income	556	146	702
Interest expense			3,058
Other income (expense), net			666
Loss on debt extinguishment			1,681
Foreign currency loss, net			(24)

Identifiable assets	$76,270	$5,060	$81,330

Depreciation expense	$1,877	$38	$1,915

Amortization expense	$798	$269	$1,067

Capital expenditures	$1,892	$149	$2,041

2015	DOMESTIC	INTERNATIONAL	CONSOLIDATED
Net sales	$202,092	$3,595	$205,687
Gross profit	37,582	1,576	39,158
General and administrative expenses	33,926	1,662	35,588

Operating income (expense)	3,656	(86)	3,570
Interest expense			3,545
Other income (expense), net			—
Loss on debt extinguishment			1,449
Foreign currency gain, net			75

Identifiable assets	$86,531	$5,804	$92,335

Depreciation expense	$1,800	$42	$1,842

Amortization expense	$330	$405	$735

Capital expenditures	$1,479	$71	$1,550

Note 11—Pro forma financial information (unaudited)

The Company has not presented historical basic and diluted net loss per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of December 31, 2016.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1

(Form S-1) to register shares of Class A common stock of PetIQ Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 23%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the 59% portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ Inc. upon completion of the Transactions and Offering disclosed in the Form S-1. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $0 related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income tax benefit of $768.

The unaudited pro forma financial information also reflects the effects of the Transactions on the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc. After the Transactions and Offering the noncontrolling interests of PetIQ, Inc. held by the continuing owners of PetIQ Holdings, LLC will have a 41% economic ownership of PetIQ Holdings, LLC, and as such, a portion of pro forma net loss will be attributable to the noncontrolling interests.

The pro forma unaudited net loss per share has been prepared using pro forma net loss, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc., resulting from the Transactions and Offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Transactions plus the Class A common stock sold in the Offering.

The supplemental pro forma information has been computed on an initial public offering price of

$16.00 per share. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

6,250,000 Shares

PetIQ, Inc.

Class A Common Stock

Prospectus

Joint Book-Running Managers

Jefferies

William Blair

Co-Managers

Oppenheimer & Co.

Raymond James

SunTrust Robinson Humphrey

July 20, 2017

Until August 14, 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.